As filed with the Securities and Exchange Commission on May 19, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ImaRx Therapeutics, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	86-0974730
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1635 East 18th Street
Tucson, AZ 85719
(520) 770-1259
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Evan C. Unger
1635 East 18th Street
Tucson, AZ 85719
(520) 770-1259
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John M. Steel, Esq. Mark F. Hoffman, Esq. DLA Piper Rudnick Gray Cary US LLP 701 Fifth Ave., Ste. 7000 Seattle, WA 98104-7044 (206) 839-4800	Laura A. Berezin, Esq. Glen Y. Sato, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee

Common Stock, par value $0.0001 per share	$75,000,000	$8,025

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 19, 2006
PROSPECTUS
                        Shares
Common Stock
$             per share
We are selling                 shares of our common stock. We have granted the underwriters an option for a period of 30 days to purchase up to                additional shares of common stock to cover over-allotments.
This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $          and $           per share. We will apply to have our common stock approved for quotation on The Nasdaq National Market under the symbol “IMRX.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds to ImaRx Therapeutics, Inc. (before expenses)	$	$
The underwriters expect to deliver the shares to purchasers on or about                     , 2006.
CIBC World Markets

Jefferies & Company

First Albany Capital
The date of this prospectus is                     , 2006

Page

Summary	1
Risk Factors	7
Forward-Looking Statements	27
Use of Proceeds	28
Dividend Policy	28
Capitalization	29
Dilution	31
Conversion of Series F Preferred Stock	33
Selected Consolidated Financial Data	34
Management’s Discussion and Analysis of Financial Condition and Results of Operations	35
Our Business	44
Management	65
Certain Relationships and Related Transactions	75
Principal Stockholders	77
Description of Capital Stock	79
Material U.S. Federal Tax Consequences to Non-U.S. Holders	83
Shares Eligible for Future Sale	86
Underwriting	88
Legal Matters	94
Experts	94
Where You Can Find Additional Information	94
Index to Consolidated Financial Statements	F-1
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You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Summary
You should read the entire prospectus carefully before deciding to invest in shares of our common stock.
ImaRx Therapeutics, Inc.
Overview
We are a biopharmaceutical company developing and commercializing innovative therapies for vascular disorders associated with blood clots. Our development efforts are primarily focused on therapies for treating ischemic stroke and massive pulmonary embolism by restoring the flow of blood and oxygen to the brain and vital tissues, and clearing occluded catheters. Over ten million patients in the U.S. are afflicted each year with these and other complications related to blood clots, yet available treatment options are subject to significant therapeutic limitations. For example, the most widely used treatment for ischemic stroke can be administered only during a narrow time window and poses a risk of bleeding, resulting in fewer than 4% of ischemic stroke patients receiving treatment. We believe our products and clinical development programs, including two product candidates with Phase 3 clinical trial data and one product approved for marketing, if successful, will address significant unmet needs in these markets.
We are pursuing two development programs as the foundation for our products. The first program is a group of clot-dissolving drugs, or thrombolytics, that are variants of urokinase, a natural human protein primarily produced in the kidneys that stimulates the body’s natural clot-dissolving processes. The second program, SonoLysis therapy, centers on a novel treatment that breaks blood clots apart by applying ultrasound to our submicron-sized bubbles, which we call SonoLysis bubbles. We believe these therapeutic approaches can be used either alone or in combination to treat ischemic stroke and a broad variety of vascular disorders associated with blood clots, and may expand the number of patients for whom safe and effective clot-dissolving therapies are available.
Our Products
The following table summarizes our product candidates and their current development status:

Product
Indication	Candidate	Product Elements	Development Status

Ischemic Stroke	PROLYSEtm	• Recombinant pro-urokinase	• Completed one Phase 3 clinical trial
	SonoLysis tm therapy	• SonoLysis bubbles and ultrasound	• Preclinical
	SonoLysis combination therapy	• SonoLysis bubbles, ultrasound and a thrombolytic	• Ongoing Phase 2 proof of concept clinical trial using FDA-approved diagnostic bubbles and the thrombolytic tPA

Acute Massive Pulmonary Embolism	Abbokinase®	• Tissue-culture urokinase	• Approved for marketing

Catheter Clearance	Open-Cath-R®	• Recombinant urokinase	• Completed two Phase 3 clinical trials

We have a broad portfolio of product candidates to treat ischemic stroke that is aimed at expanding the number of patients eligible for treatment. We believe our ischemic stroke product portfolio may have advantages related to safety, time to market, expanded window of administration, faster initiation of treatment, speed of restoration of blood flow and the ability to address multiple physician groups.
PROLYSE is a recombinant pro-urokinase, or a pro-drug form of urokinase that we believe does not become active until it reaches a blood clot, which may reduce the risk of bleeding. PROLYSE has been shown in a Phase 3 clinical trial of 180 patients to be well tolerated and to demonstrate activity in dissolving cerebral blood clots when administered as long as six hours after the onset of stroke symptoms. This treatment window is twice as long as the three-hour restriction that the U.S. Food and Drug Administration, or FDA, has imposed on alteplase, or tPA, the only thrombolytic approved for use in ischemic stroke patients. In addition, we believe there is an emerging trend to use device-based, or interventional, therapy delivered directly to the site of the blood clot in treating ischemic stroke. We believe PROLYSE may become the first approved thrombolytic to address this trend. We are planning to initiate an additional Phase 3 clinical trial of the use of PROLYSE delivered intra-arterially directly to the site of a blood clot for ischemic stroke in 2007.
SonoLysis therapy is the combination of SonoLysis bubbles and ultrasound that we believe breaks up blood clots via a mechanical mechanism of action. Because SonoLysis therapy does not include a thrombolytic and its associated risk of bleeding, we believe SonoLysis therapy may offer several advantages over other treatments for ischemic stroke, including an extended treatment window, rapid initiation of treatment via intravenous administration and availability for use in patients for whom thrombolytics are contraindicated due to risk of bleeding. We are planning to initiate a Phase 1/2 dose-escalation clinical trial to study the safety and efficacy of SonoLysis therapy as a treatment for ischemic stroke in the first half of 2007.
SonoLysis combination therapy is SonoLysis therapy in conjunction with a thrombolytic. We believe that SonoLysis combination therapy incorporates complementary mechanisms of action that will both reduce the time required to dissolve a blood clot and enable a lower dose of thrombolytic to be used. In addition, we believe a lower dose of thrombolytic will reduce the risk of bleeding and extend the current treatment window beyond that of a thrombolytic alone for ischemic stroke patients. We are currently conducting a Phase 2 proof of concept clinical trial using FDA-approved diagnostic bubbles, ultrasound and tPA to expand upon the prior work of academic investigators in this area. We are planning to initiate a Phase 1/2 dose-escalation clinical trial in the second half of 2006 using our SonoLysis therapy and tPA. If that clinical trial is successful, we intend to conduct future clinical trials utilizing our SonoLysis therapy and PROLYSE.
In addition to our product candidates for ischemic stroke, we recently acquired Abbokinase, a form of urokinase that is approved and marketed for the treatment of acute massive pulmonary embolism. We intend to begin selling Abbokinase in the second half of 2006. Abbokinase sales will provide us with near-term revenue, an opportunity to form sales relationships with vascular physicians and acute care institutions that regularly administer blood clot therapies and a commercialization infrastructure that we believe can grow to support our future products.
Open-Cath-R, another form of urokinase we acquired in 2005, has been shown in two Phase 3 multinational clinical trials to be generally well tolerated and active as a treatment for clearing blocked intravascular catheters. We are investigating the remaining regulatory and manufacturing requirements and the opportunity to license Open-Cath-R to a third party.

Our Business Strategy
Our goal is to become the leading provider of innovative therapies for vascular disorders associated with blood clots. The key elements of our business strategy are to:

•	expand the number of patients eligible for treatment by developing and commercializing our portfolio of ischemic stroke product candidates;

•	capitalize on near-term revenue opportunities and develop an initial commercial infrastructure;

•	leverage our product candidates to address additional vascular indications; and

•	expand the use of our bubble technology to create a deep pipeline with broad therapeutic applications.
Risk Factors
Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We have a history of operating losses and we may never achieve profitability, complete clinical development of our product candidates or have more than one product approved for marketing. We compete against companies that have longer operating histories, more established products and greater resources than we do. At March 31, 2006, we had an accumulated deficit of approximately $64.3 million and an overall stockholders’ deficit of $32.6 million and we expect to continue to incur substantial losses for the foreseeable future.
Our Corporate Information
We were organized as an Arizona limited liability company on October 7, 1999, which was our date of inception for accounting purposes. We were subsequently converted to an Arizona corporation on January 12, 2000, and then reincorporated as a Delaware corporation on June 23, 2000. Our principal executive offices are located at 1635 E. 18th St., Tucson, Arizona 85719, and our telephone number at that location is (520) 770-1259. Our corporate website address is www.imarx.com. The information contained in or that can be accessed through our corporate website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “ImaRx,” “we,” “us” and “our” refer to ImaRx Therapeutics, Inc., a Delaware corporation.
We have rights to use Abbokinase® and Open-Cath-R®, which are U.S. registered trademarks. We use PROLYSEtm, Sonolysistm and the ImaRx Therapeutics logo as trademarks in the U.S. and other countries. All other trademarks and trade names mentioned in this prospectus are the property of their respective owners.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Initial public offering price	$

Use of proceeds	To repay indebtedness, to continue the development of our product candidates, including clinical trials, to fund manufacturing of our product candidates and for working capital and other general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	IMRX
The number of shares to be outstanding immediately after this offering as shown above is based on 21,197,827 shares outstanding as of May 15, 2006 and excludes:

•	2,777,024 shares of common stock issuable upon the exercise of options outstanding under our 2000 Stock Plan, having a weighted average exercise price of $3.01 per share;

•	1,761,749 shares of common stock issuable upon the exercise of warrants outstanding, having a weighted average exercise price of $3.16 per share;

•	1,658,376 shares of common stock reserved for future grants under our 2000 Stock Plan; and

•	an aggregate of 1,800,000 shares of common stock reserved for future issuance under our 2006 Performance Incentive Plan, which has been approved by our board of directors and, subject to stockholder approval, will become effective immediately upon the signing of the underwriting agreement for this offering.
Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all our outstanding shares of preferred stock into 8,164,187 shares of common stock upon the closing of this offering, assuming a one-for-one conversion ratio of our Series F preferred stock. See “Conversion of Series F Preferred Stock”;

•	a -for- reverse stock split of our common stock that was effected on , 2006;

•	the filing of our amended and restated certificate of incorporation upon completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data
The following tables summarize certain of our consolidated financial data. We derived the consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 from our consolidated audited financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the three months ended March 31, 2005 and 2006, as well as the balance sheet data at March 31, 2006, from our unaudited financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Three Months Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Grant and other revenue	$224	$575	$619	$173	$177
Costs and expenses:
Research and development	1,878	2,490	3,579	764	1,724
General and administrative	1,654	3,183	4,142	661	1,618
Depreciation and amortization	209	186	194	47	60
Acquired in-process research and development	–	–	24,000	–	–

Total operating expenses	3,741	5,859	31,915	1,472	3,402
Interest and other income	22	29	122	23	105
Interest expense	(325)	(469)	(587)	(53)	(225)
Gain on extinguishment of note	–	–	3,835	3,835	–

Net (loss) income	(3,820)	(5,724)	(27,926)	2,506	(3,345)
Accretion of dividends on preferred stock	(1,287)	(301)	(601)	(150)	(150)

Net (loss) income available to common stockholders	$(5,107)	$(6,025)	$(28,527)	$2,356	$(3,495)

Net (loss) income available to common stockholders per share — Basic	$(1.74)	$(1.07)	$(3.01)	$0.30	$(0.27)
Weighted average shares outstanding — Basic	2,936,094	5,637,042	9,463,279	7,769,415	12,930,820
Net (loss) income available to common stockholders per share — Diluted	$(1.74)	$(1.07)	$(3.01)	$0.18	$(0.27)
Weighted average shares outstanding — Diluted	2,936,094	5,637,042	9,463,279	13,146,131	12,930,820

The following table sets forth a summary of our consolidated balance sheet data at March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the issuance of Series F preferred stock in April and May 2006 resulting in net proceeds of approximately $13.0 million;

•	a $5.0 million initial payment and the issuance of a $15.0 million promissory note in connection with an asset acquisition in April 2006; and

•	the conversion of all outstanding shares of preferred stock, valued at approximately $38.9 million, into 8,164,187 shares of common stock upon the closing of this offering; and

•	On a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ , the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	At March 31, 2006

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,349	$14,349	$
Working capital (deficit)	(11,388)	(3,388)
Total assets	7,369	30,369
Long-term notes payable, less current portion	–	15,000
Total stockholders’ equity (deficit)	(32,618)	2,260

Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following events were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose some or all of your investment. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, financial condition or results of operations.
Risks Relating to Our Business
Unless we are able to generate sufficient product or other revenue, we will continue to incur losses from operations and may never achieve or maintain profitability.
We are a development stage company with a history of net losses and negative cash flow from operations since inception. To date, we have not generated any product revenue and have funded our operations primarily from private sales of our securities. Net losses for the fiscal years ended December 31, 2003, December 31, 2004, and December 31, 2005 were approximately $5.1 million, $6.0 million, and $28.5 million, respectively. At March 31, 2006, we had an accumulated deficit of approximately $64.3 million. Except for Abbokinase, which is approved and marketed for the treatment of acute massive pulmonary embolism that we acquired from Abbott Laboratories in April 2006, we do not have regulatory approval for any of our product candidates. Even if we receive regulatory approval for any product candidates, sales of such products may not generate sufficient revenue for us to achieve or maintain profitability.
Our ability to generate revenue depends on a number of factors, including our ability to:

•	successfully market and sell our recently-acquired Abbokinase product or any of our product candidates following approval, if ever;

•	obtain regulatory approval for PROLYSE, SonoLysis therapy, SonoLysis combination therapy and Open-Cath-R;

•	obtain commercial quantities of our approved products at acceptable cost levels; and

•	successfully enter into partnerships for some of our product candidates, including Open-Cath-R.
We anticipate that our expenses will increase substantially following this offering as a result of:

•	research and development programs, including significant requirements for contract manufacturing, clinical trials, preclinical testing and potential regulatory submissions;

•	developing additional infrastructure and hiring additional management and other employees to support the anticipated growth of our sales, development and regulatory activities;

•	regulatory submissions and commercialization activities; and

•	additional costs for intellectual property protection and enforcement and expenses as a result of being a public company.
Because of the numerous risks and uncertainties associated with developing and commercializing our potential products, we may experience larger than expected future losses and may never become profitable.
Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.
We have received an audit report from our independent registered accounting firm containing an explanatory paragraph stating that our historical recurring losses from operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern. We believe that the successful completion of this offering will eliminate this doubt and allow us to continue as a going concern. We estimate that the net proceeds from this offering together with our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements until December 2007. If we are unable to successfully complete this offering, we will need to obtain alternative financing and modify our operational plans to continue as a going concern at least in the near term.
We incurred significant indebtedness in connection with our acquisitions of assets from Abbott Laboratories. If we are unable to satisfy these obligations in 2006 and 2007 when due, Abbott Laboratories will have a right to reclaim the assets and our rights relating to PROLYSE, Open-Cath-R and Abbokinase, including a portion of the cash from the sales of Abbokinase.
In connection with our acquisition of PROLYSE, Open-Cath-R and related assets in September 2005, we issued a $15.0 million promissory note, which is secured by the acquired technologies and matures in December 2006. If we are unable to repay the promissory note, Abbott Laboratories has the right to reclaim the acquired technologies.
Similarly, in connection with our April 2006 acquisition of the remaining inventory of and certain rights related to Abbokinase, we issued an additional $15.0 million promissory note that is secured by the inventory and rights acquired and matures in December 2007. Although we plan to commence selling Abbokinase to obtain near-term revenue that will help fund our cash needs while our other product candidates remain in development, the asset purchase agreement provides that after we have received initial net revenue of $5.0 million from the sale of Abbokinase, we are then required to deposit 50% of the additional net revenue we receive from sales of Abbokinase into an escrow account to secure the repayment of the promissory note. If the escrow amount is not adequate to repay the promissory note and we are otherwise unable to repay the promissory note by its maturity date, Abbott Laboratories has the right to reclaim the remaining inventory and rights related to Abbokinase.
We will need substantial additional capital to fund our operations. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or commercialization efforts, and we may be unable to timely pay our debts or may be forced to sell or license assets or otherwise terminate further development of many of our programs.
Since our inception, we have financed our operations principally through the private placement of shares of our common and preferred stock and convertible notes and the receipt of government grants. We currently have working capital sufficient to meet our anticipated cash needs through December 2006. We expect our expenses to increase substantially following the offering, and we will require substantial additional financing at various times in the future as we expand our operations and as our debt obligations mature.
Our funding requirements will, however, depend on numerous factors, including:

•	the timing, scope and results of our preclinical studies and clinical trials;

•	the timing of initiation of manufacturing for our product candidates;

•	the timing and amount of revenue;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	our ability to establish and maintain collaborative relationships;

•	personnel, facilities and equipment requirements; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs, if any, and the result of any such litigation.
We intend to seek additional funding from a variety of sources, which may include collaborations involving our technology, technology licensing, grants and public or private equity and debt financings. We cannot be certain that any additional funding will be available on terms acceptable to us, or at all. Accordingly, we may not be able to secure the substantial funding that is required to maintain and continue our commercialization and development programs at levels that may be required in the future. We may be forced to accept funds on terms or pricing that are highly dilutive or otherwise disadvantageous to our existing stockholders. We are restricted from granting a security interest in the assets we acquired in 2005 and 2006. Raising additional funds through debt financing, if available, may involve covenants that restrict our business activities. To the extent that we raise additional funds through collaborations and licensing arrangements, we may have to relinquish valuable rights and control over our technologies, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to secure adequate financing, we could be required to sell or license assets, delay, scale back or eliminate one or more of our development programs or enter into licenses or other arrangements with third parties to commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves.
We recently expanded our business strategy to include development and sale of thrombolytics that expose us to additional risks, which we may not overcome successfully.
Until September 2005, our business strategy focused on the development of SonoLysis bubbles for the treatment of blood clots and various vascular disorders. In September 2005, we began to broaden our focus to also include the development of thrombolytics and therapies involving both SonoLysis bubbles and thrombolytics by acquiring the technology and development assets relating to two thrombolytic product candidates, PROLYSE and Open-Cath-R.
In the second half of 2006 we plan to begin selling Abbokinase, a thrombolytic that we acquired in April 2006. Abbokinase is approved by the FDA for marketing in the U.S. for acute massive pulmonary embolism. We have no experience in marketing, selling, developing or manufacturing thrombolytics, and we may not be successful in one or more of these undertakings. Use of thrombolytics in general involves significant risks, such as bleeding. In addition, adding these product candidates and Abbokinase to our business will place additional burdens on our management and technical staff to undertake additional commercialization activities and may distract them from development activities.
The thrombolytic market is highly competitive and dominated by products from Genentech. We have limited sales and marketing capabilities and will depend on drug wholesalers to distribute our products.
The market for thrombolytics is currently dominated by thrombolytics offered by Genentech, Inc. in particular alteplase, or tPA. Any resistance to change among practitioners could delay or hinder market acceptance of our thrombolytic product candidates, which could have a material adverse effect on our business. In addition, a number of different competing thrombolytics are under development for treating blood clots, such as alfimeprase and desmoteplase. These competitive products are being developed or are marketed by companies with significantly greater resources and commercial capabilities than we currently possess. If we are unable to manage or overcome these added risks related to our competition, our planned thrombolytics business, as well as our overall financial condition and prospects, could be severely damaged.
We cannot be certain that we will have sufficient resources to effectively market or sell Abbokinase and continue to develop and commercialize new thrombolytic product candidates. We have a limited sales and marketing staff and will depend on the efforts of third parties for the sale and distribution of Abbokinase and our other product candidates to hospitals and clinics. If we are unable to arrange for effective and successful third party distribution of our products on commercially reasonable terms, we may be unable to successfully market and sell Abbokinase. In particular, we will need to enter into agreements with a majority of the major drug wholesale companies that have historically sold Abbokinase to customers. Drug wholesale companies may be unwilling to continue selling Abbokinase, or we may be forced to accept lower prices or other unfavorable terms or to expend significant additional resources to sell our Abbokinase inventory. If any of these events occurs, we may be unable to recover the cash portion of the purchase price we have already invested in Abbokinase or to achieve or maintain meaningful revenue unless or until our other product candidates are approved for sale, any of which could harm our financial condition. Additionally, even if we are able to successfully market and sell Abbokinase, we do not expect sales of Abbokinase to generate enough revenue for us to achieve profitability.
Our competitors generally are larger than we are, have greater financial resources available to them than we do and may have a superior ability to develop and commercialize competitive products. In addition, if our competitors have products that are approved in advance of ours, marketed more effectively or demonstrated to be safer or more effective than ours, our commercial opportunity will be reduced or eliminated and our business will be harmed.
Our industry sector is intensely competitive, and we expect competition to continue to increase. Many of our actual or potential competitors have substantially longer operating histories and greater financial, research and development and marketing capabilities than we do. Many of them also have substantially greater experience than we have in undertaking preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and distributing products. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. In addition, academic institutions, government agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for product development and marketing. We may not be able to develop products that are more effective or achieve greater market acceptance than our competitors’ products. Any company that brings competitive products to market before us may achieve a significant competitive advantage.
We believe that the primary competitive factors in the market for treatments of vascular disorders include safety and efficacy, access to and acceptance by leading physicians, cost-effectiveness, physician relationships and sales and marketing capabilities. We may be unable to compete successfully on the basis of any one or more of these factors, which could have a material adverse affect on our business, financial condition and results of operations.
If we are unable to successfully develop, manufacture and commercialize our product candidates, we may not generate sufficient revenue to continue our business.
We currently have only one product, urokinase, currently marketed as Abbokinase, that has received regulatory approval, and we have no experience commercializing Abbokinase. The process to develop, obtain regulatory approval for and commercialize potential drug candidates is long, complex and costly. Two of our product candidates, PROLYSE and Open-Cath-R, are in advanced stages of development. The related clinical data for these product candidates were acquired from Abbott Laboratories. We cannot be certain that the acquired clinical data will be sufficient for us to pursue additional clinical trials of PROLYSE or achieve approval for Open-Cath-R without further clinical trials, and we have not determined whether we will be able to commercialize either of these products. Our proprietary SonoLysis bubbles technology has not been used in clinical trials, and we are using diagnostic ultrasound contrast agent microbubbles in our proof of concept clinical trial. We do not expect to have the results of any clinical trials using our proprietary SonoLysis bubbles until at least 2008. As a result, our business in the near term is substantially dependent upon our ability to sell Abbokinase and to complete development, obtain regulatory approval for and successfully commercialize our other thrombolytic product candidates in a timely manner. If we are unable to further develop, commercialize or license PROLYSE or Open-Cath-R, we may not be able to earn sufficient revenue to continue our business.
We may be unable to sell our existing inventory of Abbokinase before product expiration, and even if we are able to sell the existing inventory, the product may be returned prior to use by hospitals and clinics. Additionally, if we are successful in extending the product expiration dates, we will need to re-brand the product.
In our acquisition of Abbokinase, we received Abbokinase manufactured between 2003 and 2005 that we believe represents approximately a four-year supply of inventory. Based on current stability data, approximately 75% of this inventory will expire by September 2007 with the remainder expiring at various times up to August 2009. We do not expect to sell the entire inventory we acquired before the product expires, and we are not permitted to sell this inventory after expiration. Moreover, even if we are able to sell the Abbokinase inventory to wholesalers prior to expiration, unless the product is administered prior to expiration, the product may be returned to us and our sales could be significantly reduced. As a result, we may be unable to recover our purchase price for this inventory.
We intend to continue an ongoing stability program to potentially extend the expiration dates for this inventory. However, our license to use the Abbokinase trademark does not cover any inventory with extended expiration dates. Accordingly, if we are successful in demonstrating extended stability and shelf life, we would need to re-brand the inventory to commercialize it. We cannot be certain that we will be successful in establishing an alternate brand name for Abbokinase and obtaining market acceptance.
If we want to sell urokinase beyond our existing inventory, we would need to undertake manufacturing and secure regulatory approval for a new manufacturing process and facility.
As part of our acquisition of Abbokinase we acquired cell lines that could be used to manufacture urokinase. If we want to sell urokinase beyond our existing inventory of acquired Abbokinase, we would need to undertake manufacturing and to demonstrate that our manufactured material is comparable to the urokinase we purchased from Abbott Laboratories. To demonstrate this, we would need to have our manufacturing process validated by the FDA and may be required to conduct additional preclinical studies, and possibly additional clinical trials. We do not currently intend to undertake these efforts in the near term and we cannot be certain that we would be able to successfully manufacture and receive regulatory approval for additional sales of urokinase beyond our existing inventory.
If we are not able to use the data and drug substance acquired from Abbott Laboratories for further clinical development of our PROLYSE and Open-Cath-R product candidates and our Abbokinase product, we will not be able to maintain our current timelines for further development and commercialization of these potential products. Any additional clinical trial requirements could significantly increase our expenses and reduce the commercial value of PROLYSE, Open-Cath-R and Abbokinase.
As a result of our acquisitions of our thrombolytic product and product candidates, we acquired Phase 3 clinical data and drug substance for PROLYSE and Open-Cath-R as well as data in support of additional indications for Abbokinase. We need FDA approval to market PROLYSE and Open-Cath-R and to market Abbokinase for indications other than acute massive pulmonary embolism. In seeking such approval, we intend to rely on the Phase 3 clinical trial data related to PROLYSE and Open-Cath-R and to conduct additional clinical trials using our existing clinical grade drug substance that we acquired. The FDA may not allow us to rely on the clinical data, or may determine that such clinical data are insufficient to support approval, either of which would result in a need to conduct additional clinical trials with drug product manufactured for us. We may not be able to use the drug substance if it does not have activity within its original specifications. If we are unable to use either the data or drug substance that we acquired as the basis for further development or commercialization of these product candidates and Abbokinase, our clinical development and commercialization timelines would be significantly delayed and the commercial viability of these potential products may be jeopardized. We cannot be certain that the FDA will permit us to proceed with further development consistent with our current clinical development plans, and even if permitted to proceed with those plans, that we would succeed with those efforts.
To receive FDA marketing approval for PROLYSE or Open-Cath-R, we must demonstrate that the material manufactured for commercial use is equivalent to the material previously manufactured.
To receive FDA approval to market PROLYSE or Open-Cath-R, we must demonstrate that the drug substance and drug product we manufacture are equivalent to the drug substance and drug product we acquired and used in clinical testing. As part of the FDA approval process, we expect the FDA will require us to manufacture PROLYSE and Open-Cath-R to equivalent specifications and within the same tolerances as the drug substance that we acquired. The production of each of PROLYSE and Open-Cath-R involves a multi-step recombinant manufacturing process using cell lines that we acquired. If we obtain regulatory approvals, we will have to produce commercial supplies of PROLYSE and Open-Cath-R in accordance with current Good Manufacturing Process, or cGMP, through contract manufacturers without assistance from Abbott Laboratories to be able to sell either product. We cannot be certain that the manufacturing process we utilize will produce PROLYSE and Open-Cath-R to cGMP standards within the same tolerances as the manufacturing process previously managed by Abbott Laboratories and used in its clinical trials. If we are unable to produce PROLYSE and Open-Cath-R that the FDA determines to be equivalent, we will not receive FDA approval to market and sell these products without additional clinical trials.
We do not plan to manufacture any of our product candidates and will depend on commercial contract manufacturers to manufacture our products.
We do not have our own manufacturing facilities, have no experience in large-scale product manufacturing, and do not intend to develop such facilities or capabilities. Our ability to conduct clinical trials and commercialize our product candidates will depend, in part, on our ability to manufacture our products through contract manufacturers. For all of our product candidates, we or our contract manufacturers will need to have sufficient production and processing capacity to support human clinical trials, and if those clinical trials are successful and regulatory approvals are obtained, to produce products in commercial quantities. Delays in providing or increasing production or processing capacity could result in additional expense or delays in our clinical trials, regulatory submissions and commercialization of our products. In addition, we will be dependent on such contract manufacturers to adhere to cGMP and other regulatory requirements.
Establishing contract manufacturing is costly and time-consuming and we cannot be certain that we will be able to engage contract manufacturers who can meet our quantity and quality requirements in a timely manner and at competitive costs. The manufacturing processes for our product candidates have not yet been tested at commercial levels, and it may not be possible to manufacture such materials in a cost-effective manner. Further, there is no guarantee that the components of our proposed drug product candidates will be available to our manufacturers when needed on terms acceptable to us. If we are unable to obtain contract manufacturing on commercially reasonable terms, we may not be able to conduct or complete planned or necessary clinical trials or commercialize our product candidates.
If our clinical trials are not successful, or if we are unable to obtain regulatory approvals, we will not be able to commercialize our products and we will continue to incur significant operating losses.
Abbokinase is our only product approved for commercial sale. The sale of all of our product candidates requires approval from the FDA and regulatory agencies outside the U.S. To gain regulatory approval for the commercial sale of our products, we must demonstrate the safety and efficacy of each product candidate in human clinical trials. This process is expensive and can take many years, and failure can occur at any stage of the testing process. There are many risks associated with our clinical trials. For example:

•	we did not conduct any of the prior clinical trials related to PROLYSE and Open-Cath-R, and we may be unable to demonstrate the same level of safety and effectiveness in clinical trials we conduct with these product candidates;

•	the only clinical trials related to our development of SonoLysis therapy or SonoLysis combination therapy that we have conducted or are conducting use neither our SonoLysis bubbles nor PROLYSE and may not be indicative of the safety and effectiveness of our product candidates;

•	clinicians, physicians and regulators may not favorably interpret the results of our preclinical studies and clinical trials;

•	some patients in our clinical trials may experience unforeseen adverse medical events related or unrelated to the use of our product candidates;

•	we may be unable to secure a sufficient number of clinical trial sites or patients to enroll in our clinical trials;

•	we may experience delays in securing the services of, or difficulty scheduling, clinical investigators for our clinical trials;

•	third parties who conduct our clinical trials may not fulfill their obligations;

•	we may in the future experience, and have in the past experienced, deviations from the approved clinical trial protocol by our clinical trial investigators;

•	the FDA or the local institutional review board, or IRB, at one or more of our clinical trial sites may interrupt, suspend or terminate a clinical trial or the participation of a particular site in a clinical trial; and

•	the FDA or other regulatory bodies may change the policies and procedures we are required to follow in connection with our clinical trials.
Any of these or other unexpected events could cause us to delay or terminate our ongoing clinical trials, increase the costs associated with our clinical trials or affect the statistical analysis of the safety and efficacy of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our product candidates, we will not obtain regulatory approval to commercialize our products. Significant delays in clinical development could materially increase our product development costs or impair our competitive position. In addition, any approvals we may obtain may not cover all of the clinical indications for which we seek approval, or an approval may contain significant limitations in the form of narrow labeling and warnings, precautions or contraindications with respect to limitations on use. Accordingly, we may not be able to obtain product registration or marketing approval for any of our product candidates.
We rely on third parties to conduct our clinical trials who may not successfully carry out their contractual duties, with resulting negative impacts on our clinical trials.
We depend on contract research organizations, or CROs, for managing some of our preclinical testing and clinical trials. If we are not able to retain CROs in a timely manner and on commercially reasonable terms, we may not be able to conduct or complete clinical trials or commercialize our product candidates and we do not know whether we will be able to develop or attract partners with such capabilities. We have established relationships with multiple CROs for our existing clinical trials, although there is no guarantee that the CROs will be available for future clinical trials on terms acceptable to us. We may not be able to control the amount and timing of resources that CROs devote to our clinical trials. In the event that we are unable to maintain our relationship with any of our CROs or elect to terminate the participation of any of these CROs, we may lose the ability to obtain follow-up information for patients enrolled in ongoing clinical trials unless we are able to transfer the care of those patients to another qualified CRO.
Our product candidates may never achieve market acceptance.
We cannot be certain that our products will achieve any degree of market acceptance among physicians and other health care providers and payors, even if necessary regulatory approvals are obtained. We believe that recommendations by physicians and other health care providers and payors will be essential for market acceptance of any products, and we cannot be certain we will ever receive any positive recommendations or reimbursement. Physicians will not recommend our products unless they conclude, based upon clinical data and other factors, that our products are safe and effective. We are unable to predict whether any of our product candidates will ever achieve market acceptance, either in the U.S. or internationally. A number of factors may limit the market acceptance of any of our products, including:

•	the timing of regulatory approvals of our products and market entry compared to competitive products;

•	the safety and efficacy of our products, including any inconveniences in administration, as compared to alternative treatments;

•	the rate of adoption of our products by hospitals, doctors and nurses and acceptance by the health care community;

•	the product labeling permitted or required by regulatory agencies for each of our products;

•	the competitive features of our products, including price, as compared to other similar products;

•	the availability of sufficient third party coverage or reimbursement for our products;

•	the extent and success of our sales and marketing efforts; and

•	possible unfavorable publicity concerning our products or any similar products.
If our products are not commercially successful, our business will be materially harmed.
Technological change and innovation in our market sector may cause our products to become obsolete shortly after or even before such products reach the market.
New products and technological development in the pharmaceutical and device industry may adversely affect our ability to complete required regulatory requirements and introduce our product candidates into the market or may render our products obsolete. The markets into which we plan to introduce our products are characterized by constant and sometimes rapid technological change, new and improved product introductions, changes in regulatory requirements, and evolving industry standards. Our future success will depend to a substantial extent on our ability to successfully identify new market trends and develop, introduce and support our candidate products on a timely basis. If we fail to successfully develop and commercialize our product candidates on a timely basis, we may be unable to compete effectively. For example, we are aware of other thrombolytics in development such as alfimeprase and desmoteplase, which are currently in Phase 3 clinical trials. In addition, we are aware of mechanical device-based treatments for blood clots such as the Mechanical Embolus Removal in Cerebral Ischemia Retriever as well as mechanical thrombectomy devices that are also approved and marketed for removing blood clots associated with peripheral vascular and coronary indications and dialysis access grafts.
If we are unable to obtain acceptable prices or adequate reimbursement from third-party payors for any product candidates that we seek to commercialize, our revenue and prospects for profitability will suffer.
The commercial success of our product candidates is substantially dependent on whether third-party coverage and reimbursement is available from governmental payors such as Medicare and Medicaid, private health insurers, including managed care organizations and other third-party payors. The U.S. Centers for Medicare and Medicaid Services, health maintenance organizations and other third-party payors in the U.S. and in other jurisdictions are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs and medical devices and, as a result, they may not cover or provide adequate payment for our products. Our products may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit or delay reimbursement for newly approved medical products and indications. Cost-control initiatives could lower the price we may establish for our products which could result in product revenue lower than anticipated. If the prices for our product candidates decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels, our prospects for profitability could suffer.

We intend to rely heavily on third parties to implement critical aspects of our business strategy, and our failure to enter into and maintain these relationships on acceptable business terms, or at all, would materially adversely affect our business.
We intend to rely on third parties for certain critical aspects of our business, including:

•	manufacturing of our thrombolytics and SonoLysis bubbles;

•	conducting clinical trials;

•	preparing, submitting and maintaining regulatory records sufficient to meet the requirements of the FDA; and

•	marketing and distribution of our products.
We do not currently have many of these agreements in place. To the extent that we are unable to enter into any one or more of such agreements on commercially reasonable terms, or at all, or to eliminate the need for any such agreement by establishing our own capabilities in a particular functional area in a timely manner, we could experience significant delays or cost increases that could have a material adverse effect on our ability to develop and commercialize our product candidates.
We rely on third party products, technology and intellectual property, which could negatively affect our ability to sell our SonoLysis bubble products commercially or adversely affect our ability to derive revenue from such products.
A number of our development programs, including, for example, our SonoLysis therapy development program, may require the use of multiple proprietary technologies, including commercially available ultrasound devices and patented technologies. Manufacturing our products or customizing related ultrasound devices may also require licensing technologies and intellectual property from third parties. Obtaining and maintaining licenses for these technologies may require us to make royalty payments or other payments to several third parties, potentially reducing our revenue or making the cost of our products commercially prohibitive. We cannot be certain that we will be able to establish any or all of the partnering relationships and technology licenses that may be necessary for the successful pursuit of our business strategy, or, even if such relationships can be established, that they will be on terms favorable to us or that they can be managed successfully.
As a highly specialized scientific business enterprise, our success is substantially dependent on certain key members of our scientific and management staff, the loss of any of whom could have a material adverse effect on our business.
A small number of key officers and members of our professional staff are responsible for certain critical areas of our business, such as product research and development, clinical trials, regulatory affairs, manufacturing, intellectual property protection and licensing, including our founder and Chief Executive Officer, Evan Unger. The services provided by our key personnel would be difficult or impossible to replace. All of our employees are employed at will. Our business and future operating results also depend significantly on our ability to attract and retain qualified management, manufacturing, technical, marketing, regulatory, sales and support personnel for our operations, and competition for such personnel is intense. We cannot be certain that our key executive officers and scientific staff members will remain with us or that we will be successful in attracting or retaining such personnel. Our inability to retain and continue to attract qualified management and technical staff could significantly delay and may prevent the achievement of our research, development and business objectives.

We will need to increase the size of our organization, and we may experience difficulties in managing our growth.
As of May 15, 2006, we had 42 full-time employees. In the future, we will need to expand our managerial, operational, financial, clinical, regulatory and other personnel to manage and expand our operations, undertake clinical trials, manufacture our product candidates, continue our research and development and collaborative activities and commercialize our product candidates. Our management and scientific personnel, systems and facilities currently in place will not be adequate to support our planned future growth. Our need to effectively manage our operations, growth and various projects requires that we:

•	successfully utilize a small sales and marketing organization;

•	identify and manage third party manufacturers for our products;

•	manage our clinical trials effectively;

•	manage our internal research and development efforts effectively while carrying out our contractual obligations to collaborators and other third parties;

•	continue to improve our operational, financial and management controls, reporting systems and procedures under increasing regulatory requirements; and

•	attract and retain sufficient numbers of talented employees.
We may be unable to successfully implement many of these tasks on a larger scale in a timely manner and, accordingly, may not achieve our research, development and commercialization goals.
We depend on patents and other proprietary rights, some of which are uncertain and unproven. Further, our patent portfolio and other intellectual property rights are expensive to maintain, protect against infringement claims by third parties, and enforce against third party infringements, and are subject to potential adverse claims.
Because we are developing product candidates that rely on advanced and innovative technologies, our success will depend in large part on our ability to obtain and effectively use patents and licensed patent rights, preserve trade secrets and operate without infringing upon the proprietary rights of others. Our Abbokinase product does not have patent protection. We have method of production patents for our PROLYSE and Open-Cath-R products that expire in 2014 and 2015. Some of our intellectual property rights are based on licenses that we have entered into with owners of patents.
Although we have rights to 96 issued U.S. patents, plus some foreign equivalents and numerous pending patent applications, the patent position of pharmaceutical, medical device and biotechnology companies in general is highly uncertain and involves complex legal and factual questions. Effective intellectual property protection may also be unavailable or limited in some foreign countries. We have not pursued foreign patent protection in all jurisdictions or for all of our patentable intellectual property. As a result, our patent protection for our intellectual property will likely be less comprehensive if and when we commence international sales.
In the U.S. and internationally, enforcing intellectual property rights against infringing parties is often costly. Pending patent applications may not issue as patents and may not issue in all countries in which we develop, manufacture or sell our products or in countries where others develop, manufacture and sell products using our technologies. Patents issued to us may be challenged and subsequently narrowed, invalidated or circumvented. We have been notified that, in February 2005, a third party filed an opposition claim to one of our patents in Europe that relates to targeted bubbles for therapeutic and diagnostic use. This claim, if granted, and other such conflicts could limit the scope of the patents that we may be able to obtain or may result in the denial of our patent applications. If a third party were to obtain intellectual property protection for any of the technologies upon which our business strategy is based, we could be required to challenge such protections, terminate or modify our programs that rely on such technologies or obtain licenses for use of these technologies. For example, in July 2003 we received a notice from a third party who owns a patent relating to the administration of ultrasound to break up blood clots indicating that we may need a license to its patent if we intend to administer our therapies according to its patented method. Such third party patents, if valid, could impose limitations on how we administer our therapies, and may require us to adopt restrictions or requirements as to the manner of administration of our products that we might not otherwise adopt to avoid infringing patents of others. Moreover, we may not have the financial resources to protect our patent and other intellectual property rights and, in that event, our patents may not afford meaningful protection for our technologies or product candidates, which would materially adversely affect our ability to develop and market our product candidates and to generate licensing revenue from our patent portfolio.
Additional risks related to our patent rights and other proprietary rights include:

•	challenge, invalidation, circumvention or expiration of issued patents already owned by or licensed to us;

•	claims by our consultants, key employees or other third parties that our products or technologies are the result of technological advances independently developed by them and, therefore, not owned by us;

•	our failure to pay product development costs, license fees, royalties, milestone payments or other compensation required under our technology license and technology transfer agreements, and the subsequent termination of those agreements;

•	failure by our licensors or licensees to comply with the terms of our license agreements;

•	the misrepresentation by technology owners of the extent to which they have rights to the technologies that we purport to acquire or license from them;

•	a potentially shorter patent term as a result of legislation which sets the patent termination date at 20 years from the earliest effective filing date of the patent application instead of 17 years from the date of the grant; and

•	the loss of rights that we have licensed due to our failure or decision not to fund further research or failure to achieve required development or commercialization milestones or otherwise comply with our obligations under the license and technology transfer agreements.
If any of these events occurs, our business may be harmed.
Other companies may claim that we infringe their patents or trade secrets, which could subject us to substantial damages.
A number of third parties, including certain of our competitors, have developed technologies, filed patent applications or obtained patents on technologies and compositions that are related to aspects of our business, including drug therapy and ultrasound. Such third parties may sue us for infringing their patents. If we face an infringement action, defending against such an action could require substantial resources that may not be available to us. In the event of a successful claim of infringement against us, we may be required to:

•	pay substantial damages;

•	stop using infringing technologies and methods;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; and

•	obtain one or more licenses from third parties.
Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid. A party making a claim could secure a judgment that requires us to pay substantial damages. A claim of infringement could also be used by our competitors to delay market introduction or acceptance of our products. If we are sued for infringement, we could encounter substantial delays in development, manufacture and commercialization of our product candidates. Any litigation, whether to enforce our patent rights or to defend against allegations that we infringe third party rights, will be costly and time consuming and will likely distract management from other important tasks.

Our rights to develop and commercialize certain of our product candidates are subject to the terms and conditions of licenses or sublicenses granted to us by third parties, including other pharmaceutical companies, that contain restrictions that may limit our ability to capitalize on these products.
A number of our product candidates are based, in whole or in part, on patents and other intellectual property that we license or sublicense from third parties. In some cases, our rights with respect to such intellectual property to develop and commercialize a particular product candidate may terminate, in whole or in part, if we fail to meet certain milestones contained in the applicable license or sublicense agreement. We may also lose our rights to develop and commercialize such product candidates if we fail to pay royalties to third party licensors, fail to comply with certain restrictions regarding our development activities, or if we fail to meet certain milestones. In the event of an early termination of any such license or sublicense agreement, rights licensed and developed by us under such agreements may be extinguished, which would have a material adverse effect on our business. In the event of any such termination, our rights to the licensed technology may revert back to the licensor. Any termination or reversion of our rights to develop or commercialize any such product candidate may have a material adverse effect on our business.
We are party to an agreement with Bristol-Myers Squibb that restricts us from using our bubble technology for non-targeted diagnostic imaging applications. Bristol-Myers Squibb also has a right of first negotiation should we wish to license to a third party any of our future products or technology related to the use of bubbles for targeted imaging of blood clots, or dissolving blood clots with ultrasound and bubbles. Bristol-Myers Squibb has waived its rights under this agreement with respect to our current generation of SonoLysis bubbles that we are developing for dissolving blood clots, as well as a new generation of SonoLysis bubbles that we are developing for dissolving blood clots that include targeting mechanisms to cause the bubbles to attach to blood clots. This right of first negotiation for future technology we may develop in these applications could adversely impact our ability to attract a partner or acquirer for SonoLysis therapy.
In addition, we have been awarded various government funding grants and contracts from The National Institutes of Health and other government agencies. These grants include provisions that provide the U.S. government with the right to use the technologies developed under such grants for certain uses, under certain circumstances. If the government were to exercise its rights, our ability to commercialize such technology would likely be impaired.
We could be exposed to significant product liability claims, which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage. The expense and potential unavailability of insurance coverage for our company or our customers could adversely affect our ability to sell our products, which would negatively impact our business.
We face a risk of product liability exposure related to the testing of our product candidates in clinical trials and will face even greater risks upon any commercialization by us of our product candidates. Thrombolytics are known to involve certain medical hazards, such as risk of bleeding or immune reactions. Our other product candidates may also involve presently unknown medical risks of equal or even greater severity. Product liability claims or other claims related to our products, or their off-label use, regardless of their merits or outcomes, could harm our reputation in the industry, and reduce our product sales. Additionally, any lawsuits or product liability claims against us may divert our management from pursuing our business strategy and may be costly to defend. Further, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of one or more of our products. A product liability related claim or recall could be materially detrimental to our business. Our current product liability insurance may be insufficient. We may not be able to obtain or maintain such insurance in adequate amounts, or on acceptable terms, to provide coverage against potential liabilities. The product liability coverage we currently have for our clinical trials may be insufficient to cover fully the costs of any claim or any ultimate damages we may be required to pay. Our inability to obtain or maintain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop, and could leave us exposed to significant financial losses relating to any products that we do develop and commercialize.
Moreover, Abbokinase is made from human neonatal kidney cells. Products made from human source material may contain infectious agents, such as viruses, that can cause disease. We believe the risk that Abbokinase will transmit an infectious agent has been reduced by changes to the tissue acquisition and related manufacturing process that included screening donors for prior exposure to certain viruses, testing donors for the presence of certain current virus infections, testing for certain viruses during manufacturing and inactivating and/or removing certain viruses. Despite these measures, Abbokinase may still present a risk of transmitting infectious agents, which could expose us to product liability lawsuits.
If we use hazardous or biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.
Our research and development activities involve the controlled use of potentially hazardous substances, including toxic chemical and biological materials. Our recent expansion of our business strategy to include the development and sale of urokinase-based thrombolytics will increase our involvement in the development, handling, manufacture and distribution of biological materials. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous and biological materials. While we believe that we are currently in compliance with these laws and regulations, continued compliance may be expensive, and current and future environmental regulations may impair our research, development and manufacturing efforts. In addition, if we fail to comply with these laws and regulations at any point in the future, we may be subject to criminal sanctions and substantial civil liabilities and could be required to suspend or modify our operations. Even if we continue to comply with all applicable laws and regulations regarding hazardous materials, we cannot eliminate the risk of accidental contamination or discharge and our resultant liability for any injuries or other damages caused by these accidents. Although we maintain general liability insurance, this insurance may not fully cover potential liabilities for these damages, and the amount of uninsured liabilities may exceed our financial resources and materially harm our business.
The FDA approval process for drugs involves substantial time, effort and financial resources, and we may not receive any new approvals for our product candidates on a timely basis, or at all.
The process required by the FDA before product candidates may be marketed in the U.S. generally involves the following:

•	preclinical laboratory and animal testing;

•	submission of an investigational new drug application which must become effective before clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of proposed drugs or biologics for their intended use;

•	pre-approval inspection of manufacturing facilities, company regulatory files and selected clinical investigators; and

•	FDA approval of a new drug application, or NDA, or FDA approval of an NDA supplement in the case of a new indication if the product is already approved for another indication.
The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our product candidates will be granted on a timely basis, if at all. We have failed in the past, and may in the future fail, to make timely submissions of required reports or modifications to clinical trial documents, and such delays as well as possible errors or omissions in such submissions could endanger regulatory acceptance of clinical trial results or even our ability to continue with our clinical trials.

The results of product development, preclinical tests and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or an additional pivotal Phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. The FDA may move to withdraw product approval, once issued, if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA may move to prevent or limit further marketing of a product based on the results of these post-marketing programs.
Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of product candidates for new indications for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical trials is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, additional regulatory approvals for our products would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.
The FDA’s policies may change and additional government regulations may be enacted, which could prevent or delay regulatory approval of our product candidates or approval of new indications for our product candidates. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or internationally.
If we or our contract manufacturers fail to comply with applicable regulations, sales of our products could be delayed and our revenue could be harmed.
Every medical product manufacturer is required to demonstrate and maintain compliance with cGMP. We and any third party manufacturers or suppliers with whom we enter into agreements will be required to meet these requirements. Our contract manufacturers will be subject to unannounced inspections by the FDA and corresponding foreign and state agencies to ensure strict compliance with cGMP and other applicable government quality control and record-keeping regulations. In addition, transfer of ownership of products triggers a mandatory manufacturing inspection requirement from the FDA. We cannot be certain that we or our contract manufacturers will pass any of these inspections. If we or our contract manufacturers fail one of these inspections in the future, our operations could be disrupted and our manufacturing and sales delayed significantly until we can demonstrate adequate compliance. If we or our contract manufacturers fail to take adequate corrective action in a timely fashion in response to a quality system regulations inspection, the FDA could shut down our or our contract manufacturers’ manufacturing operations and require us, among other things, to recall our products, either of which would harm our business.
Failure to comply with cGMP or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently in the event that our contract manufacturers are unable to manufacture our products at one or more of their facilities. As a result, the sale and marketing of our products could be delayed or we could be forced to develop our own manufacturing capacity, which would require substantial additional funds and personnel and compliance with extensive regulations.

Our products will remain subject to ongoing regulatory review even if they receive marketing approval. If we fail to comply with applicable regulations, we could lose these approvals, and the sale of our products could be suspended.
Even if we receive regulatory approval to market a particular product candidate, the FDA or foreign regulatory authority could condition approval on conducting additional and costly post-approval clinical trials or could limit the scope of approved labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, the manufacturer of the product and its facilities will continue to be subject to FDA review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the FDA imposes extensive regulatory requirements on the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product. We may not promote or advertise any future FDA-cleared or approved products for use outside the scope of our product’s label or make unsupported promotional claims about the benefits of our products. If the FDA determines that our claims are outside the scope of our label or are unsupported, it could require us to revise our promotional claims, correct any prior statements or bring an enforcement action against us. Moreover, the FDA or other regulatory authorities may bring charges against us or convict us of violating these laws, and we could become subject to third party litigation relating to our promotional practices and there could be a material adverse effect on our business.
If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or discover previously unknown problems with our products, manufacturers or manufacturing processes, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications of marketing approval of new drugs or supplements to approved applications.
If we were subject to any of the foregoing actions by the FDA, our sales could be delayed, our revenue could decline and our reputation among clinicians, doctors, inventors and research and academic institutions could be harmed.
Marketing and reimbursement practices and claims processing in the pharmaceutical and medical device industries are subject to significant regulation in the U.S.
In addition to FDA restrictions on marketing of pharmaceutical products, several other state and federal laws have been applied to regulate certain marketing practices in the pharmaceutical and medical device industries in recent years, in particular anti-kickback statutes and false claims statutes.
The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number statutory exemptions and regulatory safe harbors protecting certain common activities from potential liability, the exemptions and safe harbors are drawn narrowly. Practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our future practices may not in all cases meet the criteria for safe harbor protection from anti-kickback liability.
Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. For example, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.
Because of the breadth of these laws and the limited safe harbors, it is possible that some of our commercial activities in the future could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business.
If we seek regulatory approvals for our products in foreign jurisdictions, we may not obtain any such approvals.
We may market our products outside the U.S., either with a commercial partner or alone. To market our products in foreign jurisdictions, we may be required to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and jurisdictions and can involve additional testing, and the time required to obtain foreign approvals may differ from that required to obtain FDA approval. We have no experience with obtaining any such foreign approvals. Additionally, the foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. For all of these reasons, we may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.
Risks Related to this Offering
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
After payment of our debt obligations, our management will have broad discretion in the application of the remaining net proceeds, including for any of the purposes described in “Use of Proceeds.” The failure of our management to apply these funds effectively could result in financial losses and materially harm our business, cause the price of our common stock to decline and delay product development.
Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over our affairs.
Our executive officers, current directors and holders of five percent or more of our common stock, as of May 15, 2006, beneficially owned approximately 20.3% of our common stock. We expect that upon the closing of this offering, that same group will continue to hold approximately      % of our outstanding common

stock. Consequently, even after this offering, these stockholders will likely continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.
We will incur increased costs as a public company which may make it more difficult to achieve profitability.
Upon effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the reporting obligations set forth in the Securities Exchange Act of 1934, as amended. As a public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company. The disclosures that we will be required to make will generally involve a substantial expenditure of financial resources. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, have required changes in corporate governance practices of public companies. We expect that full compliance with these new rules and regulations will significantly increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, as a result of being a reporting company, we will be required to adopt and maintain policies regarding internal controls and disclosure controls and procedures. Such additional reporting and compliance costs may negatively impact our financial results and may make it more difficult to achieve profitability. To the extent our earnings suffer as a result of the financial impact of our SEC reporting or compliance costs, our business could be harmed.
We expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and the financial resources that will be expended as a consequence of our being a reporting company, but cannot predict or estimate the amount of additional costs that may be incurred or the timing of such costs.
If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.
Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. In addition, purchasers of common stock in this offering will have contributed a disproportionate amount of our total capital relative to their ownership interests as compared to existing stockholders.
There has been no prior public market for our common stock, and an active trading market for our common stock may not develop, potentially lessening the value of your shares and impairing your ability to sell.
Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on The Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market after the offering. Investors may not be able to sell their common stock at or above the initial public offering price. In addition, there are continuing eligibility requirements for companies listed on The Nasdaq National Market. If we are not able to continue to satisfy the eligibility requirements of The Nasdaq National Market, then our stock may be delisted. This could result in a lower price of our common stock and may limit the ability of our stockholders to sell our stock, any of which could result in your losing some or all of your investment.
We expect the price of our common stock to be volatile, and if you purchase shares of our common stock you could incur substantial losses if you are unable to sell your shares at or above the offering price.
The price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us, but this price may not reflect the market price for our common stock following the offering. In addition, our stock price is likely to be volatile. The stock markets in general and the market for small health care companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The price for our common stock may be influenced by many factors, including:

•	announcements of technological innovations or new products by us or our competitors;

•	announcements of the status of FDA review of our products;

•	the success rate of our discovery efforts, animal studies and clinical trials;

•	developments or disputes concerning patents or proprietary rights, including announcements of infringement, interference or other litigation regarding these rights;

•	the willingness of collaborators to commercialize our products and the timing of commercialization;

•	changes in our strategic relationships which adversely affect our ability to acquire or commercialize products;

•	announcements concerning our competitors or the health care industry in general;

•	public concerns over the safety of our products or our competitors’ products;

•	changes in governmental regulation of the health care industry;

•	changes in the reimbursement policies of third-party insurance companies or government agencies;

•	actual or anticipated fluctuations in our operating results from period to period;

•	variations in our quarterly results;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.
A decline in the market price of our common stock could cause investors to lose some or all of their investment and may adversely impact our ability to attract and retain employees and raise capital.
A significant portion of our outstanding common stock may be sold into the market in the near future. Substantial sales of common stock, or the perception that such sales are likely to occur, could cause the price of our common stock to decline.
If our existing stockholders sell a large number of shares of common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933. An aggregate of 13,483,289 shares of our common stock may be sold pursuant to Rule 144, 144(k) and 701 upon the expiration of 180-day lock-up agreements.
In addition, as of May 15, 2006, holders of an aggregate of 17,944,856 shares of common stock and warrants to purchase an aggregate of 1,474,739 shares of common stock have rights with respect to the registration of their shares of common stock with the SEC. See “Description of Capital Stock— Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, they can immediately sell those shares in the public market.
Promptly following this offering, we intend to file a registration statement covering up to a maximum of 6,235,400 shares of common stock that are authorized for issuance under our equity incentive plans. As of May 15, 2006, 2,777,024 shares were subject to outstanding options, of which 907,975 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to lock-up agreements and restrictions on our affiliates. For more information, see the discussion under the caption “Shares Eligible for Future Sale.”
If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock, should a market for such securities ever develop.
Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have not undertaken any efforts to develop a sophisticated financial reporting system. Section 404 of the Sarbanes-Oxley Act of 2002 will require us, beginning with our fiscal year 2007, to evaluate and report on our internal controls over financial reporting and will require our independent registered public accounting firm annually to attest to such evaluation, as well as issue their own opinion on our internal control over financial reporting. The process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention, especially given that we have not previously undertaken any efforts to comply with the requirements of Section 404. The implementation of compliance efforts with Section 404 will be challenging in the face of our planned rapid growth to support our operations as well as the establishment of infrastructure to support our commercial operations. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including ineligibility for listing on The Nasdaq National Market and the inability of registered broker-dealers to make a market in our common stock.
Anti-takeover defenses that we have in place could prevent or frustrate attempts to change our direction or management.
Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult or impossible for a third party to acquire control of us without the approval of our board of directors. These provisions:

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on at stockholder meetings;

•	prohibit cumulative voting in the election of our directors, which would otherwise permit holders of less than a majority of our outstanding shares to elect directors;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.
In addition, Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.
We may become involved in securities class action litigation that could divert management’s attention and harm our business.
Broad market and health care industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future, regardless of the merits. Litigation often is expensive and diverts management’s attention and resources, which could materially harm our financial condition and results of operations.
We do not intend to pay cash dividends on our common stock in the foreseeable future.
We have never declared or paid any cash dividends on our common stock or other securities, and we currently do not anticipate paying any cash dividends in the foreseeable future. Instruments governing any future indebtedness may also contain various covenants that would limit our ability to pay dividends. Accordingly, our stockholders will not realize a return on their investment unless the trading price of our common stock appreciates. Our common stock may not appreciate in value after the offering and may not even maintain the price at which investors purchased shares.

Forward-looking Statements
This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include, but are not limited to, statements about:

•	our ability to market and sell Abbokinase;

•	our ability to conduct and complete our clinical trials and our use of acquired data;

•	our expectations with respect to regulatory submissions and approvals;

•	our ability to engage and retain qualified third parties to manufacture our product candidates in a timely and cost-effective manner;

•	our ability to commercialize our product candidates;

•	our estimates regarding our capital requirements and our need for additional financing; and

•	our expectations with respect to our intellectual property position.
In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make.
You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

Use of Proceeds
We estimate that we will receive approximately $           million in net proceeds from this offering, or $           million if the underwriters’ over-allotment option is exercised in full, based upon an assumed initial public offering price of $           per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the midpoint of the range on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $           million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Regardless of whether there is a decrease by $1.00 in the assumed initial public offering price, we anticipate that the net proceeds from this offering together with our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements until December 2007.
We estimate that we will use the net proceeds from this offering in the following manner:

•	approximately $16 million for payment of a $15.0 million promissory note plus accrued interest, that we issued in connection with our 2005 acquisition of recombinant urokinase drug technologies, which matures on December 31, 2006 and accrues interest at 6% annually;

•	approximately $22 million to continue the clinical development of our urokinase-based thrombolytics and SonoLysis bubbles programs for the treatment of ischemic stroke and other vascular disorders;

•	approximately $14 million to fund the contract manufacturing of our product candidates; and

•	for working capital and other general corporate purposes.
The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs and capital expenditures. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such material acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.
Dividend Policy
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future.

Capitalization
The following table sets forth our capitalization as of March 31, 2006:

•	On an actual basis;

•	On a pro forma basis after giving effect to:

•	the issuance of 2,835,000 shares of Series F preferred stock in April and May 2006 resulting in net proceeds of approximately $13.0 million;

•	a $5.0 million initial payment and the issuance of a $15.0 million promissory note in connection with an asset acquisition in April 2006; and

•	the conversion of all outstanding shares of preferred stock, valued at approximately $38.9 million, into 8,164,187 shares common stock upon the closing of this offering; and

•	On a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ , the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	At March 31, 2006

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands)
	(unaudited)
Long-term notes payable, less current portion	$–	$15,000	$15,000
Mandatorily redeemable convertible preferred stock, $0.0001 par value: 3,608,316 shares issued and outstanding, actual, no shares issued or outstanding, pro forma and pro forma as adjusted	21,878	–	–
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value: 30,000,000 shares authorized, actual and pro forma, 5,000,000 shares authorized, pro forma as adjusted; 1,000,000 shares issued and outstanding, actual, no shares issued or outstanding, pro forma and pro forma as adjusted	4,000	–	–
Common stock, $0.0001 par value: 70,000,000 shares authorized, actual and pro forma, 100,000,000 shares authorized, pro forma as adjusted; 12,931,640 shares issued and outstanding, actual, 21,197,827 shares issued and outstanding, pro forma, and shares issued and outstanding, pro forma as adjusted	1	2
Additional paid-in capital	27,638	66,515
Deficit accumulated during the development stage	(64,257)	(64,257)	(	)

Total stockholders’ (deficit) equity	(32,618)	2,260

Total capitalization	$(10,740)	$17,260	$

The pro forma number of shares to be outstanding immediately after this offering as shown above is based on 12,931,640 shares outstanding as of March 31, 2006 and excludes:

•	2,579,024 shares of common stock issuable upon the exercise of options outstanding having a weighted average exercise price of $2.66 per share;

•	1,761,749 shares of common stock issuable upon the exercise of warrants outstanding having a weighted average exercise price of $3.16 per share;

•	1,958,376 shares of common stock reserved for future grants under our 2000 Stock Plan; and

•	an aggregate of 1,800,000 shares of common stock reserved for future issuance under our 2006 Performance Incentive Plan, which has been approved by our board of directors and, subject to stockholder approval, will become effective immediately upon the signing of the underwriting agreement for this offering.

Dilution
If you invest in our common stock in this offering, the amount you pay per share will be substantially more than the net tangible book value per share of the common stock you purchase.
Our actual net tangible book value as of March 31, 2006 was a deficit of approximately $32.6 million, or approximately $2.52 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2006. Our pro forma net tangible book value as of March 31, 2006 was equity of approximately $2.3 million, or approximately $0.11 per share of common stock. Our pro forma net tangible book value gives effect to the automatic conversion of all shares of our preferred stock issued through the date of this filing into 8,164,187 shares of common stock upon the closing of this offering.
After giving effect, based on an assumed initial public offering price of $          per share, the midpoint of the range on the front cover of this prospectus, to (i) the automatic conversion of our outstanding preferred stock into 8,164,187 shares of common stock in connection with the closing of this offering and (ii) receipt of the net proceeds from the sale of                      shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2006 would have been approximately $       million, or $           per share. See “Conversion of Series F Preferred Stock.” This represents an immediate increase in pro forma as adjusted net tangible book value per share of $          to existing stockholders and an immediate dilution of $           per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price.
The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Actual net tangible book value (deficit) per share as of March 31, 2006	$(2.52)
Increase per share due to conversion of all shares of preferred stock into common stock	2.63
Pro forma net tangible book value per share as of March 31, 2006, before this offering	0.11

Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

If the underwriters exercise their over-allotment option to purchase                      additional shares from us in this offering, our pro forma as adjusted net tangible book value per share will increase to $           per share, representing an immediate increase to existing stockholders, of $           per share and an immediate dilution of $           per share to new investors assuming conversion of all shares of our preferred stock. If any shares are issued in connection with outstanding options, you will experience further dilution.

The following table summarizes, on the pro forma as adjusted basis described above, as of March 31, 2006, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The table assumes an initial public offering price of $          per share, the midpoint of the range on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Total Shares		Total Consideration
					Average Price
	Number	%	Amount	%	Per Share

Existing stockholders	21,197,827		$46,736,000		$2.20
New investors

Total		100.0%		100.0%
The number of shares to be outstanding immediately after this offering as shown above is based on 21,197,827 shares outstanding as of March 31, 2006 and excludes:

•	2,579,024 shares of common stock issuable upon the exercise of options outstanding having a weighted average exercise price of $2.66 per share;

•	1,761,749 shares of common stock issuable upon the exercise of warrants outstanding having a weighted average exercise price of $3.16 per share;

•	1,958,376 shares of common stock reserved for future grants under our 2000 Stock Plan as of March 31, 2006; and

•	an aggregate of 1,800,000 shares of common stock reserved for future issuance under our 2006 Performance Incentive Plan, which has been approved by our board of directors and, subject to stockholder approval, will become effective immediately upon the signing of the underwriting agreement for this offering.
If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately %, of the total number of shares of common stock outstanding after this offering.
Assuming the exercise in full of all of our options and warrants outstanding as of March 31, 2006, pro forma net tangible book value as of March 31, 2006 would be a deficit of approximately $0.47 per share and, after giving effect to the sale of                      shares of common stock in this offering, there would be an immediate dilution of $           per share to new investors purchasing shares in this offering. If all options and warrants outstanding as of March 31, 2006 are exercised in full, new investors would have contributed      % of the total consideration paid but would own only      % of our capital stock outstanding after the offering and exercise of all such outstanding options and warrants.

Conversion of Series F Preferred Stock
In connection with the closing of this offering, all of our outstanding preferred stock will convert into common stock. The per share conversion rate of our Series F preferred stock is variable and will be determined by dividing $5.00 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) by the lesser of (a) $5.00 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) or (b) 85% of the price per share paid in this offering. Therefore, depending on the price of the shares sold in this offering, the holders of the Series F preferred stock may receive more than one share of common stock for each share of Series F preferred stock converted in connection with this offering. We will not know the conversion rate of our Series F preferred stock until the public offering price is determined.
In this prospectus, we have estimated the number of shares of common stock issuable upon conversion of the Series F preferred stock assuming an initial public offering price of greater than $5.88 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), meaning that we have assumed a one-to-one conversion ration of our Series F preferred stock.
Upon completion of this offering, our existing stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. Because only some of our stockholders own Series F preferred stock, changes in our valuation in connection with this offering will impact the conversion ratio of our Series F preferred stock and thus the relative ownership of our common stock upon completion of this offering among our existing stockholders.

Selected Consolidated Financial Data
You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data at December 31, 2004 and 2005 from our consolidated audited financial statements, which are included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003, from our audited financial statements, which are not included in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2005 and 2006, and the selected consolidated balance sheet data at March 31, 2006, are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

						Three Months Ended
	Years Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

						(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Grant and other revenue	$261	$71	$224	$575	$619	$173	$177
Costs and expenses:
Research and development	1,812	1,399	1,878	2,490	3,579	764	1,724
General and administrative	2,943	1,840	1,654	3,183	4,142	661	1,618
Depreciation and amortization	210	245	209	186	194	47	60
Acquired in-process research and development	–	–	–	–	24,000	–	–
License fees to development partner	10,000	–	–	–	–	–	–

Total operating expenses	14,965	3,484	3,741	5,859	31,915	1,472	3,402
Minority interest in loss of consolidated subsidiary	2,269	369	–	–	–	–	–
Interest and other income	162	14	22	29	122	23	105
Interest expense	(53)	(170)	(325)	(469)	(587)	(53)	(225)
Gain on extinguishment of note	–	–	–	–	3,835	3,835	–

Net (loss) income	(12,326)	(3,200)	(3,820)	(5,724)	(27,926)	2,506	(3,345)
Accretion of dividends on preferred stock	(537)	(1,640)	(1,287)	(301)	(601)	(150)	(150)

Net (loss) income available to common stockholders	$(12,863)	$(4,840)	$(5,107)	$(6,025)	$(28,527)	$2,356	$(3,495)

Net (loss) income available to common stockholders per share — Basic	$(4.39)	$(1.65)	$(1.74)	$(1.07)	$(3.01)	$0.30	$(0.27)
Weighted average shares outstanding — Basic	2,927,961	2,938,706	2,936,094	5,637,042	9,463,279	7,769,415	12,930,820
Net (loss) income available to common stockholders per share — Diluted	$(4.39)	$(1.65)	$(1.74)	$(1.07)	$(3.01)	$0.18	$(0.27)
Weighted average shares outstanding — Diluted	2,927,961	2,938,706	2,936,094	5,637,042	9,463,279	13,146,131	12,930,820

	At December 31,					At
						March 31,
	2001	2002	2003	2004	2005	2006

						(unaudited)
						(in thousands)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$368	$2,104	$736	$1,538	$8,513	$6,349
Working capital (deficit)	(102)	1,568	(1,440)	739	(8,111)	(11,388)
Total assets	1,438	2,908	1,298	2,122	9,516	7,369
Long-term notes payable, less current portion	–	3,740	4,002	4,282	–	–
Mandatorily redeemable convertible preferred stock	16,715	19,189	20,826	21,127	21,727	21,878
Total stockholders’ deficit	(16,113)	(20,971)	(26,003)	(24,529)	(29,327)	(32,618)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of the prospectus contain forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”
Overview
We are a biopharmaceutical company developing and commercializing innovative therapies for vascular disorders associated with blood clots. Our development efforts are primarily focused on therapies for treating ischemic stroke and massive pulmonary embolism by restoring the flow of blood and oxygen to the brain and vital tissues, and clearing occluded catheters.
We were organized as an Arizona limited liability company on October 7, 1999, which was our date of inception for accounting purposes. We were subsequently converted to an Arizona corporation on January 12, 2000, and then reincorporated as a Delaware corporation on June 23, 2000. We have not yet generated any significant revenue from operations and remain a development stage company. From our inception through March 31, 2006, we accumulated a deficit from operations of $64.3 million. We have funded our operations to date primarily through private placements of our preferred and common stock as well as the sale of convertible notes and the receipt of government grants. Through March 31, 2006, we had received net proceeds of approximately $33.7 million from the issuance of shares of our preferred and common stock and convertible notes. In April and May 2006, we received an additional $13.0 million in net proceeds from the sale of shares of our Series F preferred stock.
Since our inception, we have devoted substantially all of our efforts toward acquiring technology and potential products, planning, conducting and funding the various stages of development for our product candidates and researching potential new product opportunities based upon our proprietary technologies.
In September 2005, we acquired the technology and development assets of Abbott Laboratories relating to two thrombolytic product candidates, PROLYSE and Open-Cath-R, including data and rights under various agreements and related applications filed with the U.S. Food and Drug Administration, or FDA, drug substance, raw materials, cell banks, related intellectual property and manufacturing know-how. Although these product candidates may have significant future importance, we determined that, since they had not yet received FDA approval and presented no alternative future use, they did not meet established guidelines for technological feasibility sufficiently to be recorded as assets. As a result, the full purchase price consideration of $24.0 million was recorded as acquired in-process research and development expense for the year ended December 31, 2005.
In April 2006, we also acquired from Abbott Laboratories the assets related to Abbokinase, including the remaining inventory of finished product, all regulatory and clinical documentation, validated cell lines, and intellectual property rights, including trade secrets and know-how relating to the manufacture of urokinase using the tissue culture method. Since no employees, equipment, manufacturing facilities or arrangements or sales and marketing organization were included in this transaction, we accounted for it as an acquisition of assets rather than as an acquisition of a business, with a purchase price of $20.0 million. The purchase price will be allocated to the assets acquired based upon the fair value of the assets acquired.

The initial valuation recorded in April 2006 may change as management conducts its analysis of the purchase price allocation.
We expect our operating losses to increase for at least the next several years due to increasing expenses associated with proposed clinical trials, product development, selling, general and administrative costs and regulatory activities. We also have significant acquisition-related financial obligations, including a $15.0 million note that we issued in connection with our 2005 acquisition of PROLYSE, Open-Cath-R and related assets that matures on December 31, 2006, and an additional $15.0 million note that we issued in connection with our April 2006 acquisition of Abbokinase assets that matures on December 31, 2007.

Revenue
We have generated only a limited amount of revenue to date, primarily by providing research services for projects funded under various government grants. We anticipate that we will begin to generate additional revenue during the second half of 2006 from sales of Abbokinase. However, any such revenue is difficult to predict as to both timing and amount, may not be achieved in any consistent or predictable pattern, and in any case will not be sufficient to prevent us from incurring continued and increasing losses from our development and other activities.

Research and Development Expenses
We classify our research and development expenses into five categories of activity, namely, research, development, program management, clinical and regulatory. To date, our research and development efforts have been focused primarily on product candidates from our bubble technology program. Beginning in September 2005, we expanded our research and development focus to include urokinase-based thrombolytic product candidates for dissolving blood clots. We expect our research and development expenses to increase with the planned commencement of clinical trials for our ischemic stroke product candidates. Clinical development timelines, likelihood of success and associated costs are uncertain and therefore vary widely. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct toward each project on an on-going basis in response to the scientific and clinical success of each product candidate.
At this time, due to the risks inherent in the clinical trial process, development completion dates and costs vary significantly for each product candidate and are difficult to estimate. Furthermore, we only recently acquired our thrombolytic product candidates, and we are continuing to assess the related clinical and regulatory requirements. The lengthy process of seeking regulatory approvals and the subsequent compliance with applicable regulations require the expenditure of substantial additional resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals for our product candidates could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when, if ever, any cash flows from our current product candidates will commence.

General and Administrative Expenses
General and administrative expenses consist primarily of personnel-related expenses and other costs and fees associated with our general corporate activities, such as administrative support, business development, intellectual property protection, corporate compliance and preparing to become a public reporting company, as well as a portion of our overhead expenses. We anticipate that our general and administrative expenses will increase as we expand our infrastructure and administrative functions to support planned increases in our development and commercialization efforts relating primarily to the initiation of our Abbokinase selling efforts. If we are successful in obtaining required regulatory approvals for any of our other product candidates, we will likely incur substantial additional sales and marketing expenses as we continue to build our U.S. sales force and marketing capabilities.

Critical Accounting Policies and Significant Judgments and Estimates
Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities and our reported revenue and expenses. Significant management judgment is required to make estimates in relation to clinical trial costs and costs related to public reporting company preparation. We evaluate our estimates, and judgments related to these estimates, on an ongoing basis. We base our estimates of the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
We believe that the following accounting policies are critical to a full understanding of our reported financial results. Our significant accounting policies are more fully described in Note 2 of our consolidated financial statements.

Clinical Trial Accrued Expenses
We record accruals for clinical trial costs associated with clinical research organizations, investigators and other vendors based upon the estimated amount of work completed on each clinical trial. All such costs are charged to research and development expenses based on these estimates. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with contract research organizations and review of contractual terms. However, if we have incomplete or inaccurate information, we may underestimate or overestimate activity levels associated with various clinical trials at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual level of activities becomes known. To date, we have not experienced material changes in these estimates.

Deferred Tax Asset Valuation Allowance
Our estimate of the valuation allowance for deferred tax assets requires us to make significant estimates and judgments about our future operating results. Our ability to realize the deferred tax assets depends on our future taxable income as well as limitations on utilization. A deferred tax asset must be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized prior to its expiration. The projections of our operating results on which the establishment of a valuation allowance is based involve significant estimates regarding future demand for our products, competitive conditions, product development efforts, approvals of regulatory agencies and product cost. We have recorded a full valuation allowance on our net deferred tax assets as of December 31, 2004 and 2005 due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of net operating loss carryforwards and research and development tax credits.

Stock-Based Compensation
In the first quarter of 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment or SFAS 123R, which revises SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires that share-based payment transactions with employees be recognized in the financial statements based on their value and recognized as compensation expense over the vesting period. Prior to SFAS 123R, we disclosed the pro forma effects of SFAS 123R under the minimum value method. We adopted SFAS 123R effective January 1, 2006, prospectively for new equity awards issued subsequent to

January 1, 2006. The adoption of SFAS 123R in the first quarter of 2006 resulted in the recognition of additional stock-based compensation expense and a reduction in net income of approximately $25,000 and no change in basic and diluted earnings per share.
Under SFAS 123R we calculated the fair value of stock option grants using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were 7 years for the expected term, 75% for the expected volatility, 4.50% for the risk free rate and 0% for dividend yield for the three month period ended March 31, 2006. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.
The weighted average expected option term for 2006 reflects the application of the simplified method set out in SEC Staff Accounting Bulletin No., or SAB, 107 which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.
Estimated volatility for fiscal 2006 also reflects the application of SAB 107 interpretive guidance and, accordingly, incorporates historical volatility of similar public entities.
Prior to January 1, 2006, we accounted for employee stock-based compensation in accordance with provisions of APB 25 and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25, and comply with the disclosure provisions of SFAS 123 and related SFAS 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price of the option. We amortize deferred stock-based compensation using the straight-line method over the vesting period.
The accounting for and disclosure of employee equity instruments requires judgment by our management on a number of assumptions, including the fair value of the underlying instrument, estimated lives of the outstanding instruments, and the instrument’s volatility. Changes in key assumptions will impact the valuation of such instruments. Because there has been no public market for our stock, our board of directors has determined the fair value of our common stock based on several factors, including, but not limited to, our operating and financial performance and internal valuation analyses considering key terms and rights of the related instruments.
Our board of directors estimated the fair value of common stock for options granted during the two-year period prior to the filing of this registration statement, with input from our management, using the market approach and sales to third parties of our common and preferred shares.
Results of Operations

Quarter Ended March 31, 2005 Compared to 2006
Grant and Other Revenue. Our revenue-producing activities during the first quarter of 2005 and 2006 consisted of providing services under research grants and contracts. Our revenue increased from approximately $173,000 in the first quarter of 2005 to approximately $177,000 in the first quarter of 2006, primarily due to the receipt of an additional grant.
Research and Development Expenses. Research and development expenses increased from approximately $764,000 in the first quarter of 2005 to approximately $1.7 million in the first quarter of 2006. The increase was primarily due to approximately $279,000 in increased compensation expense to support increased headcount, approximately $144,000 in increased expenses for the initiation of a clinical trial in stroke which began in March 2005 as well as other ongoing clinical trials, approximately $114,000 in increased preclinical study costs related to our Sonolysis bubble therapy and approximately $400,000 in increased third party service costs and other expenses.
General and Administrative Expenses. General and administrative expenses increased from approximately $661,000 in the first quarter of 2005 to approximately $1.6 million in the first quarter of 2006. This increase resulted from approximately $679,000 in increased third party service costs and approximately $260,000 in compensation expense to support increased headcount and other expenses.
Interest and Other Income. Interest and other income increased from approximately $23,000 in the first quarter of 2005 to approximately $105,000 in the first quarter of 2006, as a result of a higher cash balance throughout the quarter and higher interest rates.
Interest Expense. Interest expense increased from approximately $53,000 in the first quarter of 2005 to approximately $225,000 in the first quarter of 2006, due to the interest on a note payable in September 2005 and the early extinguishment of a note payable to a former development partner in March 2005.
Gain on Extinguishment of Note. In March 2005, we repurchased a note from a former development partner at a discount. The outstanding principal and accrued interest, totaling approximately $4.3 million, was settled in cash for $500,000, resulting in a non-recurring gain of approximately $3.8 million.

Year Ended December 31, 2004 Compared to 2005
Grant and Other Revenue. Our revenue-producing activities during 2004 and 2005 consisted of providing services under research grants and contracts. Revenue increased from approximately $575,000 in 2004 to approximately $619,000 in 2005, primarily due to an additional grant received in July 2005.
Research and Development Expenses. Research and development expenses increased from approximately $2.5 million in 2004 to approximately $3.6 million in 2005. The increase was primarily due to the expenditure of approximately $560,000 for the initiation of our current clinical trial in stroke which began in March 2005, approximately $230,000 in increased third party service costs, approximately $200,000 for increased compensation expense to support increased headcount, approximately $450,000 for increased overhead and other expenses and offset by a decrease of approximately $360,000 due to timing of preclinical and manufacturing expenses.
General and Administrative Expenses. General and administrative expenses increased from approximately $3.2 million in 2004 to approximately $4.1 million in 2005. This increase resulted primarily from the expenditure of approximately $610,000 in increased compensation expense to support increased headcount, approximately $220,000 in increased third party service costs, approximately $69,000 in increased business development and other expenses.
Interest and Other Income. Interest and other income increased from approximately $29,000 in 2004 to approximately $122,000 in 2005, as a result of higher cash balances and higher interest rates.
Interest Expense. Interest expense increased from approximately $469,000 in 2004 to approximately $587,000 in 2005, primarily due to the interest on the promissory note issued in September 2005 and the early extinguishment of the note payable to a former development partner in March 2005.
Gain on Extinguishment of Note. In March 2005, we repurchased a note from a former development partner at a discount. The outstanding principal and accrued interest, totaling approximately $4.3 million, was settled in cash for $500,000, resulting in a non-recurring gain of approximately $3.8 million.

Year Ended December 31, 2003 Compared to 2004
Grant and Other Revenue. Our revenue producing activities during 2003 and 2004 consisted of providing services for research grants and contracts. Revenue increased from approximately $224,000 in 2003 to approximately $575,000 in 2004, as a result of the newly issued grants.

Research and Development Expenses. Research and development expenses increased from approximately $1.9 million in 2003 to approximately $2.5 million in 2004. The increase was primarily due to approximately $285,000 in increased costs to support the continued activity of our Sonolysis therapy, including a clinical trial in dialysis grafts, approximately $200,000 in increased compensation expense to support increased headcount and approximately $175,000 in increased contract manufacturing costs for our Sonolysis bubble therapy and offset by a decrease of $60,000 in general laboratory supplies and other expenses.
General and Administrative Expenses. General and administrative expenses increased from approximately $1.7 million in 2003 to approximately $3.2 million in 2004. The increase resulted primarily from approximately $790,000 in increased third party service costs, approximately $450,000 in increased warrant expense for terminated services, approximately $145,000 in increased compensation expense to support increased headcount and approximately $100,000 in increased travel and other expenses.
Interest and Other Income. Interest and other income increased from approximately $22,000 in 2003 to approximately $29,000 in 2004, as a result of increased cash balances.
Interest Expense. Interest expense increased from approximately $326,000 in 2003 to approximately $469,000 in 2004. The increase was due to the issuance of additional convertible notes in January 2004, including a discount for the value of warrants issued as consideration for the notes.
Liquidity and Capital Resources

Sources of Liquidity
We have incurred losses since our inception. As of March 31, 2006 we had an accumulated deficit of $64.3 million. We have historically financed our operations principally through the private placement of shares of our common and preferred stock, convertible notes and government grants. During the years ended December 31, 2003, 2004 and 2005, the quarters ended March 31, 2005 and 2006, and the period from October 7, 1999 (inception) to March 31, 2006, we received net proceeds of approximately $1.8 million, $5.0 million, $17.9 million, $5.5 million, $4,100 and $33.7 million, respectively, from the issuance of shares of our common and preferred stock and convertible notes. These amounts do not include the $15.0 million secured promissory note and $4.0 million of Series E preferred stock that we issued as partial consideration for an asset acquisition in September 2005, the $15.0 million secured promissory note that we issued to acquire Abbokinase and related assets in April 2006 and the approximately $13.0 million, net of expenses, that we received from the sale of Series F preferred stock in April and May 2006.
At March 31, 2006, we had $6.3 million in cash and cash equivalents. In April and May 2006, we received net proceeds of approximately $13.0 million from a private placement of our Series F preferred stock. A portion of the proceeds of that offering was used to enable us to close our acquisition of Abbokinase, which required a payment of $5.0 million in cash at closing. We intend to begin selling Abbokinase in the second half of 2006, although the exact timing of commencement of these efforts will depend on a number of external factors, such as our ability to establish new sales relationships with Abbott Laboratories’ past wholesalers and customers for that product, inventory levels of the wholesalers that are currently stocking the product and other competitive and regulatory factors. Based on annualized Intercontinental Marketing Services, or IMS, sales data, we believe the inventory that we acquired represents approximately a four-year supply. Based on current stability data, approximately 75% of this inventory will expire by September 2007 with the remainder expiring at various times up to August 2009. We do not expect to sell the entire inventory we acquired before the product expires, and we are not permitted to sell this inventory after expiration. If the expiration dates of this inventory are extended we will need to re-brand the remaining inventory because our license to use the Abbokinase trademark does not extend beyond the current inventory expiration dates.

Cash Flows
Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $3.0 million, $4.1 million and $9.8 million for the years ended December 31, 2003, 2004 and 2005, respectively, and approximately $328,000 and $2.0 million for the quarters ended March 31, 2005 and 2006, respectively. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, amortization of warrant expense and debt discount, stock-based compensation and changes in working capital.
Net Cash Used in Investing Activities. Net cash used in investing activities was approximately $16,000, $65,000 and $564,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and approximately $301,000 and $198,000 for the quarters ended March 31, 2005 and 2006, respectively. Net cash used in investing activities primarily reflects purchases of property and equipment, including manufacturing, information technology, laboratory and office equipment.
Net Cash Provided by Financing Activities. Net cash provided by financing activities was approximately $1.8 million, $5.0 million and $17.9 million for the years ended December 31, 2003, 2004 and 2005, respectively, and approximately $5.5 million and $4,100 for the quarters ended March 31, 2005 and 2006, respectively. Net cash provided by financing activities was primarily attributable to the issuance of Series D preferred stock, totaling $350,000 net of issuance costs and the issuance of convertible notes totaling $1.4 million in 2003; the issuance of common stock totaling $4.4 million net of issuance costs and the issuance of convertible notes totaling $600,000 in 2004; the issuance of common stock totaling $17.9 million net of issuance costs and the issuance and repayment of secured promissory notes totaling $4.0 million in 2005.
Our cash flows for the remainder of 2006 and beyond will depend on a variety of factors, including the anticipated revenue and funding requirements discussed above, as well as the timing of completion of the offering contemplated by this prospectus and our use of offering proceeds as described under “Use of Proceeds” elsewhere in this prospectus. Despite our anticipated commencement of sales of our Abbokinase product during the second half of 2006, we expect our net cash outflows to continue increasing as we expand our research and development, manufacturing, regulatory and sales and marketing activities.

Funding Requirements
Based on our existing liquid assets, including the proceeds of our recently concluded offering of Series F preferred stock, we believe we have sufficient capital to fund anticipated levels of operations, and pay our debt obligations as they come due, until December 2006. We have received an audit report from our independent registered public accounting firm containing an explanatory paragraph stating that our historical recurring losses and net capital deficiency raise substantial doubt about our ability to continue as a going concern. We believe that the successful completion of this offering will enable us to continue as a going concern at least in the near term. If we are unable to successfully complete this offering, we will need to obtain alternative financing and modify our operational plan to continue as a going concern.
Our funding requirements will, however, depend on numerous factors, including:

•	the timing, scope and results of our preclinical studies and clinical trials;

•	the timing of initiation of manufacturing for our product candidates;

•	the timing and amount of revenue from sales of Abbokinase;

•	the timing and amount of revenue;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	our ability to establish and maintain collaborative relationships;

•	personnel, facilities and equipment requirements; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs, if any, and the result of any such litigation.
Until we can generate significant cash from our operations, we expect to continue to fund our operations primarily from the proceeds of offerings of our equity securities, including this offering, from revenue or payments received under collaborations, grants, and possibly from debt financing. However, we may not be successful in obtaining additional collaboration agreements or grants, or in receiving milestone or royalty payments under any such agreements. If we do not generate sufficient revenue from collaborations and grants, we may require additional funding sooner than we currently anticipate. We cannot be sure that our existing cash and cash equivalents will be adequate, or that additional financing will be available when needed, or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing may also adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders will likely result. If we raise additional funds by incurring debt obligations, the terms of the debt will likely involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.
Contractual Obligations
The following table summarizes our outstanding contractual obligations as of December 31, 2005:

	Payments Due By Period

		Less than			More than
Total	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating leases	$182,546	$64,428	$118,118

Total	$182,546	$64,428	$118,118

The contractual summary above does not reflect a total of $30.0 million of debt represented by two $15.0 million secured promissory notes accruing interest at 6% annually and due on December 31, 2006 and 2007, respectively.
We also have contractual payment obligations that are contingent on future events. We enter into agreements with clinical sites and contract research organizations, or CROs, that conduct our clinical trials. We make payments to these sites and CROs based upon the number of patients enrolled. For the years ended December 31, 2003, 2004 and 2005, we incurred clinical trial expenses of approximately $49,000, $334,000 and $892,000, and for the quarters ended March 31, 2005 and 2006, we incurred clinical trial expenses of approximately $319,000, and $463,000, respectively. Due to the variability associated with these agreements, we are unable to estimate with certainty the future patient enrollment costs we will incur and therefore have excluded these costs from the above table. We do, however, anticipate that these costs will increase significantly in future periods as a result of our initiation of multiple clinical trials for ischemic stroke.
Quantitative and Qualitative Disclosure About Market Risk
Our exposure to market risk is confined to our cash and cash equivalents. We invest in high-quality financial instruments, primarily money market funds, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. The effective duration of our portfolio is less than three months and no security has an effective duration in excess of three months. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.
Most of our transactions are conducted in U.S. dollars, although we do have some development and clinical trial agreements with vendors located outside the U.S. Transactions under certain of these agreements are conducted in U.S. dollars while others occur in the local currency. If the exchange rate were to change by ten percent, we do not believe that it would have a material impact on our results of operations or cash flows.
Off-Balance Sheet Transactions
At December 31, 2003, 2004 and 2005, and at March 31, 2006, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Recently Issued Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 153, Exchanges of Nonmonetary Assets, which is an amendment to APB 29, Accounting for Nonmonetary Transactions. SFAS 153 eliminates certain differences in the guidance in APB 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to APB 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Management does not expect adoption of SFAS 153 to have a material impact on our financial statements.
In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections— A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or cumulative effect of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is affective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this provision, as applicable, during 2006.
In November 2005, the FASB issued FASB Staff Position, or FSP, Financial Accounting Standard, or FAS, 115-1 and FAS, 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We are required to apply FSP 115-1 to reporting periods beginning after December 15, 2005 and to adopt FSP 115-1 in the first quarter of fiscal 2006. We are currently evaluating the effect that the adoption of FSP 115-1 will have on our consolidated results of operations and financial condition but we do not expect it to have a material impact.

Our Business
Overview
We are a biopharmaceutical company developing and commercializing innovative therapies for vascular disorders associated with blood clots. Our development efforts are primarily focused on therapies for treating ischemic stroke and massive pulmonary embolism by restoring the flow of blood and oxygen to the brain and vital tissues, and clearing occluded catheters. Over ten million patients in the U.S. are afflicted each year with these and other complications related to blood clots, yet available treatment options are subject to significant therapeutic limitations. For example, the most widely used treatment for ischemic stroke can be administered only during a narrow time window and poses a risk of bleeding, resulting in fewer than 4% of ischemic stroke patients receiving treatment. We believe our products and clinical development programs, including two product candidates with Phase 3 clinical trial data and one product approved for marketing, if successful, will address significant unmet needs in these markets.
We are pursuing two development programs as the foundation for our products. The first program is a group of clot-dissolving drugs, or thrombolytics, that are variants of urokinase, a natural human protein primarily produced in the kidneys that stimulates the body’s natural clot-dissolving processes. The second program, SonoLysis therapy, centers on a novel treatment that breaks blood clots apart by applying ultrasound to submicron-sized bubbles, which we call SonoLysis bubbles. We believe these therapeutic approaches can be used either alone or in combination to treat ischemic stroke and a broad variety of vascular disorders associated with blood clots, and may expand the number of patients for whom safe and effective clot-dissolving therapies are available.
We have a broad portfolio of product candidates to treat ischemic stroke that is aimed at expanding the number of patients eligible for treatment. We believe our ischemic stroke product portfolio may have advantages related to safety, time to market, expanded window of administration, faster initiation of treatment, speed of restoration of blood flow and the ability to address multiple physician groups. Our ischemic stroke product portfolio consists of:

•	PROLYSE, one of our proprietary thrombolytics;

•	SonoLysis therapy, our proprietary SonoLysis bubbles with ultrasound; and

•	SonoLysis combination therapy, our SonoLysis bubbles with ultrasound and a thrombolytic.
PROLYSE is a recombinant pro-urokinase, or a pro-drug form of urokinase that we believe does not become active until it reaches a blood clot, which may reduce the risk of bleeding. PROLYSE has been shown in a Phase 3 clinical trial of 180 patients to be well tolerated and to demonstrate activity in dissolving cerebral blood clots when administered as long as six hours after the onset of stroke symptoms. This treatment window is twice as long as the three-hour restriction that the U.S. Food and Drug Administration, or FDA, has imposed on alteplase, or tPA, the only thrombolytic approved for use in ischemic stroke patients. In addition, we believe there is an emerging trend to use device-based, or interventional, therapy delivered directly to the site of the blood clot in treating ischemic stroke. We believe PROLYSE may become the first approved thrombolytic to address this trend. We are planning to initiate an additional Phase 3 clinical trial of the use of PROLYSE delivered intra-arterially directly to the site of a blood clot for ischemic stroke in 2007.
SonoLysis therapy is the combination of SonoLysis bubbles and ultrasound that we believe breaks up blood clots via a mechanical mechanism of action. Because SonoLysis therapy does not include a thrombolytic and its associated risk of bleeding, we believe SonoLysis therapy may offer several advantages over other treatments for ischemic stroke, including an extended treatment window, rapid initiation of treatment via intravenous administration and availability for use in patients for whom thrombolytics are contraindicated due to risk of bleeding. We are planning to initiate a Phase 1/2 dose-escalation clinical trial to study the safety and efficacy of SonoLysis therapy as a treatment for ischemic stroke in the first half of 2007.

SonoLysis combination therapy is SonoLysis therapy in conjunction with a thrombolytic. We believe that SonoLysis combination therapy incorporates complementary mechanisms of action that will both reduce the time required to dissolve a blood clot and enable a lower dose of thrombolytic to be used. In addition, we believe a lower dose of thrombolytic will reduce the risk of bleeding and extend the current treatment window beyond that of a thrombolytic alone for ischemic stroke patients. We are currently conducting a Phase 2 proof of concept clinical trial using FDA-approved diagnostic bubbles, ultrasound and tPA to expand upon the prior work of academic investigators in this area. We are planning to initiate a Phase 1/2 dose-escalation clinical trial in the second half of 2006 using our SonoLysis therapy and tPA. If that clinical trial is successful, we intend to conduct future clinical trials utilizing our SonoLysis therapy and PROLYSE.
In addition to our product candidates for ischemic stroke, we recently acquired Abbokinase, a form of urokinase that is marketed for the treatment of acute massive pulmonary embolism. We intend to begin selling Abbokinase in the second half of 2006. Abbokinase sales will provide us with near-term revenue, an opportunity to form sales relationships with vascular physicians and acute care institutions that regularly administer blood clot therapies and a commercialization infrastructure that we believe can grow to support our future products.
Open-Cath-R, another form of urokinase we acquired in 2005, has been shown in two Phase 3 multinational clinical trials to be generally well tolerated and active as a treatment for clearing blocked intravascular catheters. We are investigating the remaining regulatory and manufacturing requirements and the opportunity to license Open-Cath-R to a third party.
The following table summarizes our product candidates and their current development status:

Product
Indication	Candidate	Product Elements	Development Status

Ischemic Stroke	PROLYSE	• Recombinant pro-urokinase	• Completed one Phase 3 clinical trial
	SonoLysis therapy	• SonoLysis bubbles and ultrasound	• Preclinical
	SonoLysis combination therapy	• SonoLysis bubbles, ultrasound and a thrombolytic	• Ongoing Phase 2 proof of concept clinical trial using FDA-approved diagnostic bubbles and the thrombolytic tPA

Acute Massive Pulmonary Embolism	Abbokinase	• Tissue-culture urokinase	• Approved for marketing

Catheter Clearance	Open-Cath-R	• Recombinant urokinase	• Completed two Phase 3 clinical trials

Business Strategy
Our goal is to become the leading provider of innovative therapies for vascular disorders associated with blood clots. The key elements of our business strategy are to:

•	Expand the number of patients eligible for treatment by developing and commercializing our portfolio of ischemic stroke product candidates. We are focused on further developing our ischemic stroke product portfolio that includes PROLYSE, SonoLysis therapy and SonoLysis combination therapy. We believe these product candidates may address significant unmet medical needs and expand the number of patients eligible for treatment. We believe our product candidates may lengthen the treatment window beyond three hours, treat patients contraindicated for thrombolytic therapy, shorten the time required to restore blood flow and provide both interventional and intravenous treatment options.

•	Capitalize on near-term revenue opportunities and develop an initial commercial infrastructure. In the second half of 2006, we intend to begin selling Abbokinase. We are also clarifying the regulatory and manufacturing requirements and investigating possible licensing opportunities related to Open-Cath-R. We believe that these late-stage product opportunities will provide us with a source of revenue that will help fund our development programs and allow us to broaden our domestic sales and marketing efforts. If we are successful in obtaining FDA approval to commercialize our portfolio of ischemic stroke product candidates, we plan to build on the sales relationships that we form with vascular physicians and acute care institutions through our Abbokinase sales and marketing program.

•	Leverage our product candidates to address additional vascular indications. We intend to explore using our core thrombolytic and SonoLysis bubble product candidates in other potential indications. We believe PROLYSE may be well suited for intravenous administration as a treatment for sub-massive pulmonary embolism. In addition, we plan to explore further developing Abbokinase or Open-Cath-R for the prevention of catheter occlusion. For example, Abbokinase demonstrated activity in a Phase 3 clinical trial in preventing catheter occlusions as compared to heparin. In addition, we believe that opportunities exist for the expansion of our SonoLysis combination therapy for the treatment of myocardial infarction, peripheral arterial occlusion and deep vein thrombosis.

•	Expand the use of our bubble technology to create a deep pipeline with broad therapeutic applications. We believe that our bubble technology could be adapted, by changing their composition and size, to a variety of applications that involve the delivery of gases such as oxygen or nitric oxide, drugs, or genetic materials, either systemically or to targeted sites in the body. We have conducted preclinical studies relating to the use of a different class of bubbles for the delivery of oxygen, which we call NanO2. We intend to further investigate the potential use of our NanO2 as an oxygen-delivery agent to help preserve tissues that are at risk due to blood clots in ischemic stroke, myocardial infarction and other ischemic indications. Separately, we are researching other classes of bubbles that could be used to deliver drugs to targeted cells and remove vulnerable plaque. Further, these various classes of bubbles may be applicable in neurovascular and oncology indications, as well as additional cardiovascular disorders.
Industry Background
The formation of a blood clot is a natural process by which blood thickens and coagulates into a mass of blood cells, platelets and strands of fibrin. Thrombosis occurs when a blood clot, or thrombus, begins to block a blood vessel. An embolism occurs if all or part of the thrombus breaks away and lodges in another part of the body. Formation of a clot is the body’s primary mechanism for obstructing blood flow and curtailing bleeding from wounds or other injuries to blood vessels. When a blood clot blocks normal blood flow within the body, it can have a variety of undesirable effects, such as causing pain and swelling, tissue damage, stroke or even death. Blood clots can also arise in connection with surgical and other medical procedures, such as catheter-based administration of dialysis or other treatments, which can lead to clotting around the site of an incision or within a penetrated blood vessel.
We are initially targeting three segments of the thrombosis market in which safe and rapid removal of blood clots is essential for patient care, including ischemic stroke, pulmonary embolism and catheter occlusion.

     Ischemic Stroke
When blood clots block arteries that supply blood to the brain, they reduce the oxygen supply to brain tissues, a condition known as cerebral ischemia which can gradually degrade the oxygen-deprived tissues and result in long-term impairment of brain functions. More than 640,000 people each year in the U.S. have an ischemic stroke. Stroke is the third leading cause of death and the leading cause of serious long-term disability in the U.S., according to the American Stroke Association. Approximately 80% of U.S. ischemic stroke patients reach an emergency room within 24 hours after the onset of stroke symptoms, according to DataMonitor. In contrast, only approximately 20% of U.S. ischemic stroke patients reach an emergency room within the FDA-mandated three-hour time window for treatment with the currently approved thrombolytic. However, due to the three-hour treatment window and other limitations, fewer than 4% of ischemic stroke patients in the U.S. currently are treated with a thrombolytic.
There are two emerging trends in ischemic stroke therapy: interventional therapy with a catheter and intravenous administration of a drug. Interventional therapy requires specialized facilities and trained personnel that enables localized treatment at the site of the clot. Intravenous administration can be initiated more quickly, such as in the emergency room, but it is not a therapeutic approach targeted directly to the site of the blood clot.
     Pulmonary Embolism
Blood clots that lodge in the lungs are called pulmonary emboli and occur in approximately 600,000 people in the U.S. every year. A portion of these are classified as massive pulmonary emboli, meaning the obstruction of blood flow to a lobe or multiple segments which result in nearly 60,000 deaths in the U.S. annually. Massive pulmonary emboli must be treated quickly, as most of these deaths occur within 30 to 60 minutes after the onset of symptoms.
     Catheter Occlusion
The formation of a blood clot within or around an indwelling vascular catheter can cause a condition known as catheter occlusion. Over five million intravascular catheters are placed in patients, and approximately 850,000 of those become occluded by blood clots, in the U.S. annually.
     Existing Blood Clot Therapies and Their Limitations
Different treatments currently exist for the prevention and treatment of blood clots. Aspirin and other anti-platelets as well as heparin and other anticoagulants are commonly used to prevent or reduce the incidence of blood clots, but have no effect in eliminating such blood clots once they have formed. We focus on the treatment of blood clots once they have formed. Currently available therapeutic approaches for dissolving or otherwise eradicating blood clots before they cause serious medical consequences or death fall into two categories: clot-dissolving drugs, or thrombolytics, and mechanical devices and procedures.

Thrombolytics
Thrombolytics dissolve blood clots by breaking up fibrin, the protein that provides the structural scaffold of blood clots. The most widely used thrombolytic today is a form of tissue plasminogen activator, commonly referred to as tPA. tPA is marketed in several different formulations that are approved for a variety of specific vascular disorders, such as: alteplase for acute ischemic stroke, acute massive pulmonary embolism, central venous catheter clearance and acute myocardial infarction; and reteplase and tenecteplase for acute myocardial infarction. Other thrombolytic agents include urokinase, or Abbokinase, which is approved for treatment of acute massive pulmonary embolism; and streptokinase, which is approved for treatment of acute massive pulmonary embolism, acute myocardial infarction and deep vein thrombosis. Worldwide annual sales of thrombolytics are approximately $500 million.

Thrombolytics involve a variety of identified risks and potential side effects that can limit their usefulness:

•	Risk of Bleeding— Thrombolytics dissolve blood clots, including those formed naturally as a protective response to vessel injury, which can result in bleeding. The risk of bleeding increases relative to the dosage and duration of treatment and differs among the various thrombolytics. Patients who are already taking other medications to prevent formation of clots, such as anticoagulants or antiplatelets, also may not be good candidates for the use of thrombolytics, due to the increased difficulty of controlling bleeding. As such, thrombolytics approved by the FDA are subject to strict limitations on when, how long and in what dosages they can be administered.

•	Time Window for Administration— Due to the risk of bleeding, which increases over time, tPA is only approved for administration to ischemic stroke patients within three hours after the onset of stroke symptoms. This three- hour window is considered to be one of the primary limiting factors in treating ischemic stroke. Approximately 20% of ischemic stroke patients in the U.S. recognize their symptoms and reach an emergency room within the three-hour window. Due to this and other limitations, fewer than 4% of patients in the U.S. ultimately receive treatment with a thrombolytic.

•	Possible Immune Response— Some patients experience an immune response due to the continued administration of thrombolytics. For example, thrombolytics that are based on non-human biological material, such as streptokinase, which is produced using streptococcus bacteria, may stimulate such an immune reaction.

Mechanical Devices and Procedures
There are several mechanical means for removing or destroying blood clots. Thrombectomy, or surgical clot removal, is used to treat patients with occluded dialysis grafts or some clots in the peripheral vascular system. These procedures are invasive and entail delays, costs and risks that accompany any major surgery. Although these procedures are less suitable for removing blood clots from the brain, there are devices approved for these procedures.
In addition, there are some mechanical devices that can be introduced through a catheter-based delivery system to mechanically break up a blood clot, or to ensnare and retract a clot through the vascular system and out of the body. These mechanical devices are generally not found outside of major medical centers, as they require a catheter laboratory and skilled personnel to administer the therapy. While they do not cause the same bleeding risk as thrombolytics, these mechanical interventions pose some risk of damaging other tissues during treatment, as well as a risk of breaking off a piece of the clot that can itself become the cause of a stroke or embolism in some other part of the body.
Our Development Programs and Product Candidates
We are pursuing two development programs as our foundation for treatments of vascular disorders associated with blood clots: our urokinase-based thrombolytics and our proprietary bubble technology.

Urokinase-based Thrombolytic Programs
Our thrombolytic product and product candidates are based on urokinase, a natural human protein primarily produced in the kidneys that stimulates the body’s natural clot-dissolving processes. Urokinase breaks up blood clots by converting plasminogen, the inactive precursor, into the enzyme plasmin, which in turn degrades fibrin protein strands that are essential to the structural integrity of a clot. We have acquired three different proprietary forms of urokinase-based drugs from Abbott Laboratories: recombinant pro-urokinase (PROLYSE), which is in development for the treatment of patients with ischemic stroke; tissue culture urokinase (Abbokinase), which is approved for the treatment of acute massive pulmonary embolism; and recombinant urokinase (Open-Cath-R), which is in development for the treatment of patients with catheter occlusions. A pro-drug is an inactive compound or molecule that is converted in the body to an active drug either by spontaneous chemical reactions or enzymatic processes. As a pro-drug, PROLYSE is an inactive form of urokinase that we believe converts to its active form only after it has reached a blood clot. Once activated by coming into contact with the fibrin in the blood clot, PROLYSE works in the same manner as other forms of urokinase to dissolve the clot. Recombinant urokinase is substantially equivalent in overall structure and function to tissue culture urokinase, but is manufactured using a recombinant technology, meaning that it is genetically engineered rather than derived from a human tissue culture process.

Bubble Technology Program
Our proprietary bubbles are biocompatible spheres of varying size and composition that we believe could be injected into the bloodstream to treat a variety of vascular disorders and other therapeutic applications. We believe our bubble technology could be adapted, by changing their composition and size, for a variety of applications that involve the delivery of gases such as oxygen or nitric oxide, drugs, or genetic materials, either systemically or to selected sites in the body. Certain bubbles, such as those designed to break up clots or as a drug delivery technology, are designed to be energized by ultrasound. Conversely, other bubbles may not require an energy source and could be used to deliver oxygen or drugs. Our current focus is on the development of our proprietary SonoLysis bubbles to dissolve blood clots in combination with ultrasound.
Our scientific team previously developed Definity®, a microbubble product that has been administered safely to hundreds of thousands of patients as a diagnostic ultrasound contrast agent. Our proprietary SonoLysis bubbles are similar in composition to Definity microbubbles, which we believe may improve the prospects for acceptance of our SonoLysis bubbles by physicians, regulators, health care providers and third-party payors. We have designed our SonoLysis bubbles with a proprietary formulation for use as a therapeutic agent. We believe the small size of our SonoLysis bubbles allows them to penetrate and disperse within a blood clot, so that their cavitation will break the clot into very small particles, which we believe reduces the risk that an embolism may occur downstream from the original blood clot. In addition, we have developed a proprietary SonoLysis bubble manufacturing process that we believe enables us to reliably and cost-effectively create sterile and stable sub-micron sized bubbles from a suspension of lipid nanoparticles. We believe our manufacturing know-how enables us to create bubble product candidates having unique and useful characteristics such as a defined size distribution, increased functionality and batch-to-batch consistency.
Our Product Candidates for Treatments of Ischemic Stroke

PROLYSE
PROLYSE is recombinant pro-urokinase that we plan to develop for the treatment of ischemic stroke. We acquired PROLYSE from Abbott Laboratories in September 2005.

Prior Clinical Trials
Between 1994 and 1998, PROLYSE delivered intra-arterially was evaluated to treat ischemic stroke in two clinical trials involving a total of 220 patients, including a randomized 180-patient Phase 3 clinical trial. The first clinical trial, known as the PROACT trial, was a randomized, double-blind Phase 2 clinical trial in 40 patients that evaluated the safety and recanalization efficacy, or restored blood flow, of PROLYSE versus placebo administered within six hours of onset of stroke symptoms. This clinical trial evaluated patients with ischemic stroke caused by a middle cerebral artery occlusion, the most frequent site of arterial occlusion in patients with severe stroke presenting within six hours. The median time from onset of symptoms to treatment was 5.5 hours in this clinical trial. Of the 40 patients, 26 received PROLYSE plus heparin, a widely used anticoagulant, and the control group of 14 received heparin only. The primary efficacy endpoint was the percentage of patients who had partial or complete recanalization of the blocked artery two hours after receiving treatment. The trial showed that 57% of the patients who received PROLYSE plus heparin had partial or complete recanalization after two hours, compared to 14% of the patients who received heparin alone. This difference was statistically significant, with a p-value of 0.017. A p-value measures the likelihood that a difference between the investigational and control groups is due to random chance. A p-value of less than or equal to 0.05 means the chance that the difference is due to random chance is less than 5.0%, and is a commonly accepted threshold for denoting a meaningful difference between investigational and control groups. The primary measure of safety was intracranial hemorrhage with clinical deterioration, which occurred in 15% of PROLYSE patients and 7% of placebo patients. Although the participating investigators concluded that symptomatic hemorrhage was a concern, there was not a statistically significant difference between patients treated with PROLYSE and placebo patients with a p-value of 0.64. Both recanalization and hemorrhage frequencies were influenced by heparin dose.
The second clinical trial, known as the PROACT II trial, was conducted between 1996 and 1998. The PROACT II trial was a randomized Phase 3 clinical trial in 180 patients that evaluated the clinical efficacy and safety of PROLYSE versus placebo administered within six hours of onset of stroke symptoms. This clinical trial evaluated patients with ischemic stroke caused by a middle cerebral artery occlusion. Of the 180 patients, 121 received PROLYSE plus heparin and the control group of 59 patients received heparin only. The median time from onset of symptoms to treatment was 5.3 hours in this clinical trial. The primary clinical efficacy endpoint was an assessment of patients’ modified Rankin score, a clinically-accepted test for assessing neurological functioning in stroke patients, wherein a score of two or less signifies slight or no neurological disability, at 90 days. Of the patients who received PROLYSE plus heparin, 40% had a modified Rankin score of two or less at the 90-day follow up, compared to 25% of the patients in the control group. This difference was statistically significant, with a p-value of 0.04.
Secondary outcomes measured in the PROACT II trial included recanalization, the frequency of intracranial hemorrhage with neurological deterioration and mortality. Of the patients who received PROLYSE plus heparin, 66% had partial or complete recanalization after two hours, compared to 18% of the patients who received heparin alone. This difference was statistically significant, with a p-value of less than 0.001. Of the patients treated with PROLYSE in the PROACT II trial, 10% experienced intracranial hemorrhage with clinical deterioration within 24 hours following treatment, as compared to 2% of the control group. This difference was not statistically significant, with a p-value of 0.06. We believe the rate of hemorrhage seen with PROLYSE may be due to the severe nature of the strokes in the PROACT II trial patients, with a median baseline NIH Stroke Scale, or NIHSS, score of 17. Two other secondary outcomes measured in the PROACT II trial did not show statistically significant differences between the investigational and control groups. The first of these is the ability of patients to live at home without assistance at 90 days after treatment, or the Barthel index. The second of these measured patients’ degree of neurological damage based on the NIHSS. NIHSS is a scale used to determine the level of disability of a patient following a stroke, ranging from 0 to 22+, with a score of 2 or less indicating minimal neurological deficit, and a score of 20 or more indicating severe neurological deficit. Mortality was 25% for the PROLYSE group and 27% for the control group. This difference was not statistically significant, with a p-value of 0.80. However, the PROACT II trial demonstrated that ischemic stroke patients treated with PROLYSE plus heparin within six hours of the onset of stroke symptoms had a statistically significantly higher probability of avoiding moderate or severe neurological disabilities after 90 days when compared with patients treated with only heparin. The participating investigators concluded the PROACT II trial has demonstrated the therapeutic window for a significant number of patients with major ischemic stroke may extend to at least six hours. We intend to use the results of the PROACT II trial to conduct additional trials refining patient selection, with a goal of reducing the risk of hemorrhage, optimizing delivery techniques and combining treatment strategies to build on these results.

The following table illustrates the results of the PROACT and PROACT II clinical trials:

	Total
	Patients	Patients	Patients
	in	Receiving	Receiving
	Clinical	PROLYSE	Heparin		PROLYSE
Clinical Trial	Trial	+ Heparin	(control)	Primary and Selected Secondary Endpoints	Therapy	Control	P-value

PROACT	40	26	14	Recanalization (%) at 2 hours(1)	57%	14%	0.017
				Intracranial Hemorrhage (%) at 24 hours (1)	15%	7%	0.64
PROACT II	180	121	59	Modified Rankin Score≤ 2 at 90 days (1)	40%	25%	0.04
				Recanalization (%) at 2 hours	66%	18%	0.001
				Intracranial Hemorrhage (%) at 24 hours	10%	2%	0.06
				Mortality at 90 days	25%	27%	0.80
				Barthel Index≥ 90 at 90 days	41%	32%	0.24
				NIHSS Score≤ 2 at 90 days	18%	12%	0.30

(1)	Primary endpoints.
Including the PROACT and PROACT II trials, PROLYSE has been studied in eight clinical trials where 480 patients were treated with acute ischemic stoke, peripheral arterial occlusion, acute myocardial infarction or occluded dialysis access grafts. Safety data for thrombolytics are generally broken into two categories, bleeding complications and non-hemorrhagic adverse events. PROLYSE has shown to have bleeding complications similar to other thrombolytics, including superficial or surface bleeding, observed mainly at invaded or disturbed sites, as well as internal bleeding, involving the gastrointestinal tract, genital/urinary tract, or intramuscular, retroperitoneal, or intracranial sites. A wide array of treatment-emergent non-hemorrhagic adverse events were noted in PROLYSE subjects, including back pain, injection site hemorrhage, fever, injection site pain, peripheral vascular disorder and anemia. Some of these treatment related effects were also seen in control subjects and may not have been related to treatment with PROLYSE.

Competitive Advantages
We believe that PROLYSE may be less likely than other marketed thrombolytics to cause bleeding as it circulates through the bloodstream, because it is an inactive form of urokinase that we believe becomes active only after it comes into contact with a blood clot. Because of its pro-drug nature, we also believe that PROLYSE may be safely administered within a longer window of time after an ischemic stroke. The PROACT II clinical trial demonstrated that ischemic stroke patients treated with PROLYSE in conjunction with an anticoagulant within six hours of the onset of stroke symptoms had a statistically significant higher probability of avoiding moderate or severe neurological disabilities after 90 days when compared with patients treated with only the anticoagulant. This six-hour treatment window is twice as long as the three-hour label claim permitted for tPA, the only thrombolytic currently approved by the FDA for treatment of ischemic stroke. This three-hour window is considered to be one of the primary limiting factors in currently available treatments for acute ischemic stroke. Since we believe that about twice as many U.S. ischemic stroke patients reach an emergency room within six hours after onset of symptoms as do so within three hours, we believe there is a significant unmet need for safe and effective therapies that can be used in an extended window of administration. In addition, we believe there is an emerging trend to use device-based, or interventional, therapy delivered directly to the site of the blood clot in treating ischemic stroke. We believe PROLYSE delivered intra-arterially via a catheter may become the first approved thrombolytic product to address this trend.

Planned Clinical Development
We believe that the FDA will require at least a second Phase 3 clinical trial be conducted to confirm the safety and efficacy of PROLYSE in improving clinical outcomes in ischemic stroke patients. We are planning to initiate an additional Phase 3 clinical trial using PROLYSE for ischemic stroke in 2007. The FDA has been notified of our acquisition of PROLYSE. We plan to request that the FDA allow us to use the preclinical testing and clinical trial data generated by Abbott Laboratories’ PROLYSE clinical trials in support of our eventual application to obtain regulatory approval for the use of PROLYSE for ischemic stroke, as well as for the combination of PROLYSE and SonoLysis therapy to clear blood clots in patients with ischemic stroke. However, we cannot be certain that the FDA will allow us to use that preclinical testing and clinical trial data in support of further clinical studies or our application for approval.

SonoLysis Therapy
SonoLysis therapy is a process for breaking up blood clots, which we believe occurs by means of mechanical action resulting from the application of ultrasound to our proprietary SonoLysis bubbles. To administer this therapy, SonoLysis bubbles are injected intravenously into the bloodstream, disperse naturally throughout the body and are carried to the site of the blood clot. Our SonoLysis bubbles, predominantly submicron in size, are composed of a lipid shell and an inert biocompatible gas. We believe that the small size of our SonoLysis bubbles enables them to penetrate into the clot. Ultrasound is then administered to the site of the blood clot, and the energy from the ultrasound causes the SonoLysis bubbles to expand and contract vigorously, or cavitate, and then collapse, mechanically breaking up the blood clot. The gas released by the SonoLysis bubbles is then cleared from the body by exhaling, and the lipid shell is processed like other fats in the body. We believe that the ability of our proprietary SonoLysis bubbles to penetrate and break up blood clots, and their activity whether administered with or without a thrombolytic, will make them suitable for use in the treatment of ischemic stroke patients with limited treatment options.

Competitive Advantages
We believe SonoLysis therapy represents a new approach to the treatment of ischemic stroke. Recent studies have shown that nearly 25% of ischemic stroke victims still have at-risk but viable brain tissue as long as 24 hours after onset of stroke symptoms. We believe that SonoLysis therapy breaks-up blood clots via a mechanical mechanism of action. Because SonoLysis therapy does not include a thrombolytic and its associated risk of bleeding, we believe SonoLysis therapy may offer several advantages over other treatments for ischemic stroke, including an extended treatment window, rapid initiation of treatment via intravenous administration and availability for use in patients for whom thrombolytics are contraindicated due to risk of bleeding. This unique treatment approach could enable us to offer an effective therapy to stroke patients with fewer risks and restrictions, such as bleeding and narrow time window for application, than those associated with thrombolytic drugs, thus potentially affording a treatment option to many more patients than can be treated with thrombolytics today. Furthermore, since SonoLysis bubbles can be administered intravenously, the treatment does not require a catheter laboratory or personnel with highly specialized skills to administer the therapy. In addition to these therapeutic and administration advantages, we believe that the competitive position of SonoLysis therapy will be aided by our broad portfolio of issued patents, patent applications and exclusive licenses relating to the use of bubbles and ultrasound for treatment of blood clots in various parts of the body.

Planned Clinical Development
We have not yet conducted any clinical trials using our proprietary SonoLysis bubbles with ultrasound to treat blood clot indications. However, we conducted a 23-patient proof of concept clinical trial that applied ultrasound to Definity microbubbles as a means for breaking up blood clots in thrombosed dialysis grafts. This clinical trial demonstrated improved restoration of blood flow based on imaging, and there was one adverse event that may have been related to the treatment. All other adverse events were determined to be unrelated to the treatment. Based on our research to date, we intend to develop SonoLysis therapy as a stand-alone therapy for ischemic stroke patients, including those for whom treatment with thrombolytics may be contraindicated. SonoLysis therapy has been designated as a combination product for review as both a drug and a device by the FDA, and has been assigned to the Center for Devices and Radiological Health as the lead center for review. Based on our discussions with the FDA, we plan to submit an investigational device exemption, or IDE, in the second half of 2006 in order to conduct a Phase 1/2 clinical trial to study the tolerability and possible activity of our proprietary SonoLysis bubbles in combination with ultrasound to treat ischemic stroke. Such a trial would be designed as a dose-ranging clinical trial, with the primary purpose of demonstrating the tolerability of SonoLysis bubbles with ultrasound in the treatment of ischemic stroke.

SonoLysis Combination Therapy
We plan to combine product candidates from both of our development programs, SonoLysis therapy and our thrombolytics, for the treatment of ischemic stroke. We believe that, due to their complementary mechanisms of action, a combination treatment using our SonoLysis therapy and a thrombolytic may shorten the time required to dissolve a blood clot, enable a lower dose of thrombolytic to be used, reduce the risk of bleeding and extend the treatment window for ischemic stroke patients.

Prior Clinical Trials
An independent academic investigator conducted a clinical trial to evaluate the effects of administering microbubbles on the speed and degree of cerebral artery recanalization in combination with a thrombolytic and ultrasound. That clinical trial involved 111 patients with acute ischemic stroke who presented within three hours after onset of symptoms. Of the patients in the clinical trial, 38 patients were treated with ultrasound and microbubbles administered at two, 20 and 40 minutes after administration of tPA. The results of the clinical trial indicated that the rate of complete recanalization after two hours in the patients who received tPA, ultrasound and microbubbles was significantly higher, at 54.5%, than the 40.8% rate in patients who received tPA and ultrasound only, or the 23.9% rate in patients who received tPA alone. These differences were statistically significant, with a p-value of 0.038.
In addition, we are currently conducting a Phase 2 proof of concept clinical trial to assess the safety and activity of a combination therapy for the treatment of ischemic stroke. This proof of concept clinical trial combines Definity microbubbles, ultrasound and tPA. When combined with data from other investigators, we believe this clinical trial will provide proof of concept data to support our Phase 1/2 clinical trial using SonoLysis bubbles and ultrasound in combination with tPA that we plan to initiate in the second half of 2006.

Competitive Advantages
We believe that the synergistic combination of the mechanical action of SonoLysis therapy together with the enzymatic activity of thrombolytics such as PROLYSE will both reduce the time required to dissolve a blood clot and restore blood flow more quickly as well as to enable a lower dose of thrombolytic to be used than would be needed for administration of a thrombolytic alone. In addition, we believe a lower dose of thrombolytic will reduce the risk of bleeding and extend the treatment window beyond that of thrombolytic therapy alone for ischemic stroke patients. We believe that our combination therapy may have an improved safety profile that may support a window for treatment of ischemic stroke patients beyond even the six hours for which PROLYSE alone was shown to be generally well tolerated in the PROACT II clinical trial. In addition, because of the pro-drug characteristics of PROLYSE, and our intended intravenous administration of our SonoLysis bubbles, we believe our combination therapy may be suitable for intravenous administration of both elements. As with our stand-alone SonoLysis therapy, we believe our combination therapy could potentially make treatment available to many ischemic stroke patients for whom thrombolytic therapy would not otherwise be available.

Planned Clinical Development
We plan to initiate a Phase 1/2 dose-escalation clinical trial that will employ our proprietary SonoLysis bubbles, ultrasound and tPA in the second half of 2006. If we initiate such a clinical trial, we intend to discontinue further enrollment in our ongoing Phase 2 clinical trial using Definity microbubbles and redirect our efforts on a new Phase 1/2 clinical trial that utilizes our proprietary SonoLysis bubbles. Following this Phase 1/2 clinical trial, we would plan to conduct additional clinical trials using our proprietary SonoLysis bubbles, ultrasound and PROLYSE.
Our Product for Treatment of Pulmonary Embolism

Abbokinase
Abbokinase is the tissue culture form of urokinase that is currently approved by the FDA for treating acute massive pulmonary embolism. Abbokinase has been used in more than four million patients in a variety of peripheral vascular disorders, which has established its reputation as a safe and effective thrombolytic therapy. Abbokinase is currently on formulary and approved for dispensing at approximately 400 U.S. hospital pharmacies.
Prior to 1998, Abbokinase was approved by the FDA for catheter occlusion clearance, acute massive pulmonary embolism and acute myocardial infarction. The product was withdrawn from the market in 1998 due to concerns over the manufacturing process. After revising its manufacturing processes to the FDA’s satisfaction, in 2002 Abbott Laboratories obtained FDA approval to resume commercial sales of Abbokinase for use in treating acute massive pulmonary embolism.

Commercialization
We acquired Abbokinase and related assets from Abbott Laboratories, including the remaining inventory of finished product, all regulatory and clinical documentation, validated cell lines, and intellectual property rights, including trade secrets and know-how relating to the manufacture of urokinase using the tissue culture method. There are no patent rights associated with Abbokinase, and our right to use the Abbokinase trademark does not extend to additional product that we could manufacture in the future. We believe the Abbokinase inventory we acquired represents approximately a four-year supply estimated based on annualized IMS data, although the expiration dates for the inventory based on available stability data range from July 2007 to August 2009. Based on current stability data, approximately 75% of these vials will expire by September 2007 and the remainder will expire by August 2009. We do not expect that we will be able to sell all of this inventory prior to the relevant expiration dates. However, we intend to continue the current stability program to the expiration dates of this inventory. If the expiration dates of this inventory are extended, we will need to re-brand the remaining inventory because our license to use the Abbokinase trademark does not extend beyond the current inventory expiration dates. We intend to begin selling Abbokinase in the second half of 2006. We believe that Abbokinase sales will provide us with a source of near-term revenue, an opportunity to form sales relationships with vascular physicians and acute care institutions that regularly administer blood clot therapies and a commercialization infrastructure for our future products.
To sell Abbokinase for the treatment of acute massive pulmonary embolism, we are required to continue an ongoing 200 patient immunogenicity clinical trial that commenced in 2003. The principal purpose of the clinical trial is to evaluate patients’ immune response to Abbokinase administered intravenously to dissolve acute massive pulmonary emboli, although the FDA also permitted inclusion of patients for other indications. As of May 15, 2006, approximately 65 of a targeted 200 patients had been enrolled in the clinical trial.
Our Product Candidate for Treatment of Catheter Occlusions

Open-Cath-R
In 2005, we acquired the rights to a recombinant form of urokinase known as Open-Cath-R, which Abbott Laboratories tested as a therapy for dissolving central venous catheter occlusions.

Prior Clinical Trials
Between 1990 and 2002, Abbott Laboratories evaluated Open-Cath-R in 11 clinical trials involving 1,941 patients. Five of these clinical trials primarily evaluated the ability of Open-Cath-R to clear blood clots from central venous catheters, including two Phase 3 clinical trials for catheter clearance.
The first of these Phase 3 clinical trials was a randomized, double-blind, placebo-controlled clinical trial involving 180 patients, 119 of whom were treated with Open-Cath-R and 61 of whom were treated with placebo. The primary endpoint in this clinical trial was for the restoration of function to central venous catheters. Of the 119 patients treated with Open-Cath-R, one patient was excluded from the statistical analysis due to inclusion criteria. This clinical trial demonstrated that 54% of the catheters in the 118 evaluated patients treated with one or two doses of Open-Cath-R were cleared within 60 minutes of Open-Cath-R administration compared to only 30% in the control group. This difference was considered statistically significant, with a p-value of 0.002.
The primary safety endpoint was the occurrence of hemorrhagic or non-hemorrhagic adverse events within 72 hours after instillations. No statistically significant differences were observed between the randomized treatment groups in the rates of hemorrhagic or non-hemorrhagic adverse events. The overall incidence of hemorrhagic and non-hemorrhagic adverse events was 5% and 19.6% respectively for all patients receiving Open-Cath-R. The adverse events included vomiting, thrombosis, nosebleed, blood in urine and infection. Three subjects experienced major hemorrhagic events, none of which was considered related to study drug.
The second Phase 3, involving 878 patients, clinical trial was an open-label, single-arm, clinical trial to evaluate the safety of Open-Cath-R to restore patency to occluded central venous access devices. Safety was measured by adverse events within 72 hours after the first infusion of Open-Cath-R. A clinical efficacy measure was the percentage of patients whose catheters were cleared after a single dose of Open-Cath-R and after two doses of Open-Cath-R. In the clinical trial, 60% of the patients had catheter function restored after one dose, and 75% of the patients had catheter function restored after two doses. The adverse events included injection site bleeding, fever, abdominal pain, nosebleed and blood in urine.

Planned Clinical Development
We plan to meet with the FDA in mid-2006 to discuss the regulatory approval process for Open-Cath-R. The FDA has been notified of our acquisition of Open-Cath-R, and we intend to ask the FDA to be able to use the clinical trial data from the six Open-Cath-R catheter occlusion clearance clinical trials conducted by Abbott Laboratories. There can be no assurance, however, that the FDA will allow us to use this clinical trial data in support of an application to commercialize Open-Cath-R. We believe we will, at a minimum, be required to conduct an immunogenicity clinical trial of approximately 200 catheter occlusion patients. Our belief is based on our knowledge and experience of clinical trials for these types of products in today’s regulatory environment.
We are in the process of identifying a contract manufacturer capable of producing Open-Cath-R based on the proprietary manufacturing methods that we acquired. We may outlicense Open-Cath-R to a third party if we determine that a partnering relationship would be the most cost-effective way to commercialize Open-Cath-R.
Future Research and Development
We have identified and plan to explore a number of potential future product development opportunities that are based on our core thrombolytic program, such as:

•	intravenous application of PROLYSE as a treatment for sub-massive pulmonary embolism;

•	a catheter occlusion prophylaxis indication for Abbokinase or Open-Cath-R. Abbokinase has been shown in a Phase 3 clinical trial to be generally well tolerated and has demonstrated activity in preventing catheter occlusions when compared to heparin; and

•	SonoLysis and thrombolytic combination therapy for myocardial infarction, peripheral arterial occlusion and deep vein thrombosis.
Combination Treatment of Vascular Disorders. We believe that the ability of our proprietary SonoLysis bubbles to penetrate and break up blood clots from within the clot and their flexibility in being administered with or without a thrombolytic or a catheter will make them suitable for use in treating a broad variety of vascular disorders beyond ischemic stroke. We also believe SonoLysis combination therapy could potentially enable the more rapid treatment of recently formed acute clots, such as those in myocardial infarction. We are conducting preclinical studies to treat myocardial infarction with SonoLysis PROLYSE combination therapy. In addition, we believe this combination therapy could be applied to treat more established sub-acute and chronic clots, such as those in peripheral vascular indications, that cannot be effectively treated with thrombolytic therapy alone. We have treated several patients in clinical proof of concept clinical trials using microbubbles with and without a thrombolytic to treat occluded dialysis grafts, peripheral artery occlusive disease and deep vein thrombosis. Our combination therapy clinical strategy is in an early stage of development.
Bubbles for Oxygen and Targeted Drug Delivery. We believe our proprietary bubble technology could be adapted, by changing their composition and size, for a variety of applications that involve delivery of gases such as oxygen or nitric oxide, drugs, or genetic materials, either systemically or to selected sites in the body. We have conducted preclinical studies relating to the use of a different class of bubbles for the delivery of oxygen, which we call NanO2. We intend to further investigate the potential use of our NanO2 bubbles as oxygen-delivery agents to help preserve tissues that are at risk due to blood clots in ischemic stroke, myocardial infarction and other ischemic indications. Separately, we are researching other classes of targeted bubbles to deliver drugs to specific cells, or that are targeted to vulnerable plaque. We have been awarded an aggregate of $3.6 million in grants to fund various applications of our bubble technology.
Manufacturing
We currently do not have, and do not intend to establish, our own manufacturing facilities. Instead, we plan to engage third parties to manufacture our products, which we believe will allow us to focus on our core research and product development programs. We also believe that the use of experienced manufacturers will provide facilities and processes qualified for current Good Manufacturing Practices, or cGMP, greater manufacturing specialization and expertise, higher levels of flexibility and responsiveness and faster delivery of products than we might achieve through in-house manufacturing. Specialized manufacturers are often used in the biopharmaceutical industry because they relieve product developers from the infrastructure required to support applicable cGMP required by the FDA, and other rules and regulations required by foreign regulatory authorities.
Our contract manufacturers will be subject to unannounced inspections by the FDA and corresponding foreign and state agencies to ensure strict compliance with cGMP and other applicable government quality control and record-keeping regulations. In addition, transfer of ownership of products triggers a mandatory manufacturing inspection requirement from the FDA. However, we do not have control over and cannot ensure third-party manufacturers’ compliance with these regulations and standards. If one of our manufacturers fails to maintain compliance, the production of our products or product candidates could be interrupted and could result in substantial delays, additional costs and lost sales.
We have contracted with a third party to produce small quantities of our SonoLysis bubbles for research purposes. We plan to enter into a services agreement with another third party to test and revalidate our inventory of clinical grade PROLYSE for use in anticipated clinical trials. We acquired the remaining inventory of Abbokinase in April 2006. No manufacturing facilities, equipment or personnel currently exist to produce additional inventory of Abbokinase. We may, however, investigate alternatives for third-party manufacturing of Abbokinase, using Abbott Laboratories’ tissue culture process, at a later date.

Sales and Marketing
We intend to begin selling Abbokinase in the U.S. in the second half of 2006. We plan to develop an internal sales and marketing staff of initially not more than eight people to manage our relationships with third-party distribution partners and institutional Abbokinase customers, and to oversee our related direct and indirect advertising and promotional activities.
For the marketing and sale of potential future products in the U.S, we intend to build on our Abbokinase commercialization experience to gradually expand our U.S. sales force and broaden our domestic sales and marketing efforts to the community of vascular physicians and acute care institutions that we believe will be most critical to acceptance and widespread adoption of our innovative therapies. Outside of the U.S., we intend to rely primarily on distribution partners. We may also enter into strategic relationships with pharmaceutical and other companies for the marketing and distribution of some of our products, and may rely on third parties for advertising and promotion of our products, particularly for markets outside the U.S. We intend to have our distribution partners manage any third-party logistics.
Competition
The market for therapies to treat vascular disorders associated with blood clots is highly competitive. Numerous companies either offer or are developing competing treatments for ischemic stroke, pulmonary embolism and catheter occlusion, the three indications we are currently targeting. Many of these competitors have significantly greater financial resources and expertise in development and regulatory matters than we do, as well as more established products, distribution and reimbursement. We expect that our competitors will also continue to develop new or improved treatments for the vascular disorders we are targeting.
To become accepted as treatments for ischemic stroke, pulmonary embolism or catheter occlusions, we believe competing therapies must offer a combination of efficacy, safety, rapid effect, ease of administration, approved window of administration and cost-effectiveness. While we believe that our product candidates will offer advantages over many of the currently available competing therapies, our business could be negatively impacted if our competitors’ present or future offerings are more effective, safer or less expensive than ours, or more readily accepted by regulators, health care providers or third-party payors.
There are two principal groups of competitors offering treatments to break up or remove blood clots, thrombolytic companies and vendors of mechanical thrombectomy or similar devices.

Thrombolytic Competitors
The U.S. market for thrombolytics is dominated by Genentech, Inc., which manufactures tPA, the most widely used thrombolytic. We are not a significant competitor in the sale of thrombolytics, since we recently acquired our only approved product, Abbokinase, which is approved by the FDA for treatment of massive pulmonary embolism. Genentech’s tPA in various formulations is currently the only thrombolytic that has been approved by the FDA for treatment of ischemic stroke and catheter occlusion clearance, and is also approved for myocardial infarction and pulmonary embolism indications. We are aware that other thrombolytics are also under development, such as alfimeprase and desmoteplase. Alfimeprase is a recombinant form of the derivative of copperhead snake venom being developed by Nuvelo, Inc. and is in clinical trials for use in catheter occlusions and peripheral arterial occlusions, with clinical trials planned for ischemic stroke and deep vein thrombosis indications. Desmoteplase is a recombinant form of the derivative of vampire bat saliva being developed by PAION AG that is currently in a Phase 3 clinical trial for treatment of ischemic stroke. Other companies also offer or are developing thrombolytics for treatment of blood clots associated with myocardial infarction and peripheral vascular occlusions. We do not consider those product offerings or programs to be competitive with our current business strategy.

Device Competitors
The primary device-based treatment for ischemic stroke clots on the market is the MERCI (Mechanical Embolus Removal in Cerebral Ischemia) Retriever, which is an intravascular catheter-based therapy marketed by Concentric Medical, Inc. This device is used to engage the clot and retract it through the catheter and out of the body. Mechanical thrombectomy devices are also approved and marketed for removing blood clots associated with peripheral vascular and coronary indications and dialysis access grafts, such as AngioJet by Possis Medical, Inc., Micro-Infusion Catheter by EKOS Corp., and Resolution Endovascular System by OmniSonics Medical Technologies, Inc. A variety of companies also offer catheter-delivery systems for thrombolytics or other drugs used in the treatment of blood clots. We do not consider these devices to be directly competitive with our current business strategy.
We do not know whether any other companies are developing bubble technologies for therapeutic use in vascular disorders.
Material Contracts
Following is a summary of our material contracts, other than contracts entered into in the ordinary course of business, to which we are a party:

September 2005 Agreements with Abbott Laboratories (Open-Cath-R and PROLYSE)
On September 30, 2005, we entered into an asset purchase agreement pursuant to which we acquired certain assets and rights used in the manufacture of Open-Cath-R and PROLYSE from Abbott Laboratories. The consideration for these assets included one million shares of our Series E preferred stock, $5.0 million in cash, a $15.0 million promissory note that bears a 6% interest rate and matures on December 31, 2006 and is secured by the acquired assets, and our assumption of certain liabilities related to Open-Cath-R and PROLYSE. We will be required to indemnify Abbott Laboratories, within limits, for any loss that arises out of our breach of the purchase agreement, liabilities that we expressly assumed under the purchase agreement or the manufacture, sale or use of any products we acquired from Abbott Laboratories.
In connection with the asset purchase agreement, we also entered into a services agreement to provide for transfer to us of the Open-Cath-R and PROLYSE manufacturing technologies that we acquired. Under this agreement, Abbott Laboratories agreed to provide interim transitional services to assist us with the use of the acquired technologies through, at the latest, December 31, 2006. We are billed quarterly for Abbott Laboratories’ services based on scheduled hourly rates. We have not engaged and do not plan to engage these services. If the contractual services are engaged and completed on or prior to December 31, 2006, we will be obligated to make a final payment to Abbott Laboratories in an amount equal to the difference between $5.0 million and all amounts that we previously paid under the contract. However, since we do not plan to engage such services we do not anticipate having to make any payments in the future under this arrangement.
In connection with the asset purchase agreement, we also entered into a license agreement whereby Abbott Laboratories granted us an exclusive, transferable, royalty-free, worldwide license to its patents related to incorporating certain sequences of genetic material into cells. Under the license, we are entitled to make, distribute and sell thrombolytics that incorporate the licensed method. Abbott Laboratories retains all right, title and interest in and to the patents and may practice the patents in fields other than the development of thrombolytics. The license will terminate upon expiration of the last patent to which it relates. We may terminate the license agreement at any time, for any reason, upon written notice to Abbott Laboratories. Either party may terminate the agreement upon 30 days written notice for certain contractual breaches.
Abbott Laboratories’ rights in the licensed assets derive from a settlement agreement that it entered into on August 10, 1990 with Genentech, Inc. to settle a lawsuit relating to a patent dispute covering urokinase composition of matter and manufacturing technology. Pursuant to the terms of this settlement agreement,

Genentech granted Abbott Laboratories a royalty-free license in limited territories, with a right to sublicense, to certain intellectual property and patents for the purposes of making, using and selling urokinase/prourokinase as a single entity product unaccompanied by any other plasminogen activator. In addition, Genentech granted to Abbott Laboratories a royalty-free, non-exclusive license, with no right to sublicense, to certain patented intellectual property to the extent that such license is employed for the manufacture of urokinase/prourokinase for use and sale. Finally, Genentech also granted Abbott Laboratories a royalty-free license to grant sublicenses under Genentech’s patents to a single third party in each country in the designated territory (other than the U.S.) to sell urokinase/prourokinase in the event that Abbott Laboratories chose not to market in such country itself. This settlement agreement was assigned to us on September 30, 2005 in connection with our acquisition of the Open-Cath-R and PROLYSE assets from Abbott.

April 2006 Agreements with Abbott Laboratories (Abbokinase)
On April 10, 2006, we entered into an asset purchase agreement with Abbott Laboratories to acquire its entire remaining finished-product inventory of Abbokinase, for consideration consisting of $5.0 million in cash and a 6% non-recourse promissory note for $15.0 million that matures on December 31, 2007. The note is secured by the acquired inventories and related assets and an escrow of 50% of proceeds from our sales of such inventories in excess of $5.0 million, up to a maximum escrow of $15.0 million, and is subject to certain offsets in the event of a failure to transfer certain related distribution contracts to us.
As part of this arrangement we entered into a trademark license agreement with Abbott Laboratories in which it granted to us an exclusive, non-transferable license, without any sublicense rights, to use the Abbokinase trademark. We must adhere to certain quality control standards when marketing and selling the Abbokinase inventory under the trademark. This trademark license automatically terminates on the earlier to occur of the completion of our sale of the acquired Abbokinase inventory or the expiration date for all such Abbokinase inventory as of the date it was transferred to us. Abbott Laboratories is also entitled to terminate the license if we are in material breach of the agreement and fail to cure such breach within 15 days notice. Abbott Laboratories may also terminate the license if we commit a non-material breach of the agreement and fail to correct such breach within 30 days.

License Agreement with Bristol-Myers Squibb Medical Imaging, Inc.
We are party to an exclusive, worldwide, royalty-free license agreement with Bristol-Myers Squibb Medical Imaging, Inc. (as successor to DuPont Contrast Imaging, Inc.) dated October 7, 1999 for the use of intellectual property related to targeted and tissue-specific diagnostic ultrasound products, outside the field of contrast enhancement of diagnostic ultrasound imaging. Under the agreement, to the extent we develop any products or technology in the area of thrombus imaging or sonothrombolysis, which is the use of ultrasound to break up blood clots, we must first offer Bristol-Myers the right to negotiate an exclusive license for such product or technology for development and commercialization for a period of 90 days before offering it to any third party for license. On September 1, 2005, Bristol-Myers executed a letter agreement confirming that it has no interest in our current SonoLysis bubbles, and that we have satisfied all of our obligations under the license agreement with respect to our SonoLysis bubbles, as they existed on that date. This encompasses our proprietary SonoLysis bubbles together with ultrasound, with or without a thrombolytic, currently under development.

License Agreement with UNEMED Corporation
On October 10, 2003, UNEMED Corporation granted us an exclusive, worldwide license, with sublicense rights, to intellectual property and patents relating to the use of a thrombolytic agent together with microbubbles for the treatment of thrombosis. To maintain this license we must meet certain product development milestones. We are obligated to pay UNEMED a royalty on any future net sales of products or processes which utilize the licensed technology, of which there have been no sales to date. We are also obligated to pay maintenance fees and expenses related to the maintenance of one of the patents covered by the license. The license agreement will terminate contemporaneously with the expiration of the licensed patents.

License Agreement with Dr. med. Reinhard Schlief
On January 4, 2005, Dr. med. Reinhard Schlief granted us an exclusive, worldwide license, with the right to sub-license, to intellectual property and patents relating to methods of destroying cells by applying ultrasound to them in the presence of microbubbles. We are obligated to pay Dr. Schlief a royalty of 2% of net sales revenue derived from the sale of products that utilize the licensed technology. The license agreement will terminate contemporaneously with the expiration of the licensed patents.

License Agreement with University of Arkansas
On February 14, 2006, the University of Arkansas granted us an exclusive, worldwide license, with the right to sublicense, intellectual property and patents relating to the use of a specific ultrasound device to be used in conjunction with bubbles, a thrombolytic, or a combination of bubbles and a thrombolytic to break up blood clots. To maintain this license we must meet certain product development milestones. We are obligated to pay the University of Arkansas a one-time fee of $25,000 within 30 days after the first commercial sale of a product incorporating the licensed technology, and varying royalties depending on the amount of net revenue derived from the sale of products using the licensed technology, subject to certain minimum annual royalties and a maximum aggregate royalty of $20.0 million. We are also obligated to pay a one-time success fee of $250,000 in the first year that net revenue derived from the sale of products using the licensed technology exceeds $10.0 million. The license will terminate upon expiration of the last patent to which it relates.
Patents and Proprietary Rights
Our success depends in part on our ability to develop a competitive advantage over potential competitors for the use of bubbles and ultrasound for treatment of blood clots and vascular diseases in various parts of the body. Our ability to obtain intellectual property that protects our SonoLysis bubbles and ultrasound treatment in the presence or absence of drugs will be important to our success. Our strategy is to protect our proprietary positions by, among other things, filing U.S. and foreign patent applications related to our technology, inventions and improvements that are directed to the development of our business and our competitive advantages. Our strategy also includes developing know-how and trade secrets, and licensing technology related to bubbles and ultrasound from third parties. As of May 15, 2006 we owned 49 issued U.S. patents, 39 U.S. pending patent applications, 37 foreign patents and 68 international or foreign patent applications. In addition, as of May 15, 2006 we have licensed patents from third parties that grant us exclusive rights to 47 U.S. patents, at least one U.S. patent application, and their respective international and foreign patent and patent application counterparts.
The U.S. patents that we own cover certain applications related to bubble compositions and methods of making and using such bubbles with ultrasound for the treatment of blood clots. Patents that cover our core technology expire between 2009 and 2021.
We have several pending patent claims, including allowed claims that have not yet issued, that cover additional elements of our bubble technology. For example, we have pending claims directed to the following aspects of bubble technology:

•	methods of preparing gas filled bubbles;

•	methods of using gas filled bubbles in combination with ultrasound for eliminating or reducing thrombi or for delivering drug compounds;

•	methods of preparing gas filled bubbles that are targeted to specific cells in the body or that are activated at a specified temperature; and

•	apparatus for preparing gas filled bubbles described above.

We plan to file additional patent applications on inventions that we believe are patentable and important to our business and intend to aggressively pursue and defend patent protection on our proprietary technologies.
Our ability to operate without infringing the intellectual property rights of others and to prevent others from infringing our intellectual property rights will also be important to our success. To this end, we have reviewed all patents owned by third parties of which we are aware and are related to bubble technology and gas filled vesicles, in the presence or absence of ultrasound, and thrombolysis using gas filled vesicles, and believe that our current products do not infringe any valid claims of the third party patents that we have analyzed. There are a large number of patents directed to therapies for blood clots, and there may be other patents or pending patent applications of which we are currently unaware that may impair our ability to operate. We are currently not aware of any third parties infringing our issued claims.
We have been notified that, in February 2005, a third party filed an opposition claim to one of our patents in Europe that relates to targeted bubbles for therapeutic and diagnostic use. In addition, in July 2003 we received a notice from a third party who owns a patent relating to the administration of ultrasound to break up blood clots indicating that we may need a license to its patent if we intend to administer our therapies according to the methods claimed in its patent.
When appropriate, we actively seek protection for our products, technologies, know-how and proprietary information by licensing intellectual property from third parties. We have obtained rights relating to our product candidates and future development programs from third parties as appropriate.
Government Regulation
We are subject to extensive regulation by the FDA and comparable regulatory agencies in state, local and foreign jurisdictions in connection with the development, manufacture and commercialization of our product candidates.

Categories of Regulation
In the U.S., our product candidates may be subject to regulation as drugs, biologics, which are drugs derived from a living source, or medical devices. In some cases, our product candidates may fall into multiple categories and require regulatory approval in more than one category. For example, our thrombolytic product candidates are biologics, but they are subject to regulation as drugs. Our SonoLysis therapy and our SonoLysis combination therapy involve a combination of drug and device, which would require approval in each category before we could market either of these therapies. Our proprietary SonoLysis bubbles, which are injected into the bloodstream, may also be subject to regulation as drugs, although we plan to request the FDA to consider regulation of our SonoLysis therapy as a medical device rather than as a drug, since we believe its mechanism of action is principally mechanical in nature. Outside the U.S., our product candidates are also subject to regulation as drugs, biologics or medical devices, and must meet similar regulatory hurdles as in the U.S. to gain approval and reach the market.

Drug and Biologics Regulation
The process required by the FDA before drug or biologic product candidates may be marketed in the U.S. generally involves the following:

•	preclinical laboratory and animal tests;

•	submission and approval of an investigational new drug application, or IND;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of proposed drugs for their intended use and safety, purity and potency of biologic products for their intended use;

•	preapproval inspection of manufacturing facilities, company regulatory files and selected clinical investigators;

•	for drugs, FDA approval of a new drug application, or NDA, or FDA approval of an NDA supplement in the case of a new indication if the product is already approved for another indication; and

•	for biologics, FDA approval of a biologics license application, or BLA, or FDA approval of a BLA supplement in the case of a new indication if the product is already approved for another indication.
Prior to commencing the first human clinical trial, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA within such period raises concerns or questions about the preclinical drug testing or nonclinical safety evaluation in animals, or the design or conduct of the first proposed clinical trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial may begin. A separate IND submission must be made for each successive clinical trial conducted during product development, and the FDA must not object to the submission before each clinical trial may start and continue. Further, an independent institutional review board, or IRB, for investigation in human subjects within each medical center in which an investigator wishes to participate in the clinical trial must review and approve the preclinical drug testing and nonclinical safety evaluation and efficacy in animals or prior human clinical trials as well as the design and goals of the proposed clinical trial before the clinical trial commences at that center. Regulatory authorities, an IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
For purposes of NDA or BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap. Moreover, the objectives of each phase may be split or combined, leading to Phase 1/2 and other similar trials that may be used to satisfy the requirements of otherwise separate clinical trials as follows:
Phase 1: Phase 1 clinical trials are conducted in a limited patient population to evaluate the product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans or patients.
Phase 2: Phase 2 clinical trials are conducted in a limited patient population to further identify and measure possible adverse effects or other safety risks, to determine the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning Phase 3 clinical trials.
Phase 3: When Phase 2 clinical trials demonstrate that a dosage range of the product candidate appears to be effective and has an acceptable safety profile, Phase 3 clinical trials are undertaken in larger patient populations to further evaluate dosage, to confirm clinical efficacy and to evaluate safety in yet larger and more diverse patient populations at multiple clinical trial sites.
The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 clinical studies may be made a condition to be satisfied after a drug receives approval. The results of Phase 4 clinical studies may confirm the effectiveness of a product and may provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system.
The results of product development, preclinical testing and clinical trials are submitted to the FDA as part of an NDA or BLA. The FDA may deny approval of an NDA or BLA if the applicable regulatory criteria are not satisfied or for any other reason, or it may require additional clinical data or an additional Phase 3 clinical trial. Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years.
Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. The FDA also closely regulates the marketing and promotion of drugs. A company is permitted to make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Medical Device Regulation
The process required by the FDA before medical devices may be marketed in the U.S. generally involves the following:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	preclinical testing in animals and in the laboratory;

•	clinical investigations in humans;

•	pre-marketing clearance or approval;

•	record keeping and document retention procedures;

•	advertising and promotion;

•	product marketing, sales and distribution; and

•	post-marketing surveillance and medical device reporting, including reporting of deaths, serious injuries, device malfunctions or other adverse events.
Unless an exemption applies, each medical device distributed commercially in the U.S. will require either prior 510(k) clearance or pre-market approval, referred to as a PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices are subject only to general controls, such as establishment registration and device listing, labeling, medical devices reporting, and prohibitions against adulteration and misbranding. Class II medical devices require prior 510(k) clearance before they may be commercially marketed in the U.S. The FDA will clear marketing of a medical device through the 510(k) process if the FDA is satisfied that the new product has been demonstrated to have the same intended use and is substantially equivalent to another legally marketed device, including a 510(k)-cleared, or predicate, device, and otherwise meets the FDA’s requirements. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a predicate device, are placed in Class III, generally requiring submission of a PMA supported by clinical trial data. We believe all of our product candidates that are classified as devices will be deemed to be Class III devices subject to pre-market approval.
To obtain 510(k) clearance, we must submit a notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA application. The FDA’s 510(k) clearance process generally takes from three to 12 months from the date the application is submitted, but can take significantly longer. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the device is automatically placed into Class III, requiring the submission of a PMA. Any modification to a 510(k)-cleared device that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, in connection with safety and effectiveness, a PMA.
Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. To perform a clinical trial in the U.S. for a significant risk device, prior submission of an application for an IDE to the FDA is required. An IDE amendment must also be submitted before initiating a new clinical study under an existing IDE, such as initiating a pivotal clinical trial following the conclusion of a feasibility clinical trial. The FDA responds to an IDE or an IDE amendment for a new clinical trial within 30 days. The FDA may approve the IDE or amendment, grant an approval with certain conditions, or identify deficiencies and request additional information. It is common for the FDA to require additional information before approving an IDE or amendment for a new clinical trial, and thus final FDA approval on a submission may require more than the initial 30 days. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, and any available data on human clinical experience, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The animal and laboratory testing must meet the FDA’s good laboratory practice requirements.

Clinical trials are subject to extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. We, the FDA or the IRB may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a clinical trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA approval to market the product in the U.S.. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Regulatory Enforcement
Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	product recalls or market withdrawals;

•	customer notifications, repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to grant new regulatory approvals;

•	withdrawing NDAs, BLAs, 510(k) clearance or PMA that have already been granted; and

•	criminal prosecution.
Employees
We had 42 full-time employees as of May 15, 2006. Fourteen of our employees are engaged in executive, administrative, business development and intellectual property functions, and 28 are engaged in research, development and clinical or regulatory activities. We anticipate that we will need to recruit additional personnel to manage our expanded research and development programs, manage our planned clinical trials and regulatory applications and commence sales and marketing functions, in accordance with our business strategy. We believe relations with our employees are generally good. None of our employees is covered by a collective bargaining agreement.
Facilities
Our current facilities are located in two leased buildings in Tucson, Arizona. One facility serves as office and storage space and laboratory facility, is approximately 3,500 square feet, and is subject to a one-year lease at approximately $28,886 per year that terminates December 31, 2006. We plan to extend this lease for at least another year. The other facility serves as our corporate headquarters and principal laboratory facility, is approximately 6,200 square feet, and is subject to a six-year lease at approximately $64,428 per year that terminates on October 31, 2008. This lease may be extended at our option for up to four additional six-year periods. Our headquarters facility is owned by a partnership whose beneficial owners include a director, several of our executive officers and stockholders, including our President and Chief Executive Officer, Dr. Evan Unger.
Legal Proceedings
From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently subject to any material legal proceedings and are also not aware of any pending legal, arbitration or governmental proceedings against us that may have material effects on our financial position or results of operations.

Management
Our executive officers and directors and their respective ages and positions as of May 15, 2006 are as follows:

Name	Age	Position

Evan C. Unger, M.D.	51	President, Chief Executive Officer and Director
Greg Cobb	36	Chief Financial Officer, Secretary and Treasurer
Terry Matsunaga, Ph.D.	52	Vice President, Research
Rajan Ramaswami, Ph.D.	53	Vice President, Product Development
Walter Singleton	64	Chief Medical Officer
Lynne E. Weissberger, Ph.D.	58	Vice President, Regulatory Affairs, Quality Assurance and Regulatory Compliance
Brad Zakes	40	Vice President, Business Development
Reena Zutshi, Ph.D.	38	Vice President, Program Management
Richard Otto(1)(3)	56	Chairman of the Board and Director
Richard Love(2)(3)	62	Director
Thomas W. Pew(2)(3)	67	Director
Philip Ranker(1)(3)	46	Director
James M. Strickland(1)(2)	63	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
Evan C. Unger, M.D. has served as our President and Chief Executive Officer and as a director since our inception in October 1999. Dr. Unger also served as the Chairman of our board from our inception until March 2004. Dr. Unger is a board-certified radiologist and a Fellow of the American College of Radiology. Since September 2004 he has been on a leave of absence from his position as Professor of Radiology and Bioengineering at the University of Arizona, Radiology Department to devote his efforts full time to our business. From January 1994 to January 1999, Dr. Unger served as Director of Cross-Sectional Imaging at the University of Arizona Health Sciences Center. Dr. Unger holds a B.A. in Economics from the University of California, Berkeley and an M.D. from the University of California, San Francisco.
Greg Cobb has served as our Chief Financial Officer since April 2005. He was a co-founder and Managing Director of Catalyst Partners, LLC, a boutique merger, acquisition and business development firm, from April 2002 to April 2005. Mr. Cobb served as our interim Chief Financial Officer from October 2001 to April 2002. From July 2000 to November 2001, he was a Managing Director of the Arizona Angels Investor Network, Inc. Mr. Cobb holds a B.S. in Computer Engineering from Iowa State University and a J.D. and an M.B.A. from Arizona State University.
Terry Matsunaga, Ph.D. has served as our Vice President, Research since March 2004. From October 1999 to March 2004, he served as our Senior Director, New Product Development. Dr. Matsunaga holds an AB from the University of California, Berkeley, and a Ph.D. in Pharmaceutical Chemistry and a Pharm.D. degree in Clinical Pharmacy from the University of California, San Francisco.
Rajan Ramaswami, Ph.D. has served as our Vice President, Product Development since March 2005. From September 2001 to February 2005, Dr. Ramaswami served as our Vice President, Research and Development, and from October 1999 to September 2001, he served as our Senior Director of Product Development. Dr. Ramaswami holds a MS/Ph.D. in Polymer Chemistry from Carnegie-Mellon University.
Walter Singleton has served as our Chief Medical Officer since May 2006. From August 2005 to April 2006, Dr. Singleton served as a consultant to us and other pharmaceutical and biotechnology companies through New Drug Development Services, a company that he founded in 1996 to advise companies in all areas of drug development and medical affairs. From October 2004 to July 2005, Dr. Singleton served as Vice President, Regulatory Affairs for Inovio, Inc., a biotechnology company. From October 2000 to December

2003, Dr. Singleton was Vice President of Development at Chugai Ltd., a Japanese biotechnology company. Dr. Singleton holds a Masters Degree, B.M. and a B.Ch. degree (equivalent to M.D. in the U.S.) and a Masters Degree in Animal Physiology from Oxford University Medical School.
Lynne E. Weissberger, Ph.D. has served as our Vice President, Regulatory Affairs, Quality Assurance and Regulatory Compliance since February 2006. From January 2004 to December 2005, Dr. Weissberger served as Senior Director at Myogen, Inc., a biotechnology company. From April 1996 to December 2003, Dr. Weissberger served as an Associate Director for G.D. Searle, Pharmacia and Pfizer, which are pharmaceutical companies. Dr. Weissberger holds a Ph.D. in Nutrition and Physiology from Cornell University.
Brad Zakes has served as our Vice President, Business Development since August 2005. From December 2001 to August 2005, Mr. Zakes served as Director, Business Management at ICOS Corporation, a biotechnology company. From March 1999 to December 2001, Mr. Zakes served as President of Heart Research Centers International, a clinical research organization. Mr. Zakes holds a B.S. in Biology from Oregon State University, an M.S. degree in Toxicology from the American University and an M.B.A. from Duke University’s Fuqua School of Business.
Reena Zutshi, Ph.D. has served as our Vice President, Program Management since October 2005. From June 2001 to October 2005, Dr. Zutshi held various positions with us, including Director of Research and Development. Dr. Zutshi holds a Ph.D. in Organic Chemistry from Purdue University. She received her postdoctoral training at Yale University, Department of Chemistry.
Richard E. Otto has served as a director since July 2004 and as Chairman of the Board of Directors since February 2006. Since February 2003 Mr. Otto has served as President and Chief Executive Officer of Corautus Genetics, Inc., a gene therapy company. Mr. Otto founded Clique Capital, a venture capital company, in January 1999, where he was employed until January 2002. Mr. Otto serves on the board of directors of Medi-Hut Co., Inc. Mr. Otto holds a B.S. in Chemistry and Zoology from the University of Georgia and engaged in graduate studies in Biochemistry at Medical College of Georgia.
Richard L. Love has served as a director since March 2006. From January 2005 to January 2006 Mr. Love served as Managing Director of TGEN Accelerator LLC for his employer Translational Genomics Research Institute. From January 2003 to January 2005, Mr. Love served as Chief Operating Officer for Translational Genomics Research Institute and from June 1993 to January 2002 Mr. Love served as Chief Executive Officer and a director of ILEX Oncology, Inc., a biotechnology company evaluating cancer therapeutics. Mr. Love also serves as a director for Parexel International, System Medicine Inc, Medical Consultant Services, Xilas Medical and Molecular Profiling Institute. Mr. Love holds B.S. and M.S. degrees in Chemical Engineering from the Virginia Polytechnic Institute.
Thomas W. Pew has served as a director since January 2004. Since 1994, Mr. Pew has been a private investor in formative-stage biotechnology companies. He holds a B.A. in Economics from Cornell University.
Philip Ranker has served as a director since February 2006. Since August 2004, Mr. Ranker has served as the Chief Financial Officer and Vice President of Finance of Nastech Pharmaceutical Company, Inc. From September 2001 to August 2004, Mr. Ranker served as Director of Finance for ICOS Corporation. From July 1998 to December 2000, Mr. Ranker served as Assistant Controller of Scholastic Corporation. Mr. Ranker holds a B.A. in Accounting from the University of Kansas.
James M. Strickland has served as a director since August 2000. Since February 2004, Mr. Strickland has served as the Chief Executive Officer of Thayer Medical Corporation, a medical device company. Since March 1998, Mr. Strickland has served as the General Partner and Managing Director of the Coronado Venture Funds, a group of venture investing partnerships formed in 1988. Mr. Strickland serves on the board of directors of MetaLink Corporation. Mr. Strickland holds B.S. and M.S. degrees in Electrical Engineering from the University of New Mexico and an M.S. in Industrial Administration from Carnegie Institute of Technology (now Carnegie-Mellon University).

Board Composition
Our board of directors is currently composed of six members, including five non-employee members and our President and Chief Executive Officer, Evan C. Unger. Upon completion of this offering, our bylaws will be amended and restated to provide that the authorized number of directors may be changed only by resolution of the board of directors.
We believe that the composition of our board of directors meets the requirements for independence under the current requirements of The Nasdaq National Market. As required by The Nasdaq National Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with any governance requirements that are or become applicable to us.
Committees of the Board of Directors
Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Audit Committee
Our audit committee is comprised of Richard Otto, James Strickland and Philip Ranker, each of whom is a non-employee member of our board of directors. Mr. Otto is the chairperson of the audit committee. Our board of directors has determined that each of Messrs. Otto, Strickland and Ranker is an “audit committee financial expert” as defined under SEC rules and regulations. We believe that the composition of our audit committee meets the requirements for independence and financial sophistication under the current requirements of The Nasdaq National Market and SEC rules and regulations. In addition, our audit committee has the specific responsibilities and authority necessary to comply with the current requirements of The Nasdaq National Market and SEC rules and regulations.
Our audit committee is responsible for, among other things, overseeing the independent auditors, reviewing the financial reporting, policies and processes, overseeing risk management, related party transactions and legal compliance and ethics and preparing the audit committee reports required by SEC rules.

Compensation Committee
Our compensation committee is comprised of James Strickland, Thomas Pew and Richard Love, each of whom is a non-employee member of our board of directors. James Strickland is the chairperson of the compensation committee. We believe that the composition of our compensation committee meets the requirements for independence under the current requirements of The Nasdaq National Market and SEC rules and regulations.
Our compensation committee is responsible for, among other things, reviewing and recommending compensation and annual performance objectives and goals for our Chief Executive Officer, reviewing and making recommendations to the board of directors regarding incentive-based or equity-based compensation plans, employment agreements, severance arrangements, change in control agreements and other benefits, compensations, compensation policies or arrangement for other executive officers and preparing the compensation committee reports required by SEC rules.

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is comprised of Richard Otto, Richard Love, Thomas Pew and Philip Ranker. Mr. Otto is the chairperson of the nominating and corporate governance committee. We believe that the composition of our nominating and corporate governance committee meets the requirements for independence under the current requirements of The Nasdaq National Market.

Our nominating and corporate governance committee is responsible for, among other things, identifying, evaluating and recommending individuals qualified to become directors, reviewing and making recommendations to the board of directors regarding board of director and committee compensation, committee composition and reviewing compliance with corporate governance principles applicable to our company.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or served during 2005, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers. No member of our compensation committee has ever been an officer or employee of the company.
Director Compensation
The non-employee members of our board of directors receive the following compensation:

•	$1,500 for each board and committee meeting attended in person;

•	$250 for each board and committee meeting attended via teleconference;

•	$1,500 annual retainer for each non-employee director that participates on a committee, plus an additional $1,000 for each non-employee director that participates on the audit committee, plus an additional $1,000 annual retainer for each non-employee director that is the chairman of a committee;

•	one-time grant upon joining the board of directors of an option to purchase 55,000 shares of common stock with a four-year annual vesting schedule and an exercise price equal to fair market value of our common stock on the date of grant; and

•	reimbursement of actual, reasonable travel expenses incurred in connection with attending board or committee meetings.
Upon completion of this offering, and annually thereafter, each non-employee director will receive a $25,000 retainer in lieu of the $1,500 retainer described above, and the other compensation described above will remain unchanged.
The following directors have each received the following option grants in connection with their services to us as directors:

Name	Number of Shares	Exercise Price	Grant Date	Termination Date

Richard Otto	55,000	$3.00	July 19, 2004	July 19, 2014
James M. Strickland	55,000	$3.00	August 2, 2004	August 2, 2014
Thomas W. Pew	55,000	$3.00	August 2, 2004	August 2, 2014
Richard Love	55,000	$5.00	May 6, 2006	May 6, 2016
Philip Ranker	55,000	$5.00	May 6, 2006	May 6, 2016
Each of these options vests in four equal annual installments measured from the grant date, although each may be exercised prior to vesting. To the extent exercised prior to vesting, we retain a right to repurchase at cost the unvested shares if the optionholder ceases to be a director of ours. As of May 15, 2006, none of these options has been exercised.

Executive Compensation
The following table sets forth all compensation paid or accrued during the fiscal year ended December 31, 2005 to our Chief Executive Officer and to each of our four other most highly compensated executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 2005. We refer to these officers collectively as our “named executive officers.” The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.
Summary Compensation Table

			Long-Term Compensation

	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options	Compensation

Evan Unger, M.D.	$229,617	$58,334	65,000	$–
President and Chief Executive Officer
John Moore(1)	125,000	18,750	–	–
Chairman and Executive Vice President
Randall Miller, Ph.D.(2)	132,809	12,000	195,000	22,212	(3)
Chief Operating Officer
Greg Cobb(4)	100,963	24,000	195,000	10,434	(3)
Chief Financial Officer, Secretary and Treasurer
Terry Matsunaga, Ph.D	120,770	19,750	32,000	–
Vice President, Research

(1)	Mr. Moore joined us in February 2004. Mr. Moore’s employment with us terminated in February 2006, and he resigned as a director on March 31, 2006.
(2)	Dr. Miller joined us in April 2005. Dr. Miller voluntarily terminated his employment with us in February 2006.
(3)	Amount represents relocation expense reimbursement.
(4)	Mr. Cobb provided consulting services to us from April 11, 2005 to April 26, 2005, and began full-time employment as our chief financial officer on April 27, 2005. The amounts reflected in the table include all compensation paid to Mr. Cobb in 2005.
Stock Option Grants in 2005
The following table provides information concerning stock options granted to each of our named executive officers during the fiscal year ended December 31, 2005.

	Individual Grants					Potential Realizable
						Value at Assumed
	Number of		% of Total			Annual Rates of Stock
	Securities		Options	Exercise		Price Appreciation for
	Underlying		Granted to	Price		Option Term
	Options		Employees in	Per	Expiration
Name	Granted(1)		2005(2)	Share	Date	5%	10%

Evan Unger	30,303		2.2%	$3.30	08/08/10
	149,697	(3)	11.0%	3.00	08/08/15
	220,000	(4)	16.2%	3.00	08/08/15
	65,000		4.8%	4.00	12/14/15
John Moore	–		–
Randall Miller	175,000	(5)	12.9%	3.00	04/18/15
	20,000	(5)	1.5%	4.00	12/14/15
Greg Cobb	150,000	(6)	11.1%	3.00	04/27/15
	45,000		3.3%	4.00	12/14/15
Terry Matsunaga	22,000		1.6%	4.00	11/01/15
	10,000		0.7%	4.00	12/14/15

(1)	All options were granted under our 2000 Stock Plan. Unless otherwise indicated, options vest in equal annual installments over four years.
(2)	Percentages shown under “% of Total Options Granted to Employees in 2005” are based on an aggregate of 1,354,899 shares of common stock subject to stock options granted to our employees during 2005. These percentages do not include 275,000 shares of common stock subject to stock options granted to our consultants during 2005.
(3)	14,697 shares are vested, and the remaining shares vest in equal annual installments over three years.
(4)	Vesting subject to performance-based milestones.
(5)	These options were not exercised and have expired in accordance with their terms.
(6)	Options to purchase 15,000 shares of our common stock vested on the date of the grant and options to purchase 33,750 shares of our common stock vest in equal annual installments and become exercisable annually over four years.
Each stock option may be exercised prior to vesting, subject to repurchase by us at the original exercise price. The repurchase right lapses over time in accordance with the vesting schedules set forth in the table above. Under certain circumstances in connection with a change of control, the vesting of the option grants may accelerate and become immediately exercisable and fully vested. See “Employment Agreements.” Our board of directors retains the discretion, under certain circumstances relating to changes in corporate structure that may affect our common stock, to modify the terms of outstanding options to reflect such changes and prevent the diminution or enlargement of benefits or potential benefits intended to be made available under the applicable stock plan.
Each stock option was granted with an exercise price equal to or greater than the fair market value of our common stock on the grant date, as determined by our board of directors. Because there was no public market for our common stock prior to this offering, the board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, aggregate liquidation preference of our preferred stock, status of product development, our financial condition and prospects for future growth.
Amounts presented under the caption “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term” represent hypothetical gains that could be achieved for the respective stock options if exercised at the end of the ten year option term. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizeable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given stock option by an assumed initial public offering price of $ per share, the midpoint of the range on the front cover of this prospectus;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option and

•	subtracting from that result the aggregate option exercise price.
Aggregated Option Exercises in 2005 and Fiscal Year-End Option Values
The following table provides information concerning stock options exercised during 2005, and unexercised stock options held as of December 31, 2005, by each of our named executive officers:

			Number of Securities Underlying			Value of Unexercised
			Unexercised Options at			In-the-Money Options at
	Shares		December 31, 2005			December 31, 2005(1)
	Acquired on	Value
Name	Exercise	Realized(1)	Exercisable(2)		Unexercisable	Exercisable	Unexercisable

Evan Unger	200,000	$	565,000		0	$	$
John Moore	–	–	250,000		0
Randall Miller	–	–	195,000	(3)	0
Greg Cobb	–	–	195,000		0
Terry Matsunaga	–	–	120,000		0

(1)	There was no public trading market for our common stock as of December 31, 2005. Accordingly, the amounts presented under the captions “Value Realized” and “Value of Unexercised In-the-Money Options at December 31, 2005” are based on an assumed initial public offering price of $ per share, the midpoint of the range on the front cover of this prospectus, less the exercise price per share, multiplied by the number of shares subject to the stock option, without taking into account any taxes that may be payable in connection with the transaction.
(2)	All options are immediately exercisable, and, when and if exercised, will be subject to a repurchase right held by us, which right lapses in accordance with the respective vesting schedules for such options.
(3)	These options were not exercised and have expired in accordance with their terms.
Employment Agreements
We currently have employment agreements with our President and Chief Executive Officer, Evan C. Unger, M.D., and our Chief Financial Officer, Greg Cobb. In addition, during 2005 we had employment agreements with our former Chairman and Executive Vice President, John Moore, and our former Chief Operating Officer, Randall Miller, Ph.D. Mr. Moore’s employment agreement terminated in accordance with its terms in February 2006. Dr. Miller voluntarily terminated his employment with us in February 2006. Material terms of each of these agreements are described below.
Evan C. Unger, M.D., President and Chief Executive Officer
The employment agreement provides for an annual base salary of $250,000, which is subject to review by our compensation committee at least annually. Under the employment agreement, Dr. Unger is eligible to earn an annual bonus of up to 50% of his base salary upon completion of certain milestones. If Dr. Unger’s employment is terminated by us without cause or by Dr. Unger with good reason, including a material reduction in title, authority or responsibility, a material reduction in benefits without comparable reductions of other senior management, relocation of principal place of employment outside Tucson, Arizona or our breach of material obligations under the employment agreement, Dr. Unger will continue to receive his then-current base salary as severance for the six-month period following the date of termination, followed by a one-time lump sum payment equal to six months of his then-current base salary. If within six month periods preceding or following a change in control Dr. Unger’s employment is terminated by the us or a successor without cause or by Dr. Unger for good reason, then we or our successor must pay Dr. Unger a lump sum payment equal to 100% of his then-current base salary. In addition, all of Dr. Unger’s unvested stock options would automatically vest and the exercise period for all such stock options would be extended an additional 12 months.
Greg Cobb, Chief Financial Officer
The employment agreement provides for an annual base salary of $150,000. Under the employment agreement, Mr. Cobb is eligible to earn an annual bonus of up to 50% of his base salary upon completion of certain milestones. Upon a change of control, all of Mr. Cobb’s 150,000 options in his initial option grant vest immediately.
John Moore, Former Chairman of the Board and Executive Vice President
We paid Mr. Moore base salary and bonuses in the aggregate amount of $143,750 in 2005 pursuant to the terms of his employment agreement.
Randall Miller Ph.D., Former Chief Operating Officer
We paid Dr. Miller base salary and bonuses in the aggregate amount of $144,809 in 2005 pursuant to the terms of his employment agreement.

Benefit Plans

2000 Stock Plan
Our board of directors adopted, and our stockholders approved, our 2000 Stock Plan on January 12, 2000. We have reserved 5,000,000 shares of common stock for issuance under the plan. As of May 15, 2006, options to purchase 2,777,024 shares of our common stock were outstanding under our 2000 Stock Plan. Under certain circumstances, shares underlying awards granted under the plan may again be available for issuance under the plan. Upon the closing of this offering the 2000 Stock Plan will terminate and no additional options may be granted thereunder. Although the 2000 Stock Plan will terminate, all outstanding options will continue to be governed by their existing terms.
The compensation committee of our board of directors administers our 2000 Stock Plan. Our compensation committee has the authority to interpret the plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan. Under our 2000 Stock Plan, our compensation committee can grant stock options and stock purchase rights to our employees, consultants and directors.
Our 2000 Stock Plan provides for the grant of both incentive stock options that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients and nonqualified stock options. Incentive stock options may be granted only to our employees. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. Nonstatutory stock options granted under the 2000 Stock Plan must have an exercise price not less than 85% of the fair market value of our common stock on the date of grant. Nonstatutory stock options granted under the 2000 Stock Plan to 10% stockholders must have an exercise price not less than 110% of the fair market value of our common stock on the date of the grant. Except in the case of options granted to officers, directors and third-party consultants, options are exercisable at a rate of no less than 20% per year over five years from the date the options are granted. The maximum permitted term of options granted under our 2000 Stock Plan is ten years and the maximum term of options granted to 10% stockholders is five years. Our standard form of option agreement also allows for the early exercise of options. All options exercised early are subject to repurchase by us at the original exercise price. The repurchase right lapses over time, at a rate of not less than 20% per year over five years from the date the options are granted.
In the event of a change of control, our 2000 Stock Plan provides that options and stock purchase rights held by current employees, directors and consultants that are not assumed or substituted will immediately vest in full and become exercisable prior to the transaction and all options and stock purchase rights shall expire prior to the consummation of the transaction.

2006 Performance Incentive Plan
In May 2006, our board of directors adopted, and prior to effectiveness of this offering we will seek stockholder approval of, our 2006 Performance Incentive Plan, or the Incentive Plan. Subject to obtaining stockholder approval, the Incentive Plan will become effective upon the signing of the underwriting agreement for this offering.
The Incentive Plan is intended to make available incentives that will assist us to attract, retain and motivate employees, consultants and members of the board of directors, whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and units, deferred compensation awards, other cash-based or stock-based awards and non-employee director awards.
A total of 1,800,000 shares of our common stock are initially authorized and reserved for issuance under the Incentive Plan, plus up to an additional 2,777,024 shares that are subject to outstanding options under our

2000 Stock Plan as of the date of the plan’s termination and for which such options expire or otherwise terminate without having been exercised in full.
The administrator of our Incentive Plan will generally be the compensation committee of our board of directors, although the board of directors or compensation committee may delegate to one or more of our officers limited authority to grant awards to service providers who are neither officers nor directors. The administrator has the sole authority to construe and interpret the terms of the Incentive Plan and awards granted under it. Subject to the provisions of the Incentive Plan, the administrator has the discretion to determine the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions.
Our employees and consultants are eligible to receive grants of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and performance shares or units under the Incentive Plan, while only employees are eligible for incentive stock option awards. For all options granted under the Incentive Plan, the exercise price may not be less than the fair market value of a share of our common stock on the date of grant. Deferred compensation awards may be granted only to officers, directors or members of a select group of highly compensated employees. Non-employee director awards may be granted only to members of the board of directors who are not employees of the company or any affiliate of the company. Non-employee directors may be granted nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units. Non-employee director awards are limited to no more than 75,000 shares in any fiscal year, except that this limit may be increased on the basis of the attainment of certain milestones, including the individual’s initial appointment or election to the board of directors, service as the chairman or lead director of the board of directors, service on a committee of the board of directors, and service as chairman on a committee of the board of directors.
In the event of certain changes in control of the company, stock options and stock appreciation rights outstanding under the Incentive Plan may be assumed or substituted by the successor entity. Any stock options or stock appreciation rights that are not assumed in connection with a change in control or exercised prior to a change in control will terminate without further action by the administrator. However, the administrator may choose to:

•	accelerate the vesting and exercisability of any or all outstanding options and stock appreciation rights upon such terms as it determines; or

•	cancel each or any outstanding option or stock appreciation right in exchange for a payment to the holder with respect to each share.
In the event of a change in control, the administrator may also, in certain cases, choose to accelerate the vesting or settlement of any restricted stock award, restricted stock unit award, performance share or performance unit award, deferred compensation award, or cash-based or other stock-based award upon such conditions as it determines. In addition, the vesting of all non-employee director awards will automatically be accelerated in full upon a change in control.
The Incentive Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within ten years of the effective date of the Incentive Plan. The administrator may amend, suspend or terminate the Incentive Plan at any time, provided, that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Incentive Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with any applicable law, regulation or rule.

Limitation of Liability and Indemnification
Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the directors derived an improper personal benefit.
These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We maintain a liability insurance policy pursuant to which our directors and officers may be indemnified against liability incurred for serving in their capacities as directors and officers.
Prior to completion of this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other related company or enterprise to which the person provides services at our request.
We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in their capacity as such, for which indemnification will be required or permitted. In addition, we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

Certain Relationships and Related Transactions
Since January 1, 2003, we have engaged in the following transactions involving amounts exceeding $60,000 with our executive officers, directors and holders of 5% or more of our stock. We believe that all of these transactions were on terms as favorable as could have been obtained from related third parties.
Lease
We lease a 6,200 square foot facility located at 1635 E. 18th St., Tucson, Arizona 85719 as our headquarters and laboratory facility for approximately $64,000 per year. This facility is owned by a partnership whose beneficial owners include Evan Unger, our President and Chief Executive Officer and a director, Dean Unger, father of Evan Unger and a former director, Rajan Ramaswami, our Vice President Development; and Terry Matsunaga, our Vice President Research. This lease provides for a rental rate of $10.39 per square foot per year, triple-net, and expires in October 2008.
Stock Sales
During 2003 and 2004, the Evan and Susan Unger Family Trust dated October 24, 1995 purchased convertible secured promissory notes from us in the aggregate principal amount of $150,000. On March 30, 2004, the outstanding principal and accrued interest under these convertible secured promissory notes converted into 78,217 shares of our common stock at a conversion price of $2.00 per share. In January 2005, the Unger Family Trust also purchased 34,000 shares of our common stock at a purchase price of $3.00 per share pursuant to a private placement conducted by First Montauk Securities Corp. as placement agent. In November 2005, the Unger Family Trust also purchased 1,250 shares of our common stock at a purchase price of $4.00 per share pursuant to a private placement conducted by First Montauk Securities Corp. as placement agent.
On January 22, 2003, Edson Moore Healthcare Ventures, Inc., an entity controlled by John Moore, our former Executive Vice President and a former director, purchased 54,545 shares of our Series D preferred stock. In 2003, Edson Moore Healthcare Ventures also purchased a convertible promissory note from us in the aggregate principal amount of $215,000. On March 30, 2004, the outstanding principal amount and accrued interest under this note converted into 112,318 shares of our common stock at a conversion price of $2.00 per share. In July 2003, we issued 38,809 shares of Series B preferred stock in payment of dividends on outstanding shares of Series B preferred stock held by Edson Moore Healthcare Ventures. On January 30, 2005, Edson Moore Healthcare Ventures purchased 40,000 shares of our common stock pursuant to a private placement conducted by First Montauk Securities as placement agent.
We sold the convertible secured promissory notes, common stock and Series D preferred stock pursuant to securities purchase agreements, under which we made standard representations, warranties, and covenants, and granted certain rights to the purchasers of these securities. The only rights that survive beyond this offering are registration rights. See “Description of Capital Stock— Registration Rights.”
Consulting Agreement
On March 31, 2006 we entered into an agreement with Edson Moore Healthcare Ventures and John Moore that provides for the payment of $250,000, plus, if the proceeds of the Series F preferred stock financing exceed $25,000,000, an additional $50,000, to Edson Moore Healthcare Ventures in exchange for past consulting services and future financial consulting services on an as-needed basis through March 2008. The agreement also includes, with respect to Edson Moore Healthcare Ventures, a waiver of certain of the protective provisions of the Series B preferred stock and Series C preferred stock set forth in our charter in connection with the Series F preferred stock financing, a mutual nondisparagement provision and our agreement not to provide, after the date that our stock is traded on a national securities exchange or quoted on The Nasdaq National Market, any non-public information to Edson Moore Healthcare Ventures. The

Agreement also includes, with respect to John Moore, Mr. Moore’s resignation as a director, an extension of the period to exercise options to purchase shares of our common stock held by Mr. Moore to June 29, 2008, a mutual nondisparagement provision and our agreement not to provide, after the date that our stock is traded on a national securities exchange or quoted on The Nasdaq National Market, any non-public information to Mr. Moore.
Agreements and Future Agreements with Executive Officers and Directors
We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. See “Management— Limitation of Liability and Indemnification.”
We also have entered into employment and other agreements with some of our executive officers and former executive officers. See “Management— Employment Agreements.” All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors in these transactions, or by a committee comprised of independent directors.

Principal Stockholders
The following table sets forth, as of May 15, 2006, information regarding beneficial ownership of our capital stock by the following:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of any class of our voting securities;

•	each of our current directors;

•	each of our named executive officers; and

•	all current directors and executive officers as a group.
Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days after the measurement date. This table is based on information supplied by officers, directors and principal stockholders. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.
Options and warrants to purchase shares of our common stock that are exercisable within 60 days after May 15, 2006 are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Unless otherwise indicated, all footnotes below the table reflect options and warrants exercisable within 60 days after May 15, 2006.
This table lists applicable percentage ownership based on 21,197,827 shares of common stock outstanding as of May 15, 2006, assuming conversion of all outstanding shares of our preferred stock, but assuming no exercise of outstanding warrants or options, and also lists applicable percentage ownership based on                      shares of common stock outstanding after the closing of the offering.
Unless otherwise indicated, the address for each of the stockholders in the table below is c/o ImaRx Therapeutics, Inc., 1635 East 18th Street, Tucson, AZ 85719.

	Shares of	Percent
	Common Stock
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned(1)	Offering	Offering(1)

5% Stockholders
Evan and Susan Unger Family Trust dated 10/24/95	2,047,476	9.7%		%
Edson Moore Healthcare Ventures, Inc.	1,480,711	7.0
101 Brook Meadow Road Wilmington, DE 19807

Directors and Named Executive Officers
Evan C. Unger(2)	2,713,726	12.5
John Moore(3)	1,842,463	8.6
James M. Strickland(4)	460,476	2.2
Greg Cobb(5)	195,000	*
Terry Matsunaga(6)	155,924	*
Randall Miller	12,500	*
Richard Otto(7)	55,000	*
Thomas W. Pew(8)	348,042	1.6
Richard Love(9)	55,000	*
Philip Ranker(10)	55,000	*
All Directors and Officers as a Group (13 persons)(11)	4,703,168	20.3

*	Less than one percent (1%).

(1)	Upon completion of this offering, our existing stockholders will own shares, representing % of our outstanding common stock.
(2)	Includes 2,031,832 shares of common stock and 15,644 shares issuable upon exercise of warrants to purchase common stock held by the Evan and Susan Unger Family Trust dated 10/24/95, of which Dr. Unger and Susan J. Unger are co-trustees and share voting and dispositive power, and 465,000 shares issuable upon exercise of stock options, 420,000 of which, if exercised, are subject to repurchase by us.
(3)	Includes 1,458,247 shares of common stock and 22,463 shares issuable upon exercise of warrants to purchase common stock held by Edson Moore Healthcare Ventures, Inc., of which, as a holder of 50% of the outstanding shares of such entity Mr. Moore possesses shared voting and dispositive power.
(4)	Consists of 395,476 shares of common stock held by Coronado Venture Fund IV, LP, and 55,000 shares of common stock issuable upon exercise of stock options, 41,250 of which, if exercised, are subject to repurchase by us within 60 days after May 15, 2006. Coronado Venture Management LLC is the sole general partner of Coronado Venture Fund IV, LP and may be deemed to have voting and dispositive power over shares held by Coronado Venture Fund IV, LP. Mr. Strickland is a managing director of Coronado Venture Management LLC. Mr. Strickland disclaims beneficial ownership of the shares held by Coronado Venture Fund IV, LP, except to the extent of his direct pecuniary interest therein.
(5)	Includes 195,000 shares issuable upon exercise of stock options, 146,250 of which, if exercised, are subject to repurchase by us within 60 days after May 15, 2006.
(6)	Includes 120,000 shares issuable upon exercise of stock options, 47,000 of which, if exercised, are subject to repurchase by us within 60 days after May 15, 2006.
(7)	Includes 55,000 shares issuable upon exercise of stock options, 41,250 of which, if exercised, are subject to repurchase by us within 60 days after May 15, 2006.
(8)	Includes 55,000 shares issuable upon exercise of stock options, 41,250 of which, if exercised, are subject to repurchase by us, and 16,413 shares of common stock issuable upon exercise of warrants.
(9)	Includes 55,000 shares issuable upon exercise of stock options, all of which, if exercised, are subject to repurchase by us.

(10)	Includes 55,000 shares issuable upon exercise of stock options, all of which, if exercised, are subject to repurchase by us.
(11)	Shares beneficially owned by all executive officers and directors as a group described in notes (2), (4) through (6) and (7) through (10) above, and 570,000 shares issuable upon exercise of stock options held by Varadarajan Ramaswami, Walter Singleton, Lynne Weissberger, Brad Zakes and Reena Zutshi.

Description of Capital Stock
Upon the effectiveness of this offering and the filing of our amended and restated certificate of incorporation with the Delaware Secretary of State, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.
Common Stock
As of May 15, 2006, 21,197,827 shares of our common stock were outstanding and held of record by 338 stockholders. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the effectiveness of this offering. In addition, as of May 15, 2006, 2,777,024 shares of our common stock were subject to outstanding options and 1,761,749 shares of our common stock were subject to outstanding warrants. Upon the closing of this offering,                      shares of our common stock will be outstanding, assuming no exercise of outstanding stock options or warrants or the underwriters’ over-allotment option.
Each share of our common stock entitles its holder to one vote on all matters to be voted on by our stockholders. Subject to preferences that may apply to any of our outstanding preferred stock, holders of our common stock will participate equally in all dividends payable with respect to our common stock, if and when declared by our board of directors. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all distributions of assets subject to any liquidation rights and preferences of any of our outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon the closing of this offering will be fully paid and non-assessable.
Preferred Stock
After the offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of our preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of our preferred stock, including any qualifications, limitations or restrictions thereon. The issuance of our preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. Even the ability to issue preferred stock could delay or impede a change in control. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding, and we currently have no plan to issue any shares of our preferred stock.
Warrants
As of May 15, 2006 the following warrants were outstanding:

•	Warrant to purchase 11,407 shares of our common stock, at an exercise price of $2.75 per share. This warrant may be exercised at any time prior to the later of either January 16, 2011 or five years after our initial public offering.

•	Warrant to purchase an aggregate of 3,071 shares of our common stock at an exercise price of $7.00 per share. This warrant may be exercised at any time prior to March 6, 2011.

•	Warrant to purchase an aggregate of 5,000 shares of our common stock at an exercise price of $2.00 per share. This warrant may be exercised at any time prior to October 10, 2013.

•	Warrants to purchase an aggregate of 206,469 shares of our common stock at an exercise price of $2.00 per share issued pursuant to our March 2003 bridge financing. These warrants may be exercised from time to time prior to January 28, 2011.

•	Warrants to purchase an aggregate of 500,000 shares of our common stock at an exercise price of $3.00 per share. These warrants may be exercised at any time prior to March 28, 2009.

•	Warrants to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $2.00 per share. These warrants may be exercised at any prior to October 5, 2008.

•	Warrant to purchase an aggregate of 20,000 shares of our common stock at an exercise price of $3.00 per share. This warrant may be exercised at any time prior to January 3, 2010.

•	Warrants to purchase an aggregate of 233,333 shares of our common stock at an exercise price of $3.30 per share. These warrants may be exercised at any time prior February 27, 2010.

•	Warrants to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $4.00 per share. These warrants may be exercised at any time prior to September 27, 2015.

•	Warrants to purchase an aggregate of 375,000 shares of our common stock at an exercise price of $4.25 per share. These warrants may be exercised at any time prior to October 6, 2012.

•	Warrants to purchase an aggregate of 75,000 shares of our common stock at an exercise price of $4.00 per shares. These warrants may be exercised at any time prior to January 13, 2013.
All of our outstanding warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. In addition, certain of the warrants contain a net exercise provision.
Registration Rights
Commencing 180 days after the effective date of the registration statement of which this prospectus is a part, the holders of 7,164,182 shares of our common stock or certain transferees will be entitled to require us to register these shares under the Securities Act, subject to limitations and restrictions. In addition, the holders of these shares may require us, at our expense and on not more than one occasion in any twelve month period, to file a registration statement on Form S-3 under the Securities Act, if we become eligible to use such form, covering their shares of our common stock, and we will be required to use our best efforts to have the registration statement declared effective. Also, if at any time, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares, and the holders of 9,615,674 shares of common stock, including 1,474,740 shares of common stock issuable upon the exercise of outstanding warrants, will be entitled to notice of the registration and, subject to certain exceptions, will be entitled to include, at our expense, their shares of our common stock in the registration. These rights terminate on the earlier of seven years after the closing of this offering, or, with respect to an individual holder, such time as Rule 144 or another similar exemption under the Security Act is available for the sale of all of such holder’s shares during a three-month period without registration. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-Takeover Provisions
     Delaware Anti-Takeover Law
We are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.
Section 203 defines a “business combination” to include:

•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.
In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.
     Certificate of Incorporation and Bylaw Provisions
Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management. These provisions include the following:

•	our board can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	our bylaws provide that our board of directors may be removed with or without cause by the affirmative vote of a majority of our stockholders;

•	our bylaws limit who may call a special meeting of stockholders to our board of directors, chairman of the board, president and one or more stockholders holding not less than 25% of all shares entitled to be cast on any issue proposed to be considered at that meeting;

•	our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance written notice to us in writing;

•	our bylaws specify requirements as to the form and content of a stockholder’s notice;

•	our bylaws provides that, subject to the rights of the holders of any outstanding series of our preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

•	our bylaws provides that our board of directors may fix the number of directors by resolution;

•	our amended and restated certificate of incorporation provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent; and

•	our amended and restated certificate of incorporation do not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board.
Transfer Agent and Registrar
                    has been appointed as the transfer agent and registrar for our common stock.
Listing
We have applied to have our common stock approved for quotation on The Nasdaq National Market under the trading symbol “IMRX.”

Material U.S. Federal Tax Consequences
To Non-U.S. Holders
The following is a summary of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, a non-U.S. holder is any beneficial owner that for U.S. federal income tax purposes is not a U.S. person; the term U.S. person means:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof, other than a partnership treated as foreign under the U.S. treasury regulations;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.
An individual may, in certain cases, be treated as a resident of the U.S., rather than a nonresident, among other ways, by virtue of being present in the U.S. on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Residents are subject to U.S. federal income tax as if they were U.S. citizens.
If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in these partnerships or other entities to consult their tax advisors.
This discussion assumes that non-U.S. holders will acquire our common stock pursuant to this offering and will hold our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. U.S. expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid federal income tax, life insurance companies, tax-exempt organizations, dealers in securities or currency, brokers, banks or other financial institutions, certain trusts, hybrid entities, pension funds and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not consider the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes. This discussion does not address any U.S. federal gift tax consequences, or state or local or non-U.S. tax consequences. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.
This discussion is for general purposes only. Prospective investors are urged to consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state, and local laws and tax treaties.
Dividends
We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.
The gross amount of any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. To receive a reduced treaty rate, prior to the payment of a dividend a non-U.S. holder must provide us with a properly completed IRS Form W-8BEN (or successor form) certifying qualification for the reduced rate.
Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (or dividends attributable to a non-U.S. holder’s permanent establishment in the U.S. if an income tax treaty applies) are exempt from this withholding tax. To obtain this exemption, prior to the payment of a dividend a non-U.S. holder must provide us with a properly completed IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (or dividends attributable to a permanent establishment), although not subject to withholding tax, are subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder (or dividends attributable to a corporate non-U.S. holder’s permanent establishment in the U.S. if an income tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an income tax treaty).
A non-U.S. holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form.
A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS.
Gain on Disposition of Common Stock
A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (or attributable to a permanent establishment in the U.S. if an income tax treaty applies), which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes;

•	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we are not likely to become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If we were to become a U.S. real property holding corporation, so long as our common stock is regularly traded on an established securities market and continues to be traded, a non-U.S. holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of shares of our common stock, by reason of such U.S. real property holding corporation status, only if such non-U.S. holder actually or constructively owned, more than 5% of our common stock during the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence.
Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding (currently at a rate of 28%). Backup withholding will not apply if the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.
Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of U.S. federal income tax, a refund may be obtained, provided that the required information is furnished to the IRS in a timely manner.
Federal Estate Tax
If an individual non-U.S. holder is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock then the value thereof will be included in his or her gross estate for U.S. federal estate tax purposes, and such individual’s estate may be subject to U.S. federal estate tax unless an applicable estate tax or other treaty provides otherwise.
The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-U.S. holder of our common stock should consult that holder’s own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

Shares Eligible for Future Sale
Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.
Based on shares outstanding on May 15, 2006 and assuming the outstanding shares of Series F preferred stock convert on a one-for-one basis, upon the closing of this offering,                      shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised prior to the closing of this offering. Of these outstanding shares, the                      shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, assuming no exercise of the underwriters’ over-allotment option, unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.
The remaining 21,197,827 shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144. Restricted securities may be sold in the U.S. public markets only if registered or if they qualify for an exemption from registration, including by reason of Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. These remaining shares will be available for sale as follows:

•	5,523,282 shares of common stock will be immediately eligible for sale in the public market without restriction;

•	8,062,007 shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

•	the remaining 7,612,531 shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.
The above table does not take into consideration the effect of the lock-up agreements described below.
Additionally, of the 2,777,024 shares of common stock issuable upon exercise of options outstanding as of May 15, 2006, approximately                      shares will be vested and eligible for sale 180 days after the date of this prospectus.
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)
Under Rule 144(k), a person who is not and has not been deemed to be our affiliate at any time during the three months preceding a sale and who has beneficially owned the restricted securities proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, beginning 90 days after the effective date of this offering, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.
As of May 15, 2006, options to purchase a total of 2,777,024 shares of common stock were outstanding, of which 907,975 were vested. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.
Form S-8 Registration Statements
We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2006 Performance Incentive Plan and 2000 Stock Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.
Lock-up Agreements
Prior to the effectiveness of the offering, our officers and directors and holders of substantially all of our outstanding securities will have agreed, subject to customary exceptions, not to, among other things, sell or otherwise transfer the economic benefit of, directly or indirectly, any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of CIBC World Markets Corp. for a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The lock-up agreements signed by our security holders generally permit them, among other customary exceptions, to make bona fide gifts, to transfer securities to trusts for their or their immediate family’s benefit, to transfer securities by will or under the laws of descent or to a former spouse, child or other dependent pursuant to a domestic relations order or settlement agreement and, if the security holder is a partnership, limited liability company or corporation, to transfer securities to its partners, members or stockholders. However, the recipients of these transfers must agree to be bound by the lock-up agreement for the remainder of the 180 days. CIBC World Markets Corp. may, in its sole discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Substantially all of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar 180-day contractual lock-up restrictions with us.

Underwriting
We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Jefferies & Company, Inc., and First Albany Capital Inc. are acting as the representatives of the underwriters.
The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
Jefferies & Company, Inc.
First Albany Capital Inc.
Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.
The shares should be ready for delivery on or about                     , 2006 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $           per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $           per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of  additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $          and the total proceeds to us will be $          . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.
The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

		Total Without	Total With Full
		Exercise of	Exercise of
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

ImaRx Therapeutics, Inc.	$	$	$
We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $          .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Prior to the effectiveness of the offering, our officers and directors and holders of substantially all of our outstanding securities will have agreed to a 180-day “lock-up” with respect to our shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. The 180-day lock-up period is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The lock-up provisions do not prevent security holders from transferring their shares or other securities as gifts, to a trust for the benefit of themselves of member of their immediate family, for corporations to wholly-owned subsidiaries, for limited liability companies to their members or affiliated limited liability companies or for partnerships to their partners or affiliated partnerships, provided in each case, that the transferee of such shares of other securities agree to be locked-up to the same extent as the security holder from whom they received the shares.
The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.
There is no established trading market for the shares. The offering price for the shares will be determined by us and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.
Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions— The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions— The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over- allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids— If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making— Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on The Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.
Notice to Non-U.S. Investors

Belgium
The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the shares has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/ Commissie voor het Bank-, Financie- en Assurantiewezen”). Any representation to the contrary is unlawful.
Each underwriter has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any shares, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the shares or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of shares to the public under Directive 2003/71/ EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and us to be in violation of the Belgian securities laws.

France
Neither this prospectus nor any other offering material relating to the shares has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the shares to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such shares may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom/Germany/Norway/The Netherlands
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each Relevant Member State an offer to the public of any shares that are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of CIBC World Markets Corp. for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and

(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Israel
In the State of Israel, the shares offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or fro the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)	an entity, other than an entity formed for the purpose of purchasing shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.
Any offeree of the shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy
The offering of the shares offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa, or CONSOB pursuant to Italian securities legislation and, accordingly, the shares offered hereby cannot be offered, sold or delivered in the Republic of Italy, or Italy, nor may any copy of this prospectus or any other document relating to the shares offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the shares offered hereby or distribution of copies of this prospectus or any other document relating to the shares offered hereby in Italy must be made:

(a)	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993, or the Banking Act;

(b)	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c)	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden
This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this prospectus may not be made available, nor may the shares offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991:980). This offering will only be made to qualified investors in Sweden. This offering will be made to no more than 100 persons or entities in Sweden.

Switzerland
The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of shares.
Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in shares.

Legal Matters
The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, DLA Piper Rudnick Gray Cary US LLP, Seattle, Washington. Cooley Godward LLP is counsel for the underwriters in connection with this offering.
Experts
The consolidated financial statements of ImaRx Therapeutics, Inc. (a development stage company) at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005 and for the period from inception (October 7, 1999) through December 31, 2005 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Where You Can Find Additional Information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon the closing of this offering, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.
We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements
Consolidated Balance Sheets at December 31, 2004 and 2005 and March 31, 2006 (unaudited)	F-3
 Consolidated Statements of Operations for the years ended December 31, 2003, 2004, 2005, the periods from October 7, 1999 (Date of Inception) through December 31, 2005 and March 31, 2006 (unaudited) and the three months ended March 31, 2005 and 2006 (unaudited)
F-4
 Consolidated Statements of Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2003, 2004, 2005 and the three months ended March 31, 2006 (unaudited)
F-5
 Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004, 2005, the periods from October 7, 1999 (Date of Inception) through December 31, 2005 and March 31, 2006 (unaudited) and the three months ended March 31, 2005 and 2006 (unaudited)
F-7
Notes to Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
ImaRx Therapeutics, Inc.
We have audited the accompanying consolidated balance sheets of ImaRx Therapeutics, Inc. (a development stage company) as of December 31, 2004 and 2005, and the related consolidated statements of operations, mandatorily redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2005, and the period from October 7, 1999 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ImaRx Therapeutics, Inc. (a development stage company) at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, and for the period from October 7, 1999 (date of inception) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements have been prepared assuming that ImaRx Therapeutics, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has historical recurring losses and a net capital deficiency at December 31, 2005. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
Phoenix, Arizona
March 10, 2006

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Balance Sheets

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,538,290	$8,513,387	$6,348,893
Inventories	36,251	–	–
Prepaid expenses and other	187,875	272,486	153,842

Total current assets	1,762,416	8,785,873	6,502,735
Property and equipment, net	359,965	729,961	866,504

Total assets	$2,122,381	$9,515,834	$7,369,239

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$389,850	$775,684	$1,747,239
Accrued expenses	633,329	893,198	691,249
Short-term notes payable	–	15,227,500	15,452,500

Total current liabilities	1,023,179	16,896,382	17,890,988
Long-term notes payable, less current portion	4,281,992	–	–
Other long-term liabilities	218,856	218,856	218,856

Total liabilities	5,524,027	17,115,238	18,109,844
Mandatorily redeemable convertible preferred stock:

Series A 8% Redeemable Convertible Preferred Shares,
$.0001 par, at carrying value including accrued dividends (liquidation value of $8,902,752 and $9,028,765 at December 31, 2005 and March 31, 2006 (unaudited), respectively):

Authorized shares— 2,302,053
Issued and outstanding shares— 2,291,144 at December 31, 2004 and 2005 and March 31, 2006 (unaudited)	8,320,643	8,824,695	8,950,708
Series B 7% Redeemable Convertible Preferred Shares, $.0001 par, at carrying value (liquidation value of $9,491,622 at December 31, 2005 and March 31, 2006 (unaudited), respectively):
Authorized shares— 800,000
Issued and outstanding shares— 593,226 at December 31, 2004 and 2005 and March 31, 2006 (unaudited)	9,491,622	9,491,622	9,491,622
Series C Redeemable Convertible Preferred Shares, $.0001 par, at carrying value (liquidation value of $1,999,998 at December 31, 2005 and March 31, 2006 (unaudited), respectively):
Authorized shares— 1,700,000
Issued and outstanding shares— 285,714 at December 31, 2004 and 2005 and March 31, 2006 (unaudited)	1,945,563	1,945,563	1,945,563

Series D 8% Redeemable Convertible Preferred Shares,
$.0001 par, at carrying value including accrued dividends (liquidation value of $1,487,332 and $1,511,435 at December 31, 2005 and March 31, 2006 (unaudited), respectively):

Authorized shares— 545,500
Issued and outstanding shares— 438,232 at December 31, 2004 and 2005 and March 31, 2006 (unaudited)	1,369,193	1,465,593	1,489,696

Total mandatorily redeemable convertible preferred stock	21,127,021	21,727,473	21,877,589
Stockholders’ deficit:
Series E Redeemable Convertible Preferred Shares, $.0001 par, (no liquidation value):
Authorized shares— 1,000,000
Issued and outstanding shares— no shares in 2004, and 1,000,000 shares at December 31, 2005 and March 31, 2006 (unaudited)	–	4,000,000	4,000,000
Common stock, $.0001 par:
Authorized shares— 70,000,000
Issued and outstanding shares— 6,505,306 at December 31, 2004 and 12,923,440 at December 31, 2005 and 12,931,640 at March 31, 2006 (unaudited)	651	1,293	1,294
Additional paid-in capital	7,706,137	27,434,074	27,637,592
Deficit accumulated during the development stage	(32,235,455)	(60,762,244)	(64,257,080)

Total stockholders’ deficit	(24,528,667)	(29,326,877)	(32,618,194)

Total liabilities and stockholders’ deficit	$2,122,381	$9,515,834	$7,369,239

See accompanying notes.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Operations

				Period from			Period from
				October 7, 1999			October 7, 1999
				(Date of			(Date of
				Inception)	Three Months Ended		Inception)
	Years Ended December 31,			Through	March 31,		Through
				December 31,			March 31,
	2003	2004	2005	2005	2005	2006	2006

							(unaudited)
					(unaudited)
Grant and other revenue	$224,231	$575,014	$619,046	$2,214,980	$173,050	$177,338	$2,392,318
Costs and expenses:
Research and development	1,877,393	2,489,640	3,578,703	12,751,391	763,558	1,723,300	14,474,691
General and administrative	1,654,251	3,183,850	4,142,279	15,169,734	661,486	1,618,281	16,788,015
Depreciation and amortization	209,032	185,905	194,206	1,684,849	46,944	60,063	1,744,912
Acquired in-process research and development	–	–	24,000,000	24,000,000	–	–	24,000,000
License fees to development partner	–	–	–	10,000,000	–	–	10,000,000

	3,740,676	5,859,395	31,915,188	63,605,974	1,471,988	3,401,644	67,007,618

Loss from operations	(3,516,445)	(5,284,381)	(31,296,142)	(61,390,994)	(1,298,938)	(3,224,306)	(64,615,300)
Other income (expense):
Interest and other income	22,475	29,109	122,187	371,621	23,224	104,586	476,207
Interest expense	(325,779)	(468,536)	(587,341)	(1,850,357)	(53,180)	(225,000)	(2,075,357)
Minority interest in net loss of consolidated subsidiary	–	–	–	2,638,446	–	–	2,638,446
Gain on extinguishment of note	–	–	3,834,959	3,834,959	3,834,959	–	3,834,959

Net (loss) income	(3,819,749)	(5,723,808)	(27,926,337)	(56,396,325)	2,506,065	(3,344,720)	(59,741,045)
Accretion of dividends on preferred stock	(1,286,715)	(301,031)	(600,452)	(4,365,919)	(150,116)	(150,116)	(4,516,035)

Net (loss) income available to common stockholders	$(5,106,464)	$(6,024,839)	$(28,526,789)	$(60,762,244)	$2,355,949	$(3,494,836)	$(64,257,080)

Net (loss) income available to common stockholders per share— Basic	$(1.74)	$(1.07)	$(3.01)		$0.30	$(0.27)

Weighted average shares outstanding— Basic	2,936,094	5,637,042	9,463,279		7,769,415	12,930,820

Net (loss) income available to common stockholders per share— Diluted	$(1.74)	$(1.07)	$(3.01)		$0.18	$(0.27)

Weighted average shares outstanding— Diluted	2,936,094	5,637,042	9,463,279		13,146,131	12,930,820

See accompanying notes.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit

			Mandatorily Redeemable Convertible Preferred Stock									Stockholders’ Deficit

			Series A		Series B		Series C		Series D				Series E Redeemable					Deficit
													Convertible Preferred					Accumulated
		Per									Stock	vr,cg13;tb	Shares		Common Stock		Additional	During the	Total
		Share		Carrying		Carrying		Carrying		Carrying	Subscription	Members’					Paid-in	Development	Stockholders’
	Date	Amount	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Receivable	Equity	Shares	Amount	Shares	Amount	Capital	Stage	Deficit

Initial capitalization at October 7, 1999			–	$–	–	$–	–	$–	–	$–	$–	$59,626	–	$–	–	$–	$–	$–	$59,626
Net loss for the period (unaudited)			–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(553,485)	(553,485)

Balance at December 30, 1999			–	–	–	–	–	–	–	–	–	59,626	–	–	–	–	–	(553,485)	(493,859)
Conversion of members’ equity to common stock	8/2/2000	$0.02	–	–	–	–	–	–	–	–	–	(59,626)	–	–	2,825,833	283	59,343	–	–
Issuance of Series A Redeemable Convertible Preferred Stock, net of issuance costs of $64,146	8/19/2000	2.75	1,294,772	3,719,313	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Issuance of Series A Redeemable Convertible Preferred Stock, upon conversion of unsecured notes	9/1/00-12/27/00	2.75	880,075	2,442,205	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Exercise of stock options	5/1/00-12/31/00	0.50	–	–	–	–	–	–	–	–	–	–	–	–	83,500	8	41,742	–	41,750
Stock subscription receivable			–	–	–	–	–	–	–	–	(244,834)	–	–	–	–	–	–	–	–
Net loss			–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(2,849,139)	(2,849,139)

Balance at December 30, 2000			2,174,847	6,161,518	–	–	–	–	–	–	(244,834)	–	–	–	2,909,333	291	101,085	(3,402,624)	(3,301,248)
Issuance of Series A Redeemable Convertible Preferred Stock, net of issuance costs of $13,911	1/9/01-1/30/01	2.75	116,297	61,071	–	–	–	–	–	–	244,834	–	–	–	–	–	–	–	–
Issuance of Series B Redeemable Convertible Preferred Stock	1/19/2001	16.00	–	–	500,625	8,010,000	–	–	–	–	–	–	–	–	–	–	–	–	–
Issuance of Series C Redeemable Convertible Preferred Stock, net of issuance costs of $54,436	1/19/2001	7.00	–	–	–	–	285,714	1,945,563	–	–	–	–	–	–	–	–	–	–	–
Accretion of undeclared dividends on Series B Redeemable Convertible Preferred Stock			–	–	–	537,328	–	–	–	–	–	–	–	–	–	–	–	(537,328)	(537,328)
Exercise of stock options	5/1/01-10/31/01	0.50	–	–	–	–	–	–	–	–	–	–	–	–	30,250	3	15,122	–	15,125
Issuance of 23,980 warrants		1.49	–	–	–	–	–	–	–	–	–	–	–	–	–	–	35,734	–	35,734
Net loss			–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(12,325,328)	(12,325,328)

Balance at December 31, 2001			2,291,144	6,222,589	500,625	8,547,328	285,714	1,945,563	–	–	–	–	–	–	2,939,583	294	151,941	(16,265,280)	(16,113,045)
Issuance of Series D Redeemable Convertible Preferred Stock, net of issuance costs of $20,111	10/10/2002	2.75	–	–	–	–	–	–	310,232	833,031	–	–	–	–	–	–	–	–	–
Declared dividends on Series B Redeemable Convertible Preferred Stock	7/18/2002	16.00	–	–	53,792	323,346	–	–	–	–	–	–	–	–	–	–	–	(323,346)	(323,346)
Accretion of undeclared dividends on Series A Redeemable Convertible Preferred Stock			–	1,037,193	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,037,193)	(1,037,193)
Accretion of undeclared dividends on Series B Redeemable Convertible Preferred Stock			–	–	–	279,854	–	–	–	–	–	–	–	–	–	–	–	(279,854)	(279,854)
Repurchase and retirement of common stock	11/1/2002	0.50	–	–	–	–	–	–	–	–	–	–	–	–	(5,250)	–	(2,625)	–	(2,625)
Contractual reduction of warrants issued in 2001			–	–	–	–	–	–	–	–	–	–	–	–	–	–	(16,110)	–	(16,110)
Net loss			–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(3,198,479)	(3,198,479)

Balance at December 31, 2002			2,291,144	7,259,782	554,417	9,150,528	285,714	1,945,563	310,232	833,031	–	–	–	–	2,934,333	294	133,206	(21,104,152)	(20,970,652)
Issuance of Series D Redeemable Convertible Preferred Stock, net of issuance costs of $1,629	1/21/2003	2.75	–	–	–	–	–	–	128,000	350,371	–	–	–	–	–	–	–	–	–
Declared dividends on Series B Redeemable Convertible Preferred Stock	7/18/2003	16.00	–	–	38,809	341,094	–	–	–	–	–	–	–	–	–	–	–	(341,094)	(341,094)
Accretion of undeclared dividends on Series A and D Redeemable Convertible Preferred Stock			–	556,809	–	–	–	–	–	89,371	–	–	–	–	–	–	–	(646,180)	(646,180)
Accretion of undeclared dividends on Series B Redeemable Convertible Preferred Stock			–	–	–	299,441	–	–	–	–	–	–	–	–	–	–	–	(299,441)	(299,441)
Issuance of 145,790 warrants with convertible subordinated notes		0.48	–	–	–	–	–	–	–	–	–	–	–	–	–	–	70,000	–	70,000
Issuance of 5,000 warrants		0.54	–	–	–	–	–	–	–	–	–	–	–	–	–	–	2,688	–	2,688
Exercise of stock options	2/1/03-12/31/03	0.50	–	–	–	–	–	–	–	–	–	–	–	–	2,300	1	1,149	–	1,150
Net loss			–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(3,819,749)	(3,819,749)

Balance at December 31, 2003			2,291,144	7,816,591	593,226	9,791,063	285,714	1,945,563	438,232	1,272,773	–	–	–	–	2,936,633	295	207,043	(26,210,616)	(26,003,278)

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit (continued)

			Mandatorily Redeemable Convertible Preferred Stock									Stockholders’ Deficit

			Series A		Series B		Series C		Series D				Series E Redeemable					Deficit
													Convertible Preferred					Accumulated
		Per									Stock		Shares		Common Stock		Additional	During the	Total
		Share		Carrying		Carrying		Carrying		Carrying	Subscription	Members’					Paid-in	Development	Stockholders’
	Date	Amount	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Receivable	Equity	Shares	Amount	Shares	Amount	Capital	Stage	Deficit

Balance at December 31, 2003			2,291,144	$7,816,591	593,226	$9,791,063	285,714	$1,945,563	438,232	$1,272,773	$–	–	–	$–	2,936,633	$295	$207,043	$(26,210,616)	$(26,003,278)
Issuance of 60,679 warrants with convertible subordinated notes	1/30/2004	$1.08	–	–	–	–	–	–	–	–	–	–	–	–	–	–	65,325	–	65,325
Discount related to warrants issued with convertible subordinated notes			–	–	–	–	–	–	–	–	–	–	–	–	–	–	32,961	–	32,961
Exercise of warrants	3/17/2004	0.50	–	–	–	–	–	–	–	–	–	–	–	–	10,000	1	4,999	–	5,000
Issuance of Common Stock, net of issuance costs of $598,334	3/30/2004	2.00	–	–	–	–	–	–	–	–	–	–	–	–	2,500,000	250	4,401,416	–	4,401,666
Conversion of convertible subordinated notes to Common Stock	3/30/2004	2.02	–	–	–	–	–	–	–	–	–	–	–	–	1,032,343	103	2,064,583	–	2,064,686
Issuance of 500,000 warrants in conjunction with consulting agreements	3/29/2004	0.93	–	–	–	–	–	–	–	–	–	–	–	–	–	–	464,378	–	464,378
Issuance of 250,000 warrants to placement agent	10/6/2004	1.81	–	–	–	–	–	–	–	–	–	–	–	–	–	–	452,269	–	452,269
Accretion of undeclared dividends on Series A and D Redeemable Convertible Preferred Stock			–	504,052	–	–	–	–	–	96,420	–	–	–	–	–	–	–	(600,472)	(600,472)
Contractual reduction of Series B Redeemable Convertible Preferred Stock undeclared dividend accrual			–	–	–	(299,441)	–	–	–	–	–	–	–	–	–	–	–	299,441	299,441
Exercise of stock options	2/9/04-12/31/04	0.50	–	–	–	–	–	–	–	–	–	–	–	–	26,330	2	13,163	–	13,165
Net loss			–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(5,723,808)	(5,723,808)

Balance at December 31, 2004			2,291,144	8,320,643	593,226	9,491,622	285,714	1,945,563	438,232	1,369,193	–	–	–	–	6,505,306	651	7,706,137	(32,235,455)	(24,528,667)
Issuance of Common Stock, net of issuance costs of $593,100	1/31/2005	3.00	–	–	–	–	–	–	–	–	–	–	–	–	1,390,000	139	3,576,761	–	3,576,900
Issuance of 20,000 warrants in conjunction with patent licensing	1/31/2005	1.79	–	–	–	–	–	–	–	–	–	–	–	–	–	–	35,870	–	35,870
Issuance of Common Stock, net of issuance costs of $885,938	2/28/2005	3.00	–	–	–	–	–	–	–	–	–	–	–	–	943,333	94	1,943,968	–	1,944,062
Issuance of 233,333 warrants to placement agent	2/28/2005	1.78	–	–	–	–	–	–	–	–	–	–	–	–	–	–	415,200	–	415,200
Issuance of Preferred Stock related to acquisition of assets	9/30/2005	4.00	–	–	–	–	–	–	–	–	–	–	1,000,000	4,000,000	–	–	–	–	4,000,000
Issuance of 100,000 warrants with subordinated notes	9/30/2005	2.73	–	–	–	–	–	–	–	–	–	–	–	–	–	–	273,327	–	273,327
Issuance of Common Stock, net of issuance costs of $1,487,527	10/20/2005	4.00	–	–	–	–	–	–	–	–	–	–	–	–	2,658,750	266	9,147,207	–	9,147,473
Issuance of Common Stock, net of issuance costs of $1,510,645	11/8/2005	4.00	–	–	–	–	–	–	–	–	–	–	–	–	1,091,250	109	2,854,246	–	2,854,355
Issuance of 375,000 warrants to placement agent	11/8/2005	2.52	–	–	–	–	–	–	–	–	–	–	–	–	–	–	943,195	–	943,195
Accretion of undeclared dividends on Series A and D Redeemable Convertible Preferred Stock			–	504,052	–	–	–	–	–	96,400	–	–	–	–	–	–	–	(600,452)	(600,452)
Exercise of warrants	10/11/2005	2.00	–	–	–	–	–	–	–	–	–	–	–	–	17,531	2	35,060	–	35,062
Exercise of stock options	01/05– 12/05	0.50– 0.55	–	–	–	–	–	–	–	–	–	–	–	–	317,270	32	296,103	–	296,135
Acceleration of stock options	01/05– 09/05	0.50– 3.00	–	–	–	–	–	–	–	–	–	–	–	–	–	–	207,000	–	207,000
Net loss			–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(27,926,337)	(27,926,337)

Balance at December 31, 2005			2,291,144	8,824,695	593,226	9,491,622	285,714	1,945,563	438,232	1,465,593	–	–	1,000,000	4,000,000	12,923,440	1,293	27,434,074	(60,762,244)	(29,326,877)
Issuance of 75,000 warrants to consultant (unaudited)	2/1/2006	2.32	–	–	–	–	–	–	–	–	–	–	–	–	–	–	173,909	–	173,909
Accretion of undeclared dividends on Series A and D
Redeemable Convertible Preferred Stock (unaudited)			–	126,013	–	–	–	–	–	24,103	–	–	–	–	–	–	–	(150,116)	(150,116)
Issuance of stock options (unaudited)	01/06-03/06	4.00	–	–	–	–	–	–	–	–	–	–	–	–	–	–	25,510	–	25,510
Exercise of stock options (unaudited)	01/06-03/06	0.50	–	–	–	–	–	–	–	–	–	–	–	–	8,200	1	4,099	–	4,100
Net loss (unaudited)			–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(3,344,720)	(3,344,720)

Balance at March 31, 2006 (unaudited)			2,291,144	$8,950,708	593,226	$9,491,622	285,714	$1,945,563	438,232	$1,489,696	$–	$–	1,000,000	$4,000,000	12,931,640	$1,294	$27,637,592	$(64,257,080)	$(32,618,194)

See accompanying notes.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows

				Period from			Period from
				October 7,			October 7,
				1999			1999
				(Date of			(Date of
				Inception)	Three Months Ended		Inception)
	Years Ended December 31,			Through	March 31,		Through
				December 31,			March 31,
	2003	2004	2005	2005	2005	2006	2006

							(unaudited)
					(unaudited)
Operating activities
Net (loss) income	$(3,819,749)	$(5,723,808)	$(27,926,337)	$(56,396,325)	$2,506,065	$(3,344,720)	$(59,741,045)
Adjustments to reconcile net (loss) income to net cash used in operating activities:							–
Depreciation and amortization	209,032	185,905	194,206	1,684,849	46,944	60,063	1,744,912
Stock-based compensation	–	–	207,000	209,689	–	25,510	235,199
Warrant amortization expense	–	916,647	1,394,265	2,310,912	451,070	173,909	2,484,821
Amortization of debt discount	15,565	156,688	273,327	458,548	–	–	458,548
Loss on patent and trademark costs	–	–	–	876,811	–	–	876,811
Minority interest in net loss of consolidated subsidiary	–	–	–	(2,638,446)	–	–	(2,638,446)
Gain on extinguishment of note	–	–	(3,834,959)	(3,834,959)	(3,834,959)	–	(3,834,959)
Note issued for acquisition of technology expensed to operations	–	–	15,000,000	15,000,000	–	–	15,000,000
Preferred stock issued for acquisition of technology expensed to operations	–	–	4,000,000	4,000,000	–	–	4,000,000
(Loss) gain on sale of property and equipment	(10,871)	2,681	–	(8,190)	–	1,727	(6,463)
Changes in operating assets and liabilities:
Inventories	63,649	8,494	36,251	–	–	–	–
Prepaid expenses and other	(14,994)	(154,367)	(84,611)	(55,742)	76,323	118,644	62,902
Receivables due from related parties and employees	11,892	–	–	–	–	–	–
Accounts payable	423,928	(245,911)	385,834	543,823	254,451	971,555	1,515,378
Accrued expenses and other liabilities	163,376	753,930	540,548	977,462	171,917	23,051	1,000,513

Net cash used in operating activities	(2,958,172)	(4,099,741)	(9,814,476)	(36,871,568)	(328,189)	(1,970,261)	(38,841,829)
Investing activities
Purchase of property and equipment	(33,530)	(64,719)	(564,202)	(1,371,841)	(300,581)	(198,333)	(1,570,174)
Proceeds from sale of property and equipment	17,500	–	–	17,500	–	–	17,500
Purchase of intangibles	–	–	–	(391,472)	–	–	(391,472)

Net cash used in investing activities	(16,030)	(64,719)	(564,202)	(1,745,813)	(300,581)	(198,333)	(1,944,146)

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows (continued)

				Period from			Period from
				October 7,			October 7,
				1999			1999
				(Date of			(Date of
				Inception)	Three Months Ended		Inception)
	Years Ended December 31,			Through	March 31,		Through
				December 31,			March 31,
	2003	2004	2005	2005	2005	2006	2006

							(unaudited)
					(unaudited)
Financing activities
Principal payments under capital lease obligations	(15,131)	(1,404)	–	(165,667)	–	–	(165,667)
Net change in borrowings under lines of credit	(132,186)	(52,060)	–	(175,071)	–	–	(175,071)
Increase in note payable to development partner	–	–	–	3,610,075	53,179	–	3,610,075
Payment upon extinguishment of note	–	–	(500,212)	(500,212)	(500,212)	–	(500,212)
Minority investment in consolidated subsidiary	–	–	–	2,638,446	–	–	2,638,446
Proceeds from issuance of common stock	1,150	4,419,831	17,853,987	22,329,218	5,522,193	4,100	22,333,318
Proceeds from bridge notes payable	1,400,000	600,000	–	4,410,226	–	–	4,410,226
Issuance of promissory note for acquisition of technology	–	–	4,000,000	4,000,000	–	–	4,000,000
Payment of promissory note for acquisition of technology	–	–	(4,000,000)	(4,000,000)	–	–	(4,000,000)
Issuance of warrants	2,688	–	–	2,688	–	–	2,688
Net proceeds from issuance of preferred stock	350,371	–	–	14,919,349	–	–	14,919,349

Net cash provided by financing activities	1,606,892	4,966,367	17,353,775	47,069,052	5,075,160	4,100	47,073,152

Net increase (decrease) in cash and cash equivalents	(1,367,310)	801,907	6,975,097	8,451,671	4,446,390	(2,164,494)	6,287,177
Cash and cash equivalents at the beginning of the period	2,103,693	736,383	1,538,290	61,716	1,538,290	8,513,387	61,716

Cash and cash equivalents at the end of the period	$736,383	$1,538,290	$8,513,387	$8,513,387	$5,984,680	$6,348,893	$6,348,893

Supplemental schedule of cash flow information
Cash paid during the period for interest	$37,732	$16,425	$1,200	$111,911	$–	$–	$111,911

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows (continued)
Supplemental Schedule of Noncash Investing and Financing Activities:

				Period from			Period from
				October 7,			October 7,
				1999			1999
				(Date of			(Date of
				Inception)	Three Months Ended		Inception)
	Years Ended December 31,			Through	March 31,		Through
				December 31,			March 31,
	2003	2004	2005	2005	2005	2006	2006

							(unaudited)
					(unaudited)
Accretion of undeclared dividends on Series A/ D Redeemable Convertible Preferred Stock	$646,180	$600,472	$600,452	$2,884,297	$150,116	$150,116	$3,034,413
Accretion (reversal) of undeclared dividends on Series B Redeemable Convertible Preferred Stock	299,441	(299,441)	–	817,182	–	–	817,182
Declared dividends on Series B Redeemable Convertible Preferred Stock	341,094	–	–	664,440	–	–	664,440
Fair value of stock warrants issued for consulting services and placement agreement amendment	–	916,647	–	920,161	–	173,909	1,094,070
Fair value of stock warrants in connection with borrowings under lines of credit	–	–	–	16,110	–	–	16,110
Fair value of stock warrants issued for patents	–	–	35,870	35,870	35,870	–	35,870
Fair value of stock warrants issued for bridge notes	70,000	65,325	273,327	408,652	–	–	408,652
Fair value of stock warrants issued in connection with private placement	–	–	1,358,395	1,358,395	415,200	–	1,358,395
Fair value of beneficial conversion feature of stock warrants issued for convertible subordinated notes	–	32,961	–	32,961	–	–	32,961
Issuance of note in connection with subscription for preferred stock	–	–	–	244,834	–	–	244,834
Issuance of preferred stock upon conversion of unsecured convertible notes	–	–	–	1,031,979	–	–	1,031,979
Issuance of common stock upon conversion of convertible subordinated notes	–	2,064,686	–	2,064,686	–	–	2,064,686
Assets recorded under capital lease	–	–	–	121,169	–	–	121,169
Note issued for acquisition of technology	–	–	15,000,000	15,000,000	–	–	15,000,000
Preferred stock issued for acquisition of technology	–	–	4,000,000	4,000,000	–	–	4,000,000
See accompanying notes.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2005 and pertaining to
March 31, 2006 and the three-months ended March 31, 2005 and 2006 is unaudited)

1.	Business Description
ImaRx Therapeutics, Inc. (ImaRx or the Company), is a biopharmaceutical company developing and commercializing innovative therapies for vascular disorders associated with blood clots. The Company’s development efforts are primarily focused on therapies for treating ischemic stroke and massive pulmonary embolism by restoring the flow of blood and oxygen to the brain and vital tissues, and clearing occluded catheters.
ImaRx organized as an Arizona limited liability company on October 7, 1999, which was the Company’s date of inception for accounting purposes. The Company was subsequently converted to an Arizona corporation on January 12, 2000, and then reincorporated as a Delaware corporation on June 23, 2000. The Company has not yet generated any significant revenue from core operations as of March 31, 2006, and remains a development stage company.

2.	Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries, ImaRx Oncology, Ltd. (IOL) and ImaRx Europe Limited (IEL). On January 19, 2001, the Company acquired an 80.1% ownership interest in IOL, a Bermuda limited liability company formed for the purpose of joint development activities between ImaRx and its development partner. The development partner owned the remaining 19.9% of IOL until October 2, 2002, when a termination agreement was entered into between the parties. The Company acquired the remaining 19.9% interest in IOL in exchange for an interest in future royalties. Since October 2, 2002, IOL has been a wholly-owned subsidiary of ImaRx. The Company is in the process of dissolving IOL. All significant intercompany accounts and transactions have been eliminated. IEL is a wholly-owned subsidiary created in 2005 by the Company to facilitate clinical trials in Europe. IEL operations have not yet commenced.

Interim Financial Information
The financial statements at March 31, 2006 and for the three months ended March 31, 2005 and 2006 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information therein in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results that may be reported for the year ending December 31, 2006.

Basis of Presentation
The Company has been in the development stage since its inception and has no products commercialized or technologies licensed that will provide significant revenue in the immediate future. In addition, the Company requires additional financing to meet its near-term obligations. During the years ended December 31, 2004, 2005, the three months ended March 31, 2006 and for the period from October 7, 1999 (date of inception) to March 31, 2006, the Company has had historical recurring losses and a net capital deficiency at March 31, 2006. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot acquire additional financing. The Company has received subsequent financing through a private placement of Series F preferred stock to acquire Abbokinase, from Abbott Laboratories, Inc. (Abbott) a revenue-generating product and to provide sufficient capital for the near-term future. In addition, management is seeking to secure additional capital as may be required as well as long-term development agreements with several potential partners. The Company’s ability to continue as a going concern depends on the successful commercialization or licensing of its technologies.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Fair Value of Financial Instruments
The Company measures its financial assets and liabilities in accordance with GAAP. The carrying amounts of financial instruments, including cash and cash equivalents, accounts payable, accrued expenses and short-term notes payable, approximate fair value based on the liquidity or on the short-term maturities of these financial instruments.

Inventories
Inventories, consisting principally of chemicals used in research, are stated at the lower of cost or market. Cost of inventories is determined using the first-in, first-out method. During 2005, the Company terminated a research project and inventory associated with the project was expensed.

Property and Equipment
All property and equipment are recorded at cost and depreciated over their estimated useful lives, ranging from three to seven years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life.

Long-Lived Assets
In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indications of impairment exist, the Company assures the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future cash flows. If impairment is indicated, the Company measures the amounts of such impairments by comparing the carrying value of the asset to the present value of the expected cash flows associated with the use of the asset. Although the Company has accumulated losses since inception, the Company believes that future cash flows will exceed the carrying value of the Company’s long-lived assets.

Revenue Recognition
Revenue from federal grants is recognized as services are performed over the contractual period of the related award. The Company recognizes revenue when all four of the following criteria are met: (i) persuasive

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is both fixed and determinable; and (iv) collectibility is reasonably probable.

Stock-Based Compensation
The Company maintains performance incentive plans under which incentive and non-qualified stock options are granted primarily to employees and non-employee directors. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, SFAS No. 123, Accounting for Stock Based Compensation, and related interpretations. The Company’s policy is to grant all stock options at the fair market value of the underlying stock at the date of grant. Accordingly, compensation expense is not recognized for the stock options at the date of grant prior to January 1, 2006.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share Based Payment (SFAS No. 123(R)). SFAS No. 123(R) supersedes APB No. 25. SFAS No. 123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based on the price of the entity’s shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity’s shares or other equity instruments.
Effective January 1, 2006, the Company adopted SFAS 123(R), requiring measurement of the cost of employee services received in exchange for all equity awards granted, based on the fair market value of the award as of the grant date. Under this standard, the fair value of each employee stock option is estimated on the date of grant using an option pricing model that meets certain requirements. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payments. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We use guideline companies to determine volatility. The expected life of the stock options is based on historical data and future expectations. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our stock options. The dividend yield assumption is based on our history and expectation of dividend payouts. Stock-based compensation expense recognized in our financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. The amount of stock-based compensation expense in 2006 and thereafter will be reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We will evaluate the assumptions used to value stock awards on a quarterly basis. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have previously recorded. To the extent that we grant additional equity securities to employees, our stock-based compensation expense will be increased by the additional compensation resulting from those additional grants. The Company has adopted SFAS 123(R) using the prospective application method of adoption which requires recording compensation cost related to awards granted after December 31, 2005 based on the fair value related to stock options at the grant dates.
The weighted average expected option term for the three month period ended March 31, 2006 reflects the application of the simplified method set out in SEC Staff Accounting Bulletin No. 107 (SAB 107), which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Estimated volatility for the three month period ended March 31, 2006 also reflects the application of SAB 107 interpretive guidance and,

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. Volatility for 2003, 2004 and 2005 was based on the minimum value method.
The Company used the Black-Scholes model, risk free interest rate of 4.6%, expected volatility of 75%, expected term vesting of 7 years, and 0% dividend yield to determine the total fair market value of approximately $352,000 for options to purchase 172,500 shares of the Company’s common stock issued during the three months ended March 31, 2006. The Company recorded approximately $26,000 in stock compensation expense relating to options granted during the three months ended March 31, 2006 and there was no income tax benefit related to this expense. There was no incremental impact of adopting SFAS 123(R) on loss per share for the three months ended March 31, 2006.
The pro forma amounts required by SFAS No. 123 was applied to the stock-based compensation during the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005. The pro forma effect on net (loss) income was determined as if the fair value of stock-based compensation had been recognized as compensation expense on a straight-line basis over the vesting period of the stock options in each period.
Pro forma information regarding net (loss) income is required by SFAS No. 123 which requires that the information be determined as if the Company has accounted for its employee stock options granted during the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005, under the fair value method of SFAS 123. The deemed fair value for options granted was estimated at the date of grant using the minimum value option valuation model, which assumed the stock price had no volatility since the common stock was not publicly traded. The following assumptions were used to calculate the deemed fair value of the option awards at the date of grant: no dividend payout expected, expected option life of five years and a risk free interest rate averaging 3% for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005. The weighted average estimated fair value of stock options granted with an exercise price equal to the fair value of the underlying common stock on the date of grant during fiscal years 2003, 2004 and 2005 were $0.08, $0.43 and $0.62, respectively.
The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because, among other things, changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For purposes of pro forma disclosures, the deemed fair value of the options is amortized to expense over the vesting periods.
If compensation for options granted under the plan had been determined based on the deemed fair value at the grant date consistent with the method provided under SFAS 123, then the Company’s net income (loss) would have been as indicated in the pro forma amounts below:

	Years Ended December 31,
				Three Months Ended
	2003	2004	2005	March 31, 2005

Net income (loss) available to common stockholders:
As reported	$(5,106,464)	$(6,024,839)	$(28,526,789)	$2,355,949
Pro forma SFAS No. 123 expense	20,591	56,504	141,781	23,692

Pro forma	$(5,127,055)	$(6,081,343)	$(28,668,570)	$2,332,257

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)

	Years Ended December 31,
				Three Months Ended
	2003	2004	2005	March 31, 2005

Net income (loss) available to common stockholders per share—basic and diluted:
Basic	$(1.74)	$(1.07)	$(3.01)	$0.30
Diluted	$(1.74)	$(1.07)	$(3.01)	$0.18

Pro forma	$(1.75)	$(1.08)	$(3.03)	$0.30

Research and Development Expenses
Research and development costs primarily consist of salaries and related expenses for personnel, fees paid to consultants and outside service providers, facilities costs, and the costs associated with clinical trials and research and development. The Company charges all research and development expenses to operations as incurred.

Income Taxes
The Company accounts for income taxes under the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Use of Estimates
The preparation of financial statements in conformance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk and Limited Suppliers
The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other hedging arrangements. Financial instruments that potentially subject the Company to credit risk consist principally of cash investments and uncollateralized accounts receivable. The Company maintains the majority of its cash balances in the form of cash deposits in bank checking and money market accounts with a highly rated commercial bank.
The Company relies on certain materials used in its research and development processes which are procured from single sources. The failure of any of these suppliers to deliver the materials could delay or interrupt the development timelines and thereby adversely affect the Company’s operating results.

Net (Loss) Income Available to Common Stockholders per Share
Basic and diluted net loss available to common stockholders per share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share for all periods

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
presented other than the three months ended March 31, 2005 in which the Company reported net income. The effects of potentially dilutive securities are antidilutive in the loss periods. Diluted net income per share for the three months ended March 31, 2005 is computed based upon weight-average number of shares of common stock outstanding during the period increased by the weighted-average number of dilutive common stock equivalents outstanding using the treasury stock method.

Three Months Ended
March 31, 2005

Weighted-average common shares outstanding used to compute basic net income per share	7,769,415
Add dilutive common equivalents:
Stock options	892,308
Convertible preferred stock	4,330,301
Warrants	154,107

Shares used to compute diluted net income per share	13,146,131

The following potential common shares have been excluded from the computation of diluted net loss per share since their effect would be antidilutive in each of the loss periods presented:

	December 31,
				Three Months Ended
	2003	2004	2005	March 31, 2006

Convertible preferred stock	4,330,301	4,330,301	5,330,301	5,330,301
Stock options	1,077,250	1,967,761	2,795,724	2,579,024
Warrants	163,071	973,071	1,686,749	1,761,749
Convertible notes payable	1,024,721	329,384	–	–

Recently Issued Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 153 (SFAS No. 153), Exchanges of Nonmonetary Assets, which is an amendment to APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates certain differences in the guidance in APB Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to APB Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. The adoption of SFAS No. 153 had no material impact on our financial statements.
In May 2005, the FASB issued SFAS No. 154 (SFAS No. 154), Accounting Changes and Error Corrections— A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or cumulative effect of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is affective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 had no material impact on our financial statements.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1 (collectively, FSP 115-1), The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, or FSP 115-1, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We are required to apply FSP 115-1 to reporting periods beginning after December 15, 2005 and we adopted FSP 115-1 in the first quarter of fiscal 2006. The adoption had no impact on our financial statements.

3.	Balance Sheet Data
     Property and Equipment
Property and equipment consist of the following:

	At December 31,
			At March 31,
	2004	2005	2006

Leasehold improvements	$567,896	$622,663	$622,663
Laboratory machinery and equipment	862,677	937,697	1,356,868
Computer and communications equipment	243,695	347,856	348,364
Office furniture and equipment	152,463	184,377	214,704
Construction in progress	–	292,229	32,850

	1,826,731	2,384,822	2,575,449
Less accumulated depreciation	1,466,766	1,654,861	1,708,945

	$359,965	$729,961	$866,504

     Accrued Expenses
Accrued expenses consist of the following:

	At December 31,
			At March 31,
	2004	2005	2006

Accrued salaries and vacation benefits	$199,153	$118,940	$194,488
Accrued contract services	434,176	574,024	159,463
Other accrued expenses	–	200,234	337,298

	$633,329	$893,198	$691,249

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)

4.	Income Taxes
A reconciliation of the U.S. federal statutory income tax rate to the effective rate is as follows:

	Years Ended December 31,

	2003	2004	2005

Tax benefit at statutory rate	$(1,299,000)	$(1,946,000)	$(9,245,000)
State taxes (net of federal benefit)	(223,000)	(385,000)	(1,328,000)
Foreign rates lower than U.S. statutory rates	454,000	61,000	–
Net benefit from research and development credits	(77,000)	(91,000)	(129,000)
Other	14,000	11,000	393,000
Valuation allowance	1,131,000	2,350,000	10,309,000

Tax benefit at statutory rate	$–	$–	$–

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets and liabilities are attributed to the following temporary differences:

	At December 31,

	2004	2005

Current deferred tax assets:
Reserves and accrued liabilities	$93,000	$26,000
Other	–	3,000

	93,000	29,000
Noncurrent deferred tax assets:
Property and equipment	144,000	165,000
Intangibles	992,000	9,805,000
Research and development credits	1,089,000	1,507,000
Net operating loss carryforward	4,744,000	5,865,000

	6,969,000	17,342,000

Total deferred tax assets	7,062,000	17,371,000
Valuation allowance	(7,062,000)	(17,371,000)

Net deferred tax assets	$–	$–

At December 31, 2004 and 2005, the Company had net operating loss carryforwards of approximately $12,291,000 and $15,474,000, respectively, for federal tax purposes that begin to expire in the year 2020. For state income tax purposes, the Company had net operating loss carryforwards at December 31, 2005 of $13,121,000 that expire within five years of being incurred and will begin to expire for state purposes in the year 2007. Additionally, the Company has research and development credit carryforwards of approximately $753,000 that begin to expire in 2020 and 2015 for federal and state purposes, respectively.
For financial reporting purposes, a valuation allowance of $7,062,000 and $17,371,000 has been established for the year ended December 31, 2004 and 2005, respectively, to offset deferred tax assets relative to the net operating loss carryforwards and other deferred tax assets. The gross deferred tax assets resulted from accumulated net operating loss carryforwards since inception. Pursuant to SFAS 109, the Company has established a valuation allowance against the entire tax asset. As a result, the Company does not recognize any tax benefit until the Company is in a tax paying position, and therefore, more likely to realize the tax

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
benefit. The Company’s valuation allowance changed by $206,000, $2,350,000 and $10,309,000 during the years ended December 31, 2003, 2004 and 2005, respectively. Equity offerings by the Company, and other transactions that may impact the Company’s ownership structure, have triggered IRC Section 382 and 383 provisions, which may limit or eliminate the potential future tax benefit to be realized by the Company from its accumulated net operating loss carryforwards and research and development credits.
5.     Investment in ImaRx Oncology, Ltd.
During 2001, the Company entered into a joint venture agreement with a development partner, ImaRx Oncology Ltd. (IOL) for the development of certain patents and technology. Upon the formation of IOL, the Company acquired an 80.1% interest in IOL by purchase of 100% of IOL’s voting common shares for $5,000,000 and 60.2% of IOL’s preferred shares for $3,010,000, representing a total of 80.1% of IOL’s outstanding shares. The development partner acquired the remaining 39.8% of IOL’s preferred shares for $1,990,000, representing a total of 19.9% of IOL’s outstanding shares.
On October 2, 2002, the Company entered into a termination agreement (Termination Agreement) of the joint venture with the development partner whereby the Company acquired the remaining 19.9% interest in IOL in exchange for future consideration in the form of a net royalty interest in the sale, licensing or other commercialization proceeds, as defined in the Termination Agreement, of all IOL operations. The Company received funding pursuant to a convertible promissory note (Development Note) with the development partner for funding of its pro rata share of the development costs.
Under the Termination Agreement, the Development Note was amended and restated (Restated Development Note) to provide for funding by the development partner up to a maximum principal amount of $3,610,076. Refer to Note 8 for the terms of the Restated Development Note and its extinguishment in full in March 2005. The Company is in the process of dissolving IOL.

6.	Related Party Transactions
The Company leases an office facility from a partnership whose beneficial owners include a director and certain of the Company’s officers and stockholders. Rent expense related to this lease, which has a remaining life of three years, amounted to approximately $60,000 in both 2003 and 2004, $64,000 in 2005, and $16,000 for the three months ended March 31, 2006. The Company’s related party rent expense will be approximately $64,000 in both 2006 and 2007 and $54,000 in 2008 for the office facility.

7.	Short-term Notes Payable

Convertible Subordinated Notes
Beginning in April 2003 and continuing through January 2004, the Company issued $2,000,000 in convertible subordinated notes with a maturity date of November 15, 2004. The notes were unsecured, subordinated to senior indebtedness of the Company and accrued interest at the rate of 7% annually. On March 30, 2004, the principal and accrued interest related to the convertible subordinated notes, totaling $2,064,686, was converted into 1,032,343 shares of common stock.

Secured Promissory Notes Payable
In September 2005, $4,000,000 in secured promissory notes were issued by the Company for cash. The notes were secured by all assets of the Company other than those represented by research and development stage

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
technologies acquired by the Company during September 2005 from Abbott Laboratories, Inc. In October 2005, the Company repaid the notes in full.

Note Payable for Technology Acquisition
In connection with an Asset Purchase Agreement dated September 30, 2005 with Abbott Laboratories, the Company issued a $15,000,000 secured promissory note payable. The note is due December 31, 2006, accrues interest at 6% annually and is secured by the Company’s right, title and interest in the purchased assets. The balance outstanding at December 31, 2005 and March 31, 2006 is $15,227,500 and $15,452,500, respectively. Refer to Note 13 for a description of the technology acquisition.

8.	Long-term Notes Payable

Note Payable to Development Partner
Long-term notes payable at December 31, 2004 represent the Restated Development Note entered into with the Company’s development partner upon execution of the Termination Agreement. The outstanding balance at December 31, 2004 represents the principal balance of $3,610,076 and accrued interest at 7% of $671,916. On March 6, 2005, the Company executed a Securities Purchase Agreement with its former development partner whereby the outstanding principal and accrued interest totaling $4,335,171 as of that date was purchased by the Company for $500,212, resulting in a gain on the extinguishment of $3,834,959.

9.	Equity Transactions

Series A and D Preferred Stock
The Company entered into a Series A Preferred Stock Purchase Agreement in August 2000 and a Series D Preferred Stock Purchase Agreement in October 2002 (collectively, Series A/ D). The Series A/ D shares have a par value of $0.0001. In the event of liquidation, the holders of Series A/ D shares are entitled to receive preference to any distributions of the assets of the Company equal to the original purchase price of the shares and cumulative accrued dividends of 8% per year, less the amount of any dividends actually paid. The shares are convertible into the Company’s common stock based on the original issue price, subject to certain adjustments. In the event dividends are paid on any shares of common stock, the holders of the Series A/ D shares will be entitled, if and when declared by the Board of Directors of the Company, to dividends based on the number of shares of common stock into which the Series A/ D shares are convertible. Series A preferred stock (Series A) has a conversion rate of 1.05 or 2,395,687 shares of common stock as of December 31, 2005. The conversion rate for Series D preferred stock (Series D) is 1.38 or 602,569 shares of common stock at December 31, 2005. The holders of the Series A/ D shares are also entitled to the number of votes equal to the number of shares of common stock into which the Series A/ D shares are convertible.
At any time after December 31, 2008, holders of a majority of Series A/ D may elect to redeem, in three annual installments, their shares in cash.
During 2000, the Company issued 1,294,772 shares of Series A and received net proceeds of $3,538,625. Additionally, the Company converted unsecured notes plus accrued interest in the amount of $2,442,205 into 880,075 shares of Series A. During 2001, an additional 116,297 shares of Series A were issued, including certain shares subscribed in 2000, and received net proceeds of $305,905. In October 2002, the Company issued 310,232 shares of Series D and received net proceeds of $833,031. In January 2003, the Company issued an additional 128,000 shares of Series D and received net proceeds of $350,371.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
Cumulative undeclared dividends on Series A and Series D were $2,283,845, $2,884,297 and 3,034,413 at December 31, 2004 and 2005, and March 31, 2006, respectively. In connection with consulting services received during the Series A equity financing, in March 2001, warrants were issued for 3,071 shares of common stock with an exercise price of $7.00 per share. The warrants are exercisable at any time for a period of ten years from the date of issue. The fair value of the warrants was charged to paid-in capital as a cost of issuance of the Series A in the amount of $3,514.

Series B Preferred Stock
In connection with the formation of the IOL joint venture with its development partner in January 2001, the Company entered into a Securities Purchase Agreement (Agreement). Under the Agreement, the Company issued 500,625 shares of Series B preferred stock (Series B) and 285,714 shares of Series C preferred stock (Series C), each having a par value of $0.0001. Net proceeds from the issuance of the Series B shares were $8,010,000. These proceeds were used to acquire the Company’s 80.1% interest in the IOL joint venture.
The holder of Series B is entitled to receive preference to any distributions of the assets of the Company equal to the original purchase price of the shares ($16.00). Mandatory Series B dividends were payable every year beginning July 19, 2002, in shares of Series B at the original issue price per share at the rate of 7% of $8,010,000 compounded annually. In March 2004, the holder of Series B permanently waived its right of payment of accrued and unpaid dividends and its right to the accrual on or payment of any future dividends on the Series B in exchange for reduction in the adjusted conversion price of the shares to $9.17. Cumulative undeclared dividends on Series B were $299,441 at December 31, 2003. Additional dividends through the subsequent date of declaration in 2003 of $341,094 were declared and paid in 38,809 shares of Series B in 2003. Upon waiver of the right of payment of accrued and unpaid dividends in March 2004, the cumulative undeclared dividends were reversed.
The Series B shares are convertible into the Company’s common stock at $9.17 per share, subject to certain adjustments, at the option of the holder at any time after January 19, 2003, and before December 31, 2008, as amended in 2005.
To the extent ImaRx has funds legally available for payment, redemption of the Series B is mandatory on December 31, 2008, as in the amount of the liquidation preference, either in cash or shares of common stock of ImaRx (if registered pursuant to a public offering), or in shares of Series C, at the option of the Company.

Series C Preferred Stock
Net proceeds of $1,945,563 were received from the sale of the Series C, also in connection with the formation of the IOL joint venture in January 2001.
The holder of Series C is entitled to receive preference to any distributions of the assets of the Company equal to the $7.00 original purchase price of the shares. The Series C is convertible into the Company’s common stock at an adjusted conversion price of $6.76 per share, subject to certain adjustments. The conversion privilege at the option of the holder is exercisable at any time before December 31, 2008.
To the extent ImaRx has funds legally available for payment, redemption of the Series C is mandatory on December 31, 2008, in the amount of the liquidation preference either in cash or shares of common stock (if registered pursuant to a public offering), at the option of the Company.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)

Series E Preferred Stock
As partial consideration related to an Asset Purchase Agreement entered into with Abbott Laboratories on September 30, 2005, the Company issued 1,000,000 shares of Series E preferred stock (Series E) valued at $4.00 per share. The Series E has a par value of 0.0001. The shares are convertible into the Company’s common stock based on the original issue price of $4.00 per share, subject to certain adjustments. The holders of Series E participate equally in all dividends payable to common stockholders, if and when declared by the Board of Directors of the Company, based on the number of shares of common stock into which the Series E are convertible.
Series E has been classified as equity as this series of preferred stock carries neither dividend preferences nor mandatory redemption rights. The redemption is contingent on the following: (i) the Company has not become subject to the public reporting requirements of the Securities Exchange Act of 1934 before September 30, 2007; and (ii) the Company has sold substantially all of the technologies purchased from the original holders of the Series E under the Asset Purchase Agreement. Management has sole discretion with respect to the sale or disposition of the technologies purchased under the Asset Purchase Agreement. Management has no intention to sell substantially all of the technologies as the potential products to be developed with these technologies could be significant to the Company. The redemption price is $10.00 per share in cash. Refer to Note 13 for a description of the purchase transaction.
All shares of each series of preferred stock will automatically convert into shares of common stock in connection with the closing of an initial public offering.
     Common Stock
In March 2004, the Company issued 2,500,000 shares of common stock in a private placement at $2.00 per share and received net proceeds of $4,401,666. Additionally, the Company converted convertible subordinated notes plus accrued interest in the amount of $2,064,686 into 1,032,343 shares of common stock. The holders of the common stock issued in the offering and conversion of the notes are entitled to certain additional rights and privileges, among them (i) the right to put the shares back to the Company at $3.00 per share under certain circumstances in the event of a merger or consolidation or sale of substantially all of the assets of the Company where the Company is not the surviving company, (ii) the right to additional shares of common stock of the Company should the Company not become a reporting company under the Securities and Exchange Act of 1934 (1934 Act) by September 30, 2006, equal to (A) 10% of the original ($2.00 per share) investment amount and (B) thereafter 5% of the original investment amount each quarter until the reporting requirement is met, (C) weighted-average anti-dilution rights should shares subsequently be issued at less than $2.00 per share, and (D) certain registration rights.
In January and February 2005, the Company completed two closings of a $7,000,000 private placement offering at $3.00 per share for the issuance of 2,333,333 shares of common stock. These common stock shares include certain additional rights and privileges, among them (i) the right to put the shares back to the Company at $4.50 per share under certain circumstances in the event of a merger or consolidation or sale of substantially all of the assets of the Company where the Company is not the surviving company, (ii) the right to additional shares of common stock of the Company should the Company not become a reporting company under the Securities and Exchange Act of 1934 by February 28, 2007, equal to (A) 10% of the original ($3.00 per share) investment amount and (B) thereafter 5% of the original investment amount each quarter until the reporting requirement is met, (iii) full ratchet anti-dilution should shares subsequently be issued at less than $3.00 per share, and (iv) registration rights. Net proceeds to the Company were $5,521,000, including offset of the value of warrants issued to the placement agent in the offering of $415,200.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
In October and November 2005, the Company completed two closings of a private placement of $15,000,000 at $4.00 per share for the issuance of 3,750,000 shares of common stock. These shares of common stock include certain additional contractual rights and privileges, among them (i) the right to put the shares back to the Company at $6.00 per share under certain circumstances in the event of a merger or consolidation or sale of substantially all of the assets of the Company where the Company is not the surviving company, (ii) the right to additional shares of common stock of the Company should the Company not become a reporting company under the Securities and Exchange Act of 1934, as amended, by November 8, 2007 equal to (A) 10% of the original ($4.00 per share) investment amount and (B) thereafter 5% of the original investment amount each quarter until the reporting requirement is met, (C) full ratchet anti-dilution should shares subsequently be issued at less than $4.00 per share, and (D) registration rights. Net proceeds to the Company were $12,001,453, including offset of the value of warrants issued to the placement agent in the offering of $943,195.
The Company has recorded these shares of stock as equity since redemption is within the control of the Company with respect to its ability to become a voluntary filer under the 1934 Act and with respect to the sale of assets that could trigger a redemption.
     Warrants to Purchase Common and Preferred Stock
A warrant to purchase 3,071 shares of common stock with a fair value of $3,514 at date of issue was issued in connection with a consulting agreement in March 2001. The exercise price of the warrant is $7.00 per share and has not been exercised. In addition, a warrant to purchase 10,000 shares of common stock with a fair value of $2,689 at the date of issue was issued in connection with a consulting agreement with a related party on December 1, 2001. The warrant was exercised in March 2004 at a price of $.50 per share. A warrant to purchase 10,909 shares of Series A with an exercise price of $2.75 per share was issued in connection with a line of credit in January 2001. The fair value of the warrant, $16,110, was recorded as a loan discount during the term of the loan, and the warrant has not yet been exercised. A warrant to purchase 20,000 shares of common stock with a fair value of $35,870 at date of issue was issued in connection with a licensed patent in January 2005. The exercise price of this warrant is $3.00 per share and has not been exercised.
In connection with the issuance of the convertible subordinated notes during 2003 and 2004, the Company issued warrants to purchase 145,790 and 60,679 shares of common stock were issued, respectively. The warrants are exercisable at any time for a period of seven years at a price of $2.00 per share. Of these warrants, 17,531 were exercised in October 2005. The value of the warrants was recorded as debt discount and amortized to interest expense using the interest rate method over the maturity of the notes. The fair values of all warrants issued in 2003 and 2004 were $72,410 and $138,475, respectively. On March 30, 2004, the conversion date of the notes, all remaining unamortized debt discount was expensed to interest. In addition, debt discount related to the beneficial conversion feature of the warrants in the amount of $32,961 was expensed to interest at the date of conversion of the notes.
In addition to the warrants for the purchase of shares of common stock issued with the convertible subordinated notes, in January 2004, the Company engaged the services of a financial advisor and an investor relations consultant pursuant to consulting agreements, each of which provided that the consultants receive a warrant to purchase 250,000 shares of the Company’s common stock at an exercise price of $3.00 per share. The warrants are exercisable at any time for a term of five years. The fair value of the warrants totaling $464,378 was charged to expense in 2004.
In October 2004, the Company issued a warrant to purchase 250,000 shares of common stock at an exercise price of $2.00 per share to the placement agent of the offering 2,500,000 shares of common stock closed in

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
March 2004. The Company issued the warrant and agreed to pay $170,000 upon or immediately prior to closing of a public offering in exchange for the placement agent’s permanent waiver of its right of first refusal to undertake public offerings on behalf of the Company. The warrant is exercisable at any time on a cashless basis for a term of four years. The fair value of the warrant at the date of issue totaling $452,269 was charged to expense in 2004.
A warrant to purchase 233,333 shares of common stock exercisable at any time at $3.30 per share on a cashless basis was issued in February 2005, for a term of five years as provided in the placement agent agreement relative to the $7,000,000 common stock offering. The fair value of the warrant at the date of issue of $415,200 was offset against proceeds of the offering.
In September 2005, warrants to purchase 100,000 shares of common stock were issued in connection with issuance of the $4,000,000 in secured promissory notes. The warrants are exercisable at any time and for a period of ten years at a price of $4.00 per share. The value of the warrants were recorded as debt discount and amortized to interest expense over the expected maturity of the notes. The fair value of the warrants outstanding at September 30, 2005 of $273,327 was amortized to interest as the expected maturity date of the notes was less than one month. The warrants were fully expensed in October 2005.
A warrant to purchase 375,000 shares of common stock exercisable at any time at $4.25 per share on a cashless basis was issued on November 8, 2005, for a term of seven years as provided in the placement agent agreement relative to the $15,000,000 common stock offering. The fair value of the warrant at the date of issue of $943,195 was offset against proceeds of the offering.
In connection with a consulting agreement, warrants to purchase 75,000 shares of common stock were issued on February 1, 2006. The warrants are exercisable at any time at $4.00 per share on a cashless basis for a term of seven years. The fair value of the warrant at the date of issue of $173,909 has been recorded as expense.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)

10.	Stock Options
A summary of activity under the Company’s 2000 Stock Plan is as follows:

			Weighted-
		Exercise Price	Average
	Options	Per Share	Exercise Price

Balance at January 1, 2003	834,700	$0.50	$0.50
Granted	273,000	0.50	0.50
Exercised	(2,300)	0.50	0.50
Canceled	(28,150)	0.50	0.50

Balance at December 31, 2003	1,077,250	0.50	0.50
Granted	1,151,041	2.00-3.00	2.73
Exercised	(26,330)	0.50	0.50
Canceled	(234,200)	0.50	0.50

Balance at December 31, 2004	1,967,761	0.50-3.00	1.83
Granted	1,229,899	3.00-4.00	3.35
Exercised	(317,270)	0.50-3.00	0.95
Canceled	(184,666)	0.50-3.00	2,48

Balance at December 31, 2005	2,695,724	$0.50-4.00	$2.56
Granted	172,500	4.00	4.00
Exercised	(8,200)	0.50	0.50
Canceled	(281,000)	0.50-4.00	3.09

Balance at March 31, 2006	2,579,024	$0.50-4.00	$2.66

Available for grant at March 31, 2006	1,958,376

Below is a summary of stock option grant activity, net of forfeitures, and related fair value information for the 12 months ended March 31, 2006.

			Fair Value of
			Options on Date
2005 Grants	Options Granted	Exercise Price	of Grant

April	355,000	$3.00	$3.00
July	275,000	3.00	3.00
August	170,000	3.00	3.00
September	20,000	4.00	4.00
October	35,000	4.00	4.00
November	159,900	4.00	4.00
December	214,999	4.00	4.00

2005 Subtotal	1,229,899

2006 Grants

February	160,000	4.00	4.00
March	12,500	4.00	4.00

2006 Subtotal	172,500

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
All outstanding options are currently exercisable. The following table summarizes information relating to currently outstanding and vested options at March 31, 2006:

		Weighted Average
Range of	Options	Remaining	Options
Exercise Prices	Outstanding	Life (Years)	Vested

$0.00-0.50	533,625	5.53	479,975
0.51-2.00	250,000	8.00	250,000
2.99-3.00	1,220,000	8.72	236,250
3.99-4.00	575,399	9.70	12,500

Total	2,579,024	8.24	978,725

The Company provides a stock option plan for employees, directors and consultants. Under the plan, options to purchase common stock of the Company are granted to certain employees and directors at the estimated fair value of the underlying common stock at the date of grant. The options generally have a term of 10 years and generally vest over four years commencing on the date of the grant. During 2005, the Company’s board of directors and stockholders approved an amendment to the stock option plan to increase the number of shares that can be issued under the plan by 2,000,000 shares of common stock to a total of 5,000,000 shares.

11.	Lines of Credit
On January 17, 2001, the Company entered into an equipment line of credit agreement with a bank for $500,000. Advances under the equipment line accrued interest at the U.S. Treasury Note rate plus 3.0% and are secured by all of the Company’s assets. In connection with the line of credit, the Company issued warrants at an exercise price of $2.75 per share to purchase 21,818 shares of Series A. The warrants (determined to have a value of $32,220) were recorded as a loan discount. The warrants were reduced to 10,909 in January 2002, with a fair value of $16,110. The fair value of the warrants was recorded as a loan discount during the term of the outstanding loan. Both the final payments of 8.5% of the advances and the estimated fair value of the warrants were amortized over the term of the equipment line to interest expense. The line of credit expired in 2002, and the Company has no obligations thereunder.

12.	Benefit Plan
The Company has a 401(k) profit sharing benefit plan (401(k) Plan) covering substantially all employees who are at least twenty-one years of age and provide a certain number of hours of service. Under the terms of the 401(k) Plan, employees may make voluntary contributions, subject to Internal Revenue Code limitations. The Company matches 25% of the employee’s contributions up to a total of 15% of the employee’s gross salary. The Company’s contributions to the 401(k) Plan vest equally over five years. Company contributions to the 401(k) Plan were $13,476, $22,466, $24,476 and $3,667 for 2003, 2004, 2005 and for the three months ended March 31, 2006, respectively.

13.	Technology Acquisition
In September 2005, the Company entered into an Asset Purchase Agreement (September Abbott Agreement) with Abbott Laboratories to acquire certain assets related to Abbott Laboratories’ development of recombinant pro-urokinase (rproUK) and recombinant urokinase (rUK). The total purchase price under the September Abbott Agreement of $24,000,000 included a payment of $5,000,000 in cash, a $15,000,000 note payable to Abbott Laboratories and the issuance of 1,000,000 shares of Series E Preferred Stock valued at $4.00 per share.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
The purchase of these assets did not constitute the purchase of a business as defined in EITF No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Assets included in the purchase, among others, were rproUK and rUK drug substance and drug product inventories, raw materials including master and working cell banks, intellectual property related to these drug products, rights under existing contractual agreements and all related applications and supplements filed with the U.S. Food and Drug Administration (FDA). Although these assets have significant future importance to the operations of the Company, they did not meet the established guidelines for technological feasibility for recording as assets by the Company since FDA approval had not been received as of the date of acquisition. As a result, the full amount of the purchase price of $24,000,000 has been expensed as acquired in-process research and development expense in September, 2005.

14.	Commitments and Contingencies

Lease Commitments
Total rent expense was $89,000, $89,000, $91,000 and $30,000 in 2003, 2004 and 2005 and the three months ended March 31, 2006, respectively. Payments under noncancelable operating leases are $64,000 for both 2006 and 2007, and $54,000 in 2008.
15.                 Licensing Agreements

License Agreement with UNEMED Corporation
On October 10, 2003, UNEMED Corporation granted the Company an exclusive, worldwide license, with sublicense rights, to intellectual property and patents relating to the use of a thrombolytic agent together with microbubbles for the treatment of thrombosis. To maintain this license, the Company must meet certain product development milestones. The Company is obligated to pay UNEMED a royalty on any future net sales of products or processes which utilize the licensed technology, of which there have been no sales to date. The Company is also obligated to pay maintenance fees and expenses related to the maintenance of one of the patents covered by the license. The license agreement will terminate contemporaneously with the expiration of the licensed patents. Warrants were issued for the purchase of 10,000 shares of common stock at $2.00 per share with a fair value of $3,000 to acquire these rights.

License Agreement with Dr. med. Reinhard Schlief
On January 4, 2005, Dr. med. Reinhard Schlief granted the Company an exclusive, worldwide license, with the right to sub-license, to intellectual property and patents relating to methods of destroying cells by applying ultrasound to them in the presence of microbubbles. The Company is obligated to pay Dr. Schlief a royalty of 2% of net sales revenue derived from the sale of products that utilize the licensed technology. The license agreement will terminate contemporaneously with the expiration of the licensed patents. Warrants were issued for the purchase of 20,000 shares of common stock at $3.00 per share with a fair value of $37,500 to acquire these rights.

License Agreement with University of Arkansas
On February 14, 2006, the University of Arkansas granted the Company an exclusive, worldwide license, with the right to sublicense, intellectual property and patents relating to the use of a specific ultrasound device to be used in conjunction with bubbles, a thrombolytic, or a combination of bubbles and a thrombolytic to break up blood clots. To maintain this license the Company must meet certain product development milestones. The

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
Company is obligated to pay the University of Arkansas a one-time fee of $25,000 within 30 days after the first commercial sale of a product incorporating the licensed technology, and varying royalties depending on the amount of net revenue derived from the sale of products using the licensed technology, of which there have been no sales to date. The Company is also obligated to pay a one-time success fee of $250,000 in the first year that net revenue derived from the sale of products using the licensed technology exceeds $10.0 million. The license will terminate upon expiration of the last patent to which it relates.

16.	Subsequent Events (unaudited)

Issuance of Series F Mandatorily Redeemable Preferred Stock
In April and May 2006, the Company raised net proceeds of approximately $13.0 million in a private placement of Series F preferred stock (Series F) at $5.00 per share. The Series F has a par value of $0.0001. Preferences related to the Series F include entitlements allowing the holders of Series F to receive preference to any distributions of the assets of the Company equal to the original purchase price of the shares and cumulative accrued dividends of 8% per year, less the amount of any dividends actually paid. The shares are convertible into the Company’s common stock based on the original issue price of $5.00 per share, subject to certain adjustments. In the event dividends are paid on any shares of common stock, the holders of the Series F will be entitled, if and when declared by the Board of Directors of the Company, to dividends based on the number of shares of common stock into which the Series F are convertible. The holders of the Series F preferred stock are also entitled to the number of votes equal to the number of shares of common stock into which the Series F are convertible. At any time on or after December 31, 2008, holders of a majority of Series F may elect to redeem, in three annual installments, their shares at 1.5 times the original issue price plus any accrued and unpaid dividends in cash. Each share of Series F preferred stock will automatically convert into shares of common stock upon the closing of the sale of common stock of the initial public offering at a conversion price equal to the lesser of $5.00 per share or 85% of the price per share paid in an initial public offering.

Acquisition from Abbott Laboratories
In April 2006, the Company acquired Abbokinase, from Abbott an FDA-approved urokinase compound, and related rights for a total purchase price of $20,000,000. The purchase price is comprised of $5,000,000 million in cash and a $15,000,000 secured promissory note. The note is due December 31, 2007, accrues interest at 6% annually and is secured by the Company’s right, title and interest in the purchased assets. The purchase of these assets did not constitute the purchase of a business as defined in EITF No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, since no employees, equipment, manufacturing facilities or arrangements, or sales and marketing organization were included in the transaction. Given that the purchase was not a business the purchase price will be allocated to the inventory and intangible assets acquired based upon fair value assessments.
The Company plans to commence selling Abbokinase in the latter part of 2006. Under the purchase agreement, after the Company has received initial net revenue of $5,000,000 from the sale of Abbokinase, the Company is required to deposit 50% of the revenue received from sales of Abbokinase into an escrow account securing the repayment of the $15,000,000 promissory note. If the promissory note is not repaid by its maturity date, Abbott Laboratories has the right to reclaim any remaining inventory of Abbokinase and related rights.

                                Shares
Common Stock

PROSPECTUS

                          , 2006

Through and including                     , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee, the NASD filing fee and The Nasdaq National Market initial listing fee. We intend to pay all expenses of registration, issuance and distribution.

SEC registration fee		$8,025
NASD filing fee		8,000
Nasdaq National Market initial listing fee		100,000
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Officers and Directors
The registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person who is or was a director, officer, employee or agent of a corporation of an enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that with respect to an action brought by or in the right of the corporation, such indemnification is limited to expenses (including attorneys’ fees). Under the DGCL, Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement vote of stockholders or disinterested directors or otherwise.
In addition, Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation for law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.
The registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. The registrant’s amended and restated certificate of incorporation requires indemnification of its directors and officers to the fullest extent permissible under the DGCL and the registrant’s amended and restated bylaws provide for indemnification of officers and directors to the fullest extent authorized by the DGCL.

The registrant maintains a liability insurance policy pursuant to which its directors and officers may be indemnified against liability incurred for serving in their capacities as directors and officers.
Prior to the completion of this offering, the registrant intends to enter into stockholder-approved indemnification agreements with each of its directors and officers and we intend to enter into indemnification agreements with any new directors and officers in the future. The indemnification agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
The form of underwriting agreement filed as an exhibit to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, certain of its officers and its controlling persons for certain liabilities arising under the Securities Act or otherwise.
The Second Amended and Restated Investors’ Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.
See also the undertakings set out in response to Item 17.
Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement*	1.1
Registrant’s Amended and Restated Certificate of Incorporation, to be effective upon closing of this offering*	3.3
Form of Indemnification Agreement*	10.1
Second Amended and Restated Investors’ Rights Agreement, dated April 14, 2006	10.2

*	To be filed by amendment

Item 15.	Recent Sales of Unregistered Securities
Since January 1, 2003, the registrant has sold the following securities that were not registered under the Securities Act:

1.	We sold an aggregate of 456,100 shares of our common stock to certain of our employees, directors and consultants for cash consideration in the aggregate amount of $365,550 upon the exercise of stock options granted under our 2000 Stock Plan, none of which have been repurchased by us.

2.	We granted stock options to certain employees, directors and consultants under our 2000 Stock Plan covering an aggregate of 3,151,440 shares of common stock, at exercise prices ranging from $0.50 to $4.00 per share. Of these, options covering an aggregate of 753,016 shares were canceled without being exercised.

3.	In January 2003, we sold 128,000 shares of Series D preferred stock to accredited investors at a price of $2.75 per share. This securities issuance was a follow-on closing to an offering of Series D preferred stock that took place in October 2002 and was conducted on the same terms as the October 2002 offering. No underwriters were involved in these sales of securities.

4.	Between June 2003 and January 2004, we sold 7% unsecured convertible promissory notes in the aggregate principal amount of $2,000,000 and warrants to purchase up to an aggregate of 206,469 shares of common stock, with an exercise price of $2.75 per share to accredited investors. The principal amount of the promissory notes plus accrued interest was automatically converted into 1,032,343 shares of our common stock in connection with our March 2004 private placement at a conversion price of $2.00 per share. No underwriters were involved in this sale of securities.

5.	In October 2003, in connection with the grant of a sublicense, we issued a warrant to UNEMED Corporation, an accredited investor, to purchase up to an aggregate of 5,000 shares of our common stock at an exercise price of $2.00 per share.

6.	In March 2004, we issued a warrant to each of Bridge Ventures, Inc. and Saggi Capital Corp., each of which is an accredited investor, as partial consideration for annual consulting services. Each warrant is for the purchase of 250,000 shares of our common stock at an exercise price of $3.00 per share.

7.	In March 2004, we sold 2,500,000 shares of our common stock to accredited investors at a purchase price of $2.00 per share pursuant to a private placement in which First Montauk Securities Corp. served as our exclusive placement agent.

8.	In October 2004, we issued a warrant to First Montauk Securities Corp. and certain executive officers of First Montauk Securities Corp., each of whom is an accredited investor, to purchase up to an aggregate of 250,000 shares of common stock at an exercise price of $2.00 per share.

9.	Between October 2004 and February 2005, we sold an aggregate of 2,333,333 shares of common stock to accredited investors at a purchase price of $3.00 per share pursuant to a private placement in which First Montauk Securities Corp. served as our exclusive placement agent. In connection with this offering and as partial consideration for entering into the placement agency agreement, First Montauk Securities Corp. and certain executive officers of First Montauk Securities Corp. also received warrants to purchase up to an aggregate of 233,333 shares of our common stock at an exercise price of $3.30 per share.

10.	In January 2005, as partial consideration for a patent license, we granted Dr. med. Reinhard Schlief a warrant to purchase up to an aggregate of 20,000 shares of common stock at an exercise price of $3.00 per share.

11.	In September 2005, we sold 1,000,000 shares of Series E preferred stock to Abbott Laboratories, an accredited investor, as partial consideration for our acquisition of certain technologies from Abbott Laboratories pursuant to an Asset Purchase Agreement dated September 30, 2005. In connection with this Asset Purchase Agreement, we also issued Abbott Laboratories a secured 6% of promissory note in the principal amount of $15,000,000. No underwriters were involved in this sale of securities.

12.	In September 2005, we issued secured 6% promissory notes in the aggregate principal amount of $4,000,000 and warrants for the purchase of an aggregate of 100,000 shares of our common stock at an exercise price of $4.00 per share to accredited investors. No underwriters were involved in this sale of securities. The secured promissory notes issued in this offering were repaid in full in October 2005 with proceeds from the private placement offering described below.

13.	In October 2005 and November 2005, we sold an aggregate of 3,750,000 shares of our common stock to accredited investors at a purchase price of $4.00 per share in a private placement in which First Montauk Securities Corp. served as our exclusive placement agent. In connection with its placement agency agreement, First Montauk Securities Corp. and certain executive officers of First Montauk Securities Corp. received warrants to purchase up to 375,000 shares of our common stock at an exercise price of $4.25 per share.

14.	In April 2006 and May 2006, we sold an aggregate of 2,835,000 shares of Series F preferred stock to accredited investors at a price of $5.00 per share pursuant to a private placement in which First Albany Capital, First Montauk Securities Corp. and Maxim Group LLC served as our placement agents.

15.	In April 2006, we issued Abbott Laboratories a secured 6% promissory note in the principal amount of $15,000,000 in partial consideration for assets we acquired. No underwriters were involved in this sale of securities.

The sales of the above securities described in items (1) and (2) above were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the registrant, to information about the registrant.
The sale of securities described in items (3), (4), (7), (9), (12), (13) and (14) above were exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions were sophisticated entities, all of whom are “accredited investors,” as such term is defined in Rule 501 promulgated under the Securities Act, and all of whom had adequate access, through their relationship with us, to information about us.
The sale of securities described in items (5), (6), (8), (10), (11) and (15) above were exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the registrant, to information about the registrant.
No underwriters were involved in the foregoing sales of securities.

Item 16.	Exhibits and Financial Statement Schedules
(a) Exhibits.

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3.1		Fourth Amended and Restated Certificate of Incorporation of the registrant
3	.2*	Amendment to Certificate of Incorporation of the registrant
3	.3*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be effective following this offering
3.4		Bylaws of the registrant, as amended
3.5		Form of Amended and Restated Bylaws of the registrant, to be effective following this offering
4	.1*	Specimen certificate evidencing shares of common stock
5	.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP
10	.1*	Form of Indemnification Agreement to be entered into between the registrant and each of its directors and officers
10.2		Second Amended and Restated Investors’ Rights Agreement, dated April 14, 2006, by and among the registrant and certain stockholders
10.3		2000 Stock Plan and related agreements
10	.4*	2006 Performance Incentive Plan and related agreements
10.5		Asset Purchase Agreement, dated September 30, 2005, between the registrant and Abbott Laboratories
10.6		Security Agreement, dated September 30, 2005, between the registrant and Abbott Laboratories
10.7		Patent License Agreement, dated September 30, 2005, between the registrant and Abbott Laboratories
10.8		Secured Promissory Note, dated September 30, 2005, between the registrant and Abbott Laboratories
10.9		Services Agreement, dated September 30, 2005, between the registrant and Abbott Laboratories
10.10		License Agreement, dated January 4, 2005, between the registrant and Dr. med. Reinhard Schlief
10.11		Exclusive Sublicense Agreement, dated October 10, 2003, between the registrant and UNEMED Corporation

Exhibit
Number		Description of Document

10.12		Assignment, Assumption and License Agreement, dated October 7, 1999, between the registrant and Bristol-Myers Squibb Medical Imaging, Inc. (as successor to DuPont Contrast Imaging, Inc.) dated October 7, 1999, and amendments thereto
10.13		License Agreement, dated February 10, 2006, between the registrant and the University of Arkansas for Medical Sciences
10.14		Asset Purchase Agreement, dated April 10, 2006, between the registrant and Abbott Laboratories, and amendments thereto
10.15		Escrow Agreement, dated April 14, 2006, between the registrant and Abbott Laboratories
10.16		Inventory Trademark License Agreement, dated April 14, 2006, between the registrant and Abbott Laboratories
10.17		Security Agreement, dated April 14, 2006, between the registrant and Abbott Laboratories
10.18		Secured Promissory Note, dated April 14, 2006, between the registrant and Abbott Laboratories
10.19		Second Amended Executive Employment Agreement, dated May 15, 2006, between the registrant and Evan C. Unger
10.20		Consulting Agreement, dated April 11, 2005, between the registrant and Greg Cobb
10.21		Executive Employment Agreement, dated April 27, 2005, between the registrant and Greg Cobb
10.22		Executive Employment Agreement, dated April 18, 2005, between the registrant and Randall Miller
10.23		Executive Employment Agreement, dated February 18, 2004, between the registrant and John A. Moore
10.24		Agreement, dated March 31, 2006, by and among the registrant, John A. Moore and Edson Moore Healthcare Ventures
10.25		Subscription Agreement and Investor Questionnaire, dated March 2004, between the registrant and each of the signatory investors, offering price $2.00 per share
10.26		Subscription Agreement and Investor Questionnaire, dated December 2004, between the registrant and each of the signatory investors, offering price $3.00 per share
10.27		Subscription Agreement and Investor Questionnaire, dated September and October 2004, between the registrant and each of the signatory investors, offering price $4.00 per share
10.28		Commercial Lease— Triple Net, dated November 1, 2002, between the registrant and ImaRx Investments L.L.C.
10.29		Standard Commercial— Industrial Lease, dated December 30, 1997, between the registrant and Tucson Tech Park and addenda thereto
21.1		Subsidiaries of the registrant
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)
24.1		Power of Attorney. Reference is made to the signature page hereto.

*	To be filed by amendment
All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17.	Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant undertakes that:
   (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective,
   (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof,
   (3) for purposes of determining any liability under the Securities Act, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use, and
   (4) for purposes of determining any liability under the Securities Act, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tucson, in the County of Pima, State of Arizona, on the 19th day of May, 2006.

IMARX THERAPEUTICS, INC.

By:	/s/ Evan C. Unger, M.D.

Evan C. Unger, M.D.
President and Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Evan C. Unger and Greg Cobb his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to the registration statement on Form S-1, and to any registration statement filed under Securities and Exchange Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Evan C. Unger, M.D. Evan C. Unger, M.D.	President, Chief Executive Officer and Director (principal executive officer)	May 19, 2006

/s/ Greg Cobb Greg Cobb	Chief Financial Officer (principal financial and accounting officer)	May 19, 2006

/s/ Richard Love Richard Love	Director	May 19, 2006

/s/ Richard Otto Richard Otto	Director	May 19, 2006

/s/ Thomas W. Pew Thomas W. Pew	Director	May 19, 2006

/s/ Philip Ranker Philip Ranker	Director	May 19, 2006

/s/ James M. Strickland James M. Strickland	Director	May 19, 2006

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3.1		Fourth Amended and Restated Certificate of Incorporation of the registrant
3	.2*	Amendment to Certificate of Incorporation of the registrant
3	.3*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be effective following this offering
3.4		Bylaws of the registrant, as amended
3.5		Form of Amended and Restated Bylaws of the registrant, to be effective following this offering
4	.1*	Specimen certificate evidencing shares of common stock
5	.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP
10	.1*	Form of Indemnification Agreement to be entered into between the registrant and each of its directors and officers
10.2		Second Amended and Restated Investors’ Rights Agreement, dated April 14, 2006, by and among the registrant and certain stockholders
10.3		2000 Stock Plan and related agreements
10	.4*	2006 Performance Incentive Plan and related agreements
10.5		Asset Purchase Agreement, dated September 30, 2005, between the registrant and Abbott Laboratories
10.6		Security Agreement, dated September 30, 2005, between the registrant and Abbott Laboratories
10.7		Patent License Agreement, dated September 30, 2005, between the registrant and Abbott Laboratories
10.8		Secured Promissory Note, dated September 30, 2005, between the registrant and Abbott Laboratories
10.9		Services Agreement, dated September 30, 2005, between the registrant and Abbott Laboratories
10.10		License Agreement, dated January 4, 2005, between the registrant and Dr. med. Reinhard Schlief
10.11		Exclusive Sublicense Agreement, dated October 10, 2003, between the registrant and UNEMED Corporation
10.12		Assignment, Assumption and License Agreement, dated October 7, 1999, between the registrant and Bristol-Myers Squibb Medical Imaging, Inc. (as successor to DuPont Contrast Imaging, Inc.) dated October 7, 1999, and amendments thereto
10.13		License Agreement, dated February 10, 2006, between the registrant and the University of Arkansas for Medical Sciences
10.14		Asset Purchase Agreement, dated April 10, 2006, between the registrant and Abbott Laboratories, and amendments thereto
10.15		Escrow Agreement, dated April 14, 2006, between the registrant and Abbott Laboratories
10.16		Inventory Trademark License Agreement, dated April 14, 2006, between the registrant and Abbott Laboratories
10.17		Security Agreement, dated April 14, 2006, between the registrant and Abbott Laboratories
10.18		Secured Promissory Note, dated April 14, 2006, between the registrant and Abbott Laboratories
10.19		Second Amended Executive Employment Agreement, dated May 15, 2006, between the registrant and Evan C. Unger
10.20		Consulting Agreement, dated April 11, 2005, between the registrant and Greg Cobb
10.21		Executive Employment Agreement, dated April 27, 2005, between the registrant and Greg Cobb
10.22		Executive Employment Agreement, dated April 18, 2005, between the registrant and Randall Miller
10.23		Executive Employment Agreement, dated February 18, 2004, between the registrant and John A. Moore
10.24		Agreement, dated March 31, 2006, by and among the registrant, John A. Moore and Edson Moore Healthcare Ventures
10.25		Subscription Agreement and Investor Questionnaire, dated March 2004, between the registrant and each of the signatory investors, offering price $2.00 per share
10.26		Subscription Agreement and Investor Questionnaire, dated December 2004, between the registrant and each of the signatory investors, offering price $3.00 per share
10.27		Subscription Agreement and Investor Questionnaire, dated September and October 2004, between the registrant and each of the signatory investors, offering price $4.00 per share
10.28		Commercial Lease— Triple Net, dated November 1, 2002, between the registrant and ImaRx Investments L.L.C.

Exhibit
Number		Description of Document

10.29		Standard Commercial— Industrial Lease, dated December 30, 1997, between the registrant and Tucson Tech Park and addenda thereto
21.1		Subsidiaries of the registrant
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)
24.1		Power of Attorney. Reference is made to the signature page hereto.

*	To be filed by amendment